Confidential Treatment Requested by Austin Gold Corp.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 9, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AUSTIN GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia	1041	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1021 West Hastings Street, 9th Floor
Vancouver, BC Canada V6C 0C3

604-644-6579

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.
4625 West Nevso Drive, Suite 2
Las Vegas, NV 89103
(888) 705-7274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth G. Sam, Esq. Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, CO 80202 (303) 629-3445	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☒
Accelerated filer	☐	Emerging growth company	☒
Non-accelerated filer	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee(5)
Common Stock, without par value	$		$
Underwriter Warrants(3)
Common Stock underlying Underwriter Warrants, without par value(4)	$		$
Total:	$		$

(1)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 based on the proposed maximum aggregate offering price.
(2)	Includes the aggregate offering price of additional shares that the underwriter has the option to purchase, if any. See “Underwriting.”
(3)	The Registrant has agreed to issue to the underwriter warrants to purchase up to [7]% in the aggregate of the shares of our common stock (the “Underwriter Warrants”) to be issued and sold in this offering. The Underwriter Warrants are exercisable for a price per share equal to [110]% of the public offering price.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to [110]% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter Warrants is $ , which is equal to [110]% of $ ([7]% of $ ).
(5)	To be paid in connection with the initial public filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Confidential Treatment Requested by Austin Gold Corp.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 9, 2021.

Common Shares

This is the initial public offering of the common shares of Austin Gold Corp. We are offering common shares (the “common shares”).

Prior to this offering, there has been no public market for our common shares. It is currently estimated that the initial public offering price for our common shares will be between $                and $                per share. We have applied to list our common shares on the NYSE American exchange (“NYSE American”). We anticipate that our common shares will be quoted for trading on the NYSE American exchange; however, there can be no assurance that such an application for trading will be approved. The offering price may not reflect the market price of our common shares after this offering. Our common shares are not listed for trading on any exchange or automated quotation system.

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Implications of Being an Emerging Growth Company.”

An investment in the common shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions (1)
Proceeds, before expenses, to us

(1)	The underwriter and other broker-dealers will receive compensation for sales of the securities offered hereby at a fixed commission rate consisting of: (i) a cash fee equal to 7% of the total gross proceeds of the Offering; and (ii) compensation warrants (“Underwriter Warrants”), exercisable at a price of $ for a period beginning 180 days from the closing date of the Offering and expiring [●] months from the closing date of the Offering to acquire the number of common shares equal to 7% of the common shares sold during this offering. See the section titled “Underwriting” for additional information regarding total underwriter compensation.

This Offering is being conducted by Roth Capital Partners, LLC (the “Underwriter”), a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We have granted the underwriter an option to purchase up to an additional                common shares from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus. None of the common shares offered are being sold by present security holders of Austin Gold.

In connection with the filing and qualification of the registration statement of Austin Gold on Form S-1 of which this prospectus is a part with the Commission, we are filing a preliminary non-offering prospectus (the “Canadian Prospectus”) with the securities regulatory authorities in the province of British Columbia (the “Canadian Jurisdictions”), for the purposes of qualifying Austin Gold as a reporting issuer in Canada.

The underwriter expects to deliver the common shares to purchasers on or about                , 2021.

Roth Capital Partners

The date of this prospectus is          , 2021

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the SEC. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

For investors outside the United States: we have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

We are Austin Gold Corp., a British Columbia corporation organized in April 2020, which together with our subsidiaries we refer to as “Austin Gold,” the “Company,” “we,” “our,” or “us”.

Unless otherwise specified, all dollar amounts are expressed in United States dollars. All references to “$” refer to United States dollars. All references to “Cdn$” refer to Canadian dollars. All references to “common shares” and “shares” refer to the common shares in our capital stock, unless otherwise indicated.

Austin Gold Corp., the Austin Gold logo and other trademarks or service marks of Austin Gold appearing in this prospectus are the property of Austin Gold or its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

ii

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an auditor attestation on our internal control over financial reporting pursuant to the Sarbanes- Oxley Act of 2002;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” or “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, (“MD&A”); and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We elected to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on our assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the fiscal year in which the market value of our common shares that are held by non-affiliates is at least $700.0 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.

iii

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated herein by reference contain certain forward-looking statements. Forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Austin Gold and its subsidiaries and its mineral projects, the future price of metals, test work and confirming results from work performed to date, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, and limitations of insurance coverage. Often, but not always, Forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions such as future business and property integrations remaining successful; favorable and stable general macroeconomic conditions, securities markets, spot and forward prices of gold, silver, base metals and certain other commodities, currency markets (such as the $ to Cdn$ exchange rate); no materially adverse changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; that various risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding) will not materialize; the ability to complete planned exploration programs; the ability to continue raising the necessary capital to finance operations; the ability to obtain adequate insurance to cover risks and hazards on favorable terms; that changes to laws and regulations will not impose greater or adverse restrictions on mineral exploration or mining activities; the continued stability of employee relations; relationships with local communities and indigenous populations; that costs associated with mining inputs and labor will not materially increase; that mineral exploration and development activities (including obtaining necessary licenses, permits and approvals from government authorities) will be successful; no disruptions due to a U.S. Government shutdown; and the continued validity and ownership of title to properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Austin Gold to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current and future exploration activities differing from projected results; the inability to meet various expected cost estimates; changes or downgrades in project parameters and/or economic assessments as plans continue to be refined; fluctuations in the future prices of metals; possible variations of mineral grade or recovery rates below those that are expected; the risk that actual costs may exceed estimated costs; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; political instability; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this prospectus. Although Austin Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this prospectus and Austin Gold disclaims any obligation to update any Forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that Forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on Forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in this prospectus.

iv

POTENTIAL IMPACT OF THE COVID-19 PANDEMIC

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to over 150 countries and every state in the United States. On January 30, 2020, the World Health Organization declared the outbreak of coronavirus a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency. The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the U.S. economy where we conduct a majority of our business. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

The COVID-19 pandemic may also impact our workforce, our ability to complete projects in accordance with our contractual obligations, and we may incur increased labor and materials costs. Depending upon the severity of the COVID-19 coronavirus’ continued spread in the United States and other countries, we may experience disruptions that could severely impact our business, including:

•	limitation of company operations, including work from home policies and office closures;

•	one or more key officers and/or employees could be personally affected by the virus;

•	interruptions due to limitations on travel imposed or recommended by federal or state governments, employers and others; and

•	limitations in employee resources that would otherwise be focused on our business, due to sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Since December 11, 2020, the U.S. Food and Drug Administration (FDA) issued emergency use authorizations (EUA) for vaccines developed by Pfizer-BioNTech, Moderna, Inc., and Johnson & Johnson for the prevention of COVID-19. Other vaccine manufacturers are anticipated to receive FDA approval for additional vaccines. The emergency use authorizations allow the vaccines to be distributed in the U.S. While clinical trials of the vaccines demonstrated a high degree of effectiveness, there remains uncertainty as to the effectiveness of the vaccines outside clinical trials, the timing of the rollout of the vaccines, the immunization and acceptance rate, potential side effects of the vaccines, potential mutation of COVID-19 in response to the vaccines and other risks and uncertainties. The Johnson & Johnson vaccine was subject to a temporary suspension, pending further evaluation of blood clots in a limited number of recipients.

The extent to which the COVID-19 coronavirus may continue to impact our business and our profitability and growth will depend on future developments to combat COVID-19, which are highly uncertain and cannot be predicted with confidence, such as the effectiveness of vaccines, the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our operations, and on the global economy as a whole. However, the COVID-19 pandemic has had an immediate negative impact on the mining industry and related businesses in 2020, which may continue in 2021.

v

SUMMARY OF RISK FACTORS

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated, and the risk factors set forth in the section entitled “Risk Factors” beginning on page 6 of this prospectus. These risks can be summarized as follows:

Business Related Risks

•	Austin Gold is an exploration company and has no history of operations, mining or refining mineral products. The Austin Gold Properties are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by Austin Gold towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.

•	Austin Gold has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of Austin Gold’s projects comes into production, which may or may not occur.

•	Austin Gold has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. With the net proceeds from this Offering, Austin Gold believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and Austin Gold would require additional capital to fund development and exploration programs and potential acquisitions.

•	Austin Gold’s properties include the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project, all located in Nevada. As a result, unless Austin Gold acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon Austin Gold and would materially affect the potential mineral resource production, profitability, financial performance and results of operations of Austin Gold.

•	There are uncertainties as to title matters in the mining industry. Any defects in title could cause Austin Gold to lose rights in its mineral properties and jeopardize its business operations. Austin Gold’s mineral properties currently consist primarily of unpatented mining claims located on lands administered by the United States’ Department of Interior’s Bureau of Land Management, Nevada State Office and the United States Forest Service – Humboldt-Toiyabe National Forest to which Austin Gold only has possessory title of the mineral rights, and a few patented mining claims on which Austin Gold controls the surface and mineral rights.

•	The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. Austin Gold also may not have, or may not be able to obtain, all necessary surface rights to develop a property.

•	Mineral resource estimates will be based upon estimates made by Austin Gold’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work.

•	Austin Gold’s development will depend on the efforts of key management and other key personnel, including Dennis L. Higgs (President and Director), Katrina Anderson (Chief Financial Officer), Joseph J. Ovsenek (Executive Chair and Director) Kenneth C. McNaughton (VP Exploration and Director), and Darcy A. Higgs (Corporate Secretary). Loss of any of these people, particularly to competitors, could have a material adverse effect on Austin Gold’s business.

Industry Related Risks

•	The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of Austin Gold’s projects will have a discovery that can be mined profitably.

•	Austin Gold’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability.

•	There may be challenges to title to the mineral properties in which Austin Gold holds a material interest. If there are title defects with respect to any properties, Austin Gold might be required to compensate other persons or to reduce its interest in the affected property.

•	Austin Gold’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for Austin Gold to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended.

•	The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations.

Risks Related to our Stock

•	As at the date of this prospectus, officers and directors of Austin Gold, including Dennis L. Higgs (President and Director), Darcy A. Higgs (Corporate Secretary), Joseph J. Ovsenek (Executive Chair and Director) and Kenneth C. McNaughton (VP Exploration and Director) hold, directly or indirectly, 20,000,000 common shares, approximately 70.05% of the issued and outstanding common shares, and are Austin Gold’s largest shareholders. Each of these persons also serve as an officer and/or director of Austin Gold, which may give rise to conflicts of interest.

•	No dividends on the common shares have been paid by Austin Gold to date. Investors in Austin Gold’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in Austin Gold’s securities other than through possible common share price appreciation.

•	You will incur immediate and substantial dilution as a result of this Offering.

•	In the future, we may attempt to increase our capital resources by offering debt securities or Preferred Stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or Preferred Stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our common shares.

•	Our management will have broad discretion in the application of the net proceeds designated to fund our capital expenditures on existing mineral properties, acquire additional acreage leaseholds, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors” beginning on page 6 of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

The information presented in this prospectus assumes (i) an initial public offering price of $       per share and (ii) unless otherwise indicated, that the Underwriters do not exercise their option to purchase additional common shares.

Business Overview

Austin Gold was incorporated under the Business Corporations Act (British Columbia) on April 21, 2020. Austin Gold is domiciled in Canada and maintains a head office in Vancouver, British Columbia, Canada. Austin Gold has no maximum authorized share capital and no par value.

We are a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada. In specific, we were formed for the purposes of drilling the Kelly Creek Project (as described herein), a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada. Upon developing an understanding of the prospect of discovering deposits of precious or base metals on the property, we entered into the Kelly Creek LOI (hereinafter defined) on May 29, 2020. Thereafter, as described further herein, we entered into the JV Agreement. As a result of the foregoing, the Kelly Creek Project became our material mineral exploration project. Nonetheless, we continue to consider other regional opportunities in the event the Kelly Creek Project does not yield favorable results, and in connection therewith we have acquired three other non-material mineral explorations projects. Our other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), and in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project).

This is our initial public offering, and no public market currently exists for our stock. The offering price may not reflect the market price of our stock after this offering. Our common shares are not listed for trading on any exchange or automated quotation system.

Austin Gold has submitted an application for listing its common shares for trading on the NYSE American. We anticipate that our common shares will be traded on the NYSE American exchange; however, there can be no assurance that such an application for trading will be approved.

For further information about Austin Gold, see the section entitled “Business”.

Organizational Structure

Austin Gold has one wholly-owned subsidiary, Austin American Corporation, a Nevada corporation.

Mineral Properties

Austin Gold’s projects are located on the Battle Mountain—Eureka (Cortez) gold trend in Humboldt County, Nevada (Kelly Creek Project), the Independence-Jerritt Canyon gold trend in Elko County, Nevada (Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (Miller Project), and in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (Fourmile Basin Project). Collectively these projects comprise the “Austin Gold Properties”. As of the date of this prospectus, the Austin Gold Properties comprise in aggregate 136.8 km2 of unpatented and patented mining claims and mineral tenure.

The Kelly Creek Project

The Kelly Creek Project is located in Humboldt County, Nevada. Austin Gold, through its subsidiary Austin American Corporation, has an Option to Joint Venture the Kelly Creek Project with Pediment Gold LLC (“Pediment”), a subsidiary of Nevada Exploration Inc. (“Nevada Exploration”), pursuant to which Austin American Corporation can acquire up to a 70% interest in the Kelly Creek Project. The Kelly Creek Project is currently Austin Gold’s principal property and Austin Gold will be expending the largest amount of its exploration budget on the Kelly Creek Project over the next 12 months.

Pediment combined its former Hot Pot Project into its Kelly Creek Project, which together are now referred to as the Kelly Creek Project, comprising of: (i) 333 unpatented lode mining claims held directly by Pediment, covering approximately 23.9 km2; (ii) 209 unpatented lode mining claims leased by Pediment from Genesis Gold Corporation through a Mining Lease and Option to Purchase Agreement (the “Genesis Agreement”), covering approximately 15.1 km2; and (iii) approximately 14.2 km2 of private land leased by Pediment under a Mining Lease Agreement (the “Hot Pot Lease”).

See under heading “Description of Property” in this prospectus, for a discussion of the Kelly Creek Project.

The Fourmile Basin Project

The Fourmile Basin Project is located in Nye County, Nevada about 48 km east-northeast of the historic mining district and town of Tonopah (a district known for historical production of gold and silver). Fourmile Basin is localized along the southern margin of the +20 km diameter Big Ten Peak Caldera, which is one of multiple volcanic centers within the mid-Tertiary-age Central Nevada Volcanic Field. The Fourmile Basin Project comprises 323 unpatented lode mining claims covering approximately 25.9 km2.

Austin Gold has a mineral lease agreement with La Cuesta International, Inc. related to the Fourmile Basin Project.

See under heading “Description of Property” in this prospectus, for a discussion of the Fourmile Basin Project.

The Lone Mountain Project

The Lone Mountain Project is located near Lone Mountain in Elko County, Nevada. The Lone Mountain Project comprises 454 unpatented lode mining claims and 6 patented mining claims covering approximately 34.2 km2.

Austin Gold has a lease with option to purchase with NAMMCO on the Lone Mountain Project.

See under heading “Description of Property” in this prospectus, for a discussion of the Lone Mountain Project.

The Miller Project

The Miller Project is located at the southern end of the Carlin trend on the eastern flank of the Pinion Range in Elko County, Nevada. The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of the 164 newly staked claims, which we believe will be resolved in our favor.

Austin Gold has a lease with option to purchase with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) on the Miller Project.

See under heading “Description of Property” in this prospectus, for a discussion of the Miller Project.

Industry and Market Data and Forecasts

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the Underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Certain data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Caution Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

The annual average exchange rates for Canadian dollars in terms of the United States dollar for each of the two years in the period ended December 31, 2020, as quoted by the Bank of Canada, were as follows:

Year ended December 31
2020		2019
Cdn$	1.3415	Cdn$	1.3269

On September 8, 2021, the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada, was $1.00 = Cdn$1.2676.

Financial Information

As a British Columbia corporation, we are permitted to present our financial statements in Canadian dollars and prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, any other financial information included or incorporated by reference in this prospectus has been prepared in accordance with IFRS. Financial information filed on Austin Gold’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile and incorporated by reference in the Canadian Prospectus has been prepared in accordance with International Financial Reporting Standards (“IFRS”). U.S. GAAP differs in certain material respects from IFRS. As a result, certain financial information included or incorporated by reference in this prospectus may not be comparable to financial information reported by the Company at www.sedar.com and incorporated by reference in the Canadian Prospectus. This prospectus does not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

Foreign Private Issuer

We currently qualify as a “foreign private issuer” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, and Rule 405 of the Securities Act. We anticipate that we will continue to qualify as a “foreign private issuer” after completion of this offering. Certain SEC rules and regulations available to foreign private issuers related to disclosure, filing obligations and offering exemptions applicable to us may not be comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Additional Information

You should rely only on the information contained in this prospectus. Information filed on Austin Gold’s SEDAR profile at www.sedar.com is available for informational purposes and does not constitute part of this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations, and prospects may have changed since the date hereof.

Contact Information

Our principal executive offices are located at 1021 West Hastings Street, 9th Floor, Vancouver, British Columbia, Canada V6C 0C3, and our telephone number is 604-644-6579. Our main corporate website is located at www.austin.gold. The information on our website or filed on SEDAR is not incorporated by reference into this prospectus.

THE OFFERING

Issuer	Austin Gold Corp.

Common Shares Offered(1)	common shares (or common shares if the Underwriter exercises its option to purchase additional shares in full).

Common Shares Outstanding After This Offering(1)(2)	common shares (or common shares if the Underwriter exercises its option to purchase additional shares in full).

Option to purchase additional shares of common stock	We have granted the Underwriters the right to purchase up to 15% of the total common shares to be sold in the offering within 30 days after the closing of the offering.

Use of Proceeds	We estimate that the net proceeds from the sale of our common shares in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriter exercises its option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We currently intend to use the net proceeds from this offering for implementation of our business plan for our properties, including property exploration and development and property maintenance costs, and general administrative expenses and working capital. See “Use of Proceeds” for a complete description of the intended use of proceeds from this offering.

Dividend Policy	We have paid no dividends on the common shares to date and we do not expect to pay dividends on our common shares in the foreseeable future.

Listed and Trading Symbol	Our common shares are not listed for trading on any exchange or automated quotation system. We have submitted an application for listing of the common shares on the NYSE American. We anticipate that our common shares will be accepted for trading on the NYSE American; however, there can be no assurance that such an application for will be approved.

Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common shares.

Tax Considerations	Please read “Material Federal Income Tax Considerations”

Underwriter’s Commission	The Underwriters and other broker-dealers will receive compensation for sales of the securities offered hereby at a fixed commission rate consisting of: (i) a cash fee equal to 7% of the total gross proceeds of the Offering; and (ii) Broker Warrants exercisable at a price of $for a period of 18 months from the closing date of the Offering, to acquire the number of common shares equal to 7% of the common shares sold during the Offering. See “Underwriting” in this Prospectus.

(1)	Assuming the issuance of common shares under this prospectus.
(2)	Based on 28,551,000 common shares issued and outstanding as of September 8, 2021 and assuming the issuance of common shares qualified under this prospectus.
(3)	Excludes 2,150,000 common shares underlying options granted under the Company’s Stock Option Plan on December 2, 2020, exercisable at Cdn$1.00 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of the historical consolidated financial data of Austin Gold for the period of incorporation on April 21, 2020 to December 31, 2020. The historical summary consolidated financial data set forth in the following tables has been derived from Austin Gold’s consolidated financial statements included elsewhere in this prospectus. You should read this data together with Austin Gold’s financial statements and the related notes appearing elsewhere in this prospectus and the information included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Austin Gold’s historical results are not necessarily indicative of our future results.

Consolidated Statement of Comprehensive Loss:
(expressed in Canadian dollars)

	Period Ended December 31, 2020	Six Months Ended June 30, 2021 (unaudited)
Loss before other items	$1,966,358	$166,053
Net loss (income) for the period	$2,070,249	$(217,868)
Comprehensive loss (income) for the period	$2,082,452	$(230,542)
Basic and fully diluted net loss per common share	$(0.08)	$(0.01)
Weighted average number of common shares outstanding (basic and fully diluted)	25,625,433	28,547,863

Consolidated Statement of Financial Position:

(expressed in Canadian dollars)

	As at December 31, 2020	As at June 30, 2021 (unaudited)
Total current assets	$2,425,553	$2,117,298
Total assets	$3,730,298	$3,560,130
Current liabilities	$37,942	$83,316
Share capital	$3,674,258	$3,689,258
Option reserves	$2,100,550	$2,100,550
Deficit	$(2,070,249)	$(2,288,117)
Total equity	$3,692,356	$3,476,814
Total liabilities and equity	$3,730,298	$3,560,130

RISK FACTORS

Investing in our common shares involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing common shares. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common shares could decline and investors in our common shares could lose all or part of their investment.

Risks Related to COVID-19

A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our operations, properties, facilities or employees could adversely impact our business.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak of respiratory illness caused by a novel coronavirus (COVID-19) first identified in Wuhan, Hubei Province, China, or other public health crisis were to affect our markets or facilities or those of our suppliers, our business could be adversely affected. Consequences of the coronavirus outbreak are resulting in disruptions in or restrictions on our and others’ ability to travel. Special arrangements may be necessary to ensure that employees and others are able to commute to work or meet without violating the distancing standards. In addition, effects of the virus may cause delays in the availability of equipment and personnel.

If such an infectious disease broke out at our office, facilities, or work sites, our operations may be affected significantly, our productivity may be affected, our ability to complete projects in accordance with our contractual obligations may be affected, and we may incur increased labor and materials costs. If any subcontractors with whom we may work were affected by an outbreak of infectious disease, our labor supply may be affected, and we may incur increased labor costs. In addition, we may experience difficulties with certain suppliers or with vendors in their supply chains, and our business could be affected if we become unable to procure essential chemicals, equipment, supplies or services in adequate quantities and at acceptable prices.

Further, infectious outbreak may cause disruption to the U.S. economy, or the local or foreign economies of the markets in which we operate, cause shortages of materials, increase costs associated with obtaining materials, affect job growth and consumer confidence, adversely affect the value of the gold or other minerals, or cause economic changes that we cannot anticipate. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our market or our facilities is difficult to predict and could adversely impact our business.

In response to the COVID-19 situation, federal, state and local governments (or other governments or bodies) are considering placing, or have placed, restrictions on travel and conducting or operating business activities. At this time those restrictions are very fluid and evolving. We have been and will continue to be impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, we cannot predict the overall impact of such restrictions on us, our customers, our subcontractors and supply chain, others that we work with or the overall economic or governmental environment. As such, the impact these restrictions may have on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact likely would be material. In addition, due to the speed with which the COVID-19 situation is developing and evolving, there is uncertainty around its ultimate impact on public health, business operations and the overall economy. Therefore, the negative impact on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material.

Risks Related to our Financial Condition

We have a limited operating history on which to base an evaluation of our business and prospects.

Austin Gold is an exploration company and has no history of operations, mining or refining mineral products. Austin Gold is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that Austin Gold will be successful in achieving a return on an investment for investors in the common shares and Austin Gold’s likelihood of success must be considered in light of its early stage of operations.

There can be no assurance that the Austin Gold Properties or any other property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to the successful completion of further technical studies, permitting requirements and the construction of mines, processing plants, roads and related works and infrastructure. Austin Gold will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.

We have no operating revenues and a history of losses.

Austin Gold has no operating revenues or earnings and a history of losses, and no operating revenues are anticipated until one of Austin Gold’s projects comes into production, which may or may not occur. As such, there is no certainty that Austin Gold will generate revenue from any source, operate profitably or provide a return on investment in the future. Austin Gold will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that Austin Gold will be able to do so.

We will require significant additional capital to fund our business plan.

Austin Gold plans to focus on exploring for minerals and will use its working capital to carry out such exploration. Austin Gold has no source of operating cash flow and no assurance that acceptable additional funding will be available to it for the further exploration and development of its projects. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues and earnings from its mineral projects. These conditions, including other factors described herein, create a material uncertainty regarding the Corporation’s ability to continue as a going concern.

It is likely that the development and exploration of Austin Gold’s properties will require substantial additional financing. Further exploration and development of the Austin Gold Properties and/or other properties acquired by Austin Gold may be dependent upon its ability to obtain acceptable financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of Austin Gold’s projects and Austin Gold may become unable to carry out its business objectives.

We are subject to currency rate risk related to our reporting currency.

Austin Gold may be subject to currency risks. Austin Gold’s reporting currency is the Canadian dollar, which is exposed to fluctuations against other currencies. Austin Gold’s primary operations are located in the United States. Should Austin Gold expand its operations into additional countries its expenditures and obligations may be incurred in foreign currencies. As such, Austin Gold’s results of operations may become subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of Austin Gold. Austin Gold has not undertaken to mitigate transactional volatility in the Canadian dollar at this time. Austin Gold may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

We may have liquidity risk due to our reliance on additional financing.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. Austin Gold’s objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As Austin Gold does not currently have revenue, and is not expected to have revenue in the foreseeable future, Austin Gold will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known precisely when Austin Gold will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and Austin Gold’s inability to finance future development and acquisitions would have a material and adverse effect on Austin Gold and its business and prospects.

Increased costs could affect our financial condition.

We anticipate that costs at our projects and properties that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the body. In addition, costs are affected by the price of commodities such as fuel, steel, rubber, and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

Risks Related to our Company

Our reliance on a limited number of properties presents development risks.

The Austin Gold Properties include the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project, all located in Nevada. As a result, unless Austin Gold acquires additional property interests, any adverse developments affecting these properties would have a material adverse effect upon Austin Gold and would materially affect any potential mineral production, profitability, financial performance and results of operations of Austin Gold. While Austin Gold may seek to acquire additional mineral properties in accordance with its business objectives, there can be no assurance that Austin Gold will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to Austin Gold or at all and that Austin Gold will be able to successfully develop such properties and bring such properties into commercial production.

We have no history of mineral production.

There is no history of mineral production on the Austin Gold Properties. The Austin Gold Properties are a high risk, speculative venture, and only a minimal amount of exploration and sampling has been conducted on the properties by the Company. There is no certainty that the expenditures proposed to be made by Austin Gold towards the search for and evaluation of gold or other minerals with regard to the Austin Gold Properties or otherwise will result in discoveries of commercial quantities of gold or other minerals.

Furthermore, there is no assurance that commercial quantities of minerals will be discovered at any properties acquired in the future by Austin Gold, nor is there any assurance that any future exploration programs of Austin Gold on the Austin Gold Properties or any other properties will yield any positive results. Even where commercial quantities of minerals are discovered, there can be no assurance that any property of Austin Gold will ever be brought to a stage where mineral resources can be identified and mineral reserves can be profitably produced. Factors which may limit the ability of Austin Gold to produce mineral reserves from its properties include, but are not limited to, the price of mineral resources, the availability of additional capital and financing and the nature of any mineral deposits.

We are an early stage development company which presents additional risks to our success.

Austin Gold is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. Austin Gold’s properties have no established mineral reserves due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource and it is uncertain if further exploration will result in the determination of any mineral resource. Quantities and/or grade described in this prospectus should not be interpreted as assurances of a potential resource or reserve, or of potential future mine life or of the profitability of future operations.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of Austin Gold’s projects can be mined profitably. Substantial expenditures are required to establish mineral resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. It is impossible to ensure that the current exploration and development programs of Austin Gold will result in profitable commercial mining operations. The profitability of Austin Gold’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources and reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource or reserve, or that any such mineral resource or reserve will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral resources or reserves, incurred expenditures will generally not be recoverable.

Our properties are in the exploration stage.

We have not established that our properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in Regulation SK 1300 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of Regulation SK 1300 is extremely remote; in all probability our mineral properties do not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover a mineral reserve on our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent auditors are not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting while we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting unless our public float is less than $75 million. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

We expect that we will be considered a smaller reporting company under the Exchange Act and will be exempt from certain disclosure requirements, which could make our common shares less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

•	in the case of an initial registration statement under the Securities Act, or the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

•	in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

We believe that we are a smaller reporting company, and as such that we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements make our common shares less attractive to potential investors, which could make it more difficult for our stockholders to sell their common shares.

We are a foreign private issuer which exempts us from complying with certain reporting requirements.

Austin Gold is considered a “foreign private issuer” and will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions (or voluntarily comply with the requirements applicable to U.S. domestic public companies) until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

If we lose our foreign private issuer status and decide, or are required, to register as a U.S. domestic issuer, the regulatory and compliance costs to us will be significantly more than the costs incurred as a foreign private issuer. In such event, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors.

We are a Canadian corporation and certain of our officer and directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

We believe that we may be a “passive foreign investment company” for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if, for a tax year, (a) 75% or more of our gross income for such year is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during our tax year ended December 31, 2020, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years. If we are a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amount to our shareholders. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

A limited number of our officers and directors own a majority of our common shares and exercise control over us.

As at the date of this prospectus, officers and directors of Austin Gold, including Dennis L. Higgs (President and Director), Darcy A. Higgs (Corporate Secretary), Joseph J. Ovsenek (Executive Chair and Director) and Kenneth C. McNaughton (VP Exploration and Director) hold, directly or indirectly, 20,000,000 common shares, approximately 70.05% of the issued and outstanding common shares, and are Austin Gold’s largest shareholders. Each of these persons also serve as an officer and/or director of Austin Gold, which may give rise to conflicts of interest. As a result, these persons have the ability to influence the outcome of matters submitted to the shareholders of Austin Gold for approval, which could include the election and removal of directors, amendments to Austin Gold’s corporate governing documents and business combinations. Austin Gold’s interests and those of these persons may at times conflict, and this conflict might be resolved against Austin Gold’s interests. The concentration of approximately 70.05% of the issued and outstanding common shares in the hands of these shareholders may discourage an unsolicited bid for the common shares, and this may adversely impact the value and trading price of the common shares.

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

Austin Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Austin Gold’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although Austin Gold may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. Austin Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Austin Gold or to other companies in the mining industry on acceptable terms. Austin Gold might also become subject to liability for pollution or other hazards which it may not be insured against or which Austin Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Austin Gold to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

Austin Gold may in the future enter into partnerships, option agreements and/or joint ventures as a means of acquiring additional property interests or to fully exploit the exploration and production potential of its assets. The failure of any partner to meet its obligations to Austin Gold or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on Austin Gold’s rights under such agreements. Austin Gold may also be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, which may have a materially adverse impact on the strategic value of the underlying mineral claims. Furthermore, in the event Austin Gold is unable to meet its obligations or share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or face the termination of such agreements.

We are subject to risks regarding completing and integrating acquisitions.

From time to time, it can be expected that Austin Gold will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that Austin Gold may choose to complete may be of a significant size, will require significant attention by Austin Gold’s management, may change the scale of Austin Gold’s business and operations, and may expose Austin Gold to new geographic, political, operating, financial and geological risks. Austin Gold’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Austin Gold. Any acquisitions would be accompanied by risks. In the event that Austin Gold chooses to raise debt capital to finance any such acquisitions, Austin Gold’s leverage will be increased. If Austin Gold chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, Austin Gold may choose to finance any such acquisitions with its existing resources, which would result in the depletion of such resources. There can be no assurance that Austin Gold would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that Austin Gold would be able to successfully integrate the acquired business into Austin Gold’s pre-existing business or that any such acquisition would not have a material and adverse effect on Austin Gold.

We are reliant on certain key personnel.

Austin Gold’s development will depend on the efforts of key management and other key personnel, including Dennis L. Higgs (President and Director), Katrina Anderson (Chief Financial Officer), Joseph J. Ovsenek (Executive Chair and Director), Kenneth C. McNaughton (VP Exploration and Director), and Darcy A. Higgs (Corporate Secretary). Loss of any of these people, particularly to competitors, could have a material adverse effect on Austin Gold’s business. Further, with respect to the future development of Austin Gold’s projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside Austin Gold’s control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect Austin Gold’s ability to employ the specific personnel required. Due to the relatively small size of Austin Gold, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on Austin Gold’s business, results of future operations and financial condition. Moreover, Austin Gold does not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Certain of our directors and officers may have conflicts of interest.

Certain of the directors and officers of Austin Gold also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Austin Gold must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Austin Gold and its shareholders.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

The hiring and retention of qualified personnel in the mining industry is highly competitive. We may experience difficulty in competing with more established and better financed companies in retaining our current management or hiring new personnel to meet our business and financial requirements. If we are unable to hire or retain necessary personnel it could materially adversely affect our results of operations and financial condition.

When required, we may not be able to certify that our internal control over financial reporting is effective, which may negatively impact the market price of our common shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Though Austin Gold intends to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place. Austin Gold has a very limited history of operations and has not made any assessment as to the effectiveness of its internal controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of Austin Gold’s internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the common shares could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the Commission, or other regulatory authorities, which could require additional financial and management resources.

We are dependent upon information technology systems, which are subject to disruption, damage, failure and risks associated with implementation and integration.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Risks Related to the Mining Industry

Mining exploration, development and operating have inherent risks.

Mining operations generally involve a high degree of risk. Austin Gold’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of Austin Gold’s properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable and adequate machinery, equipment or labor and obtaining necessary services in the jurisdictions in which Austin Gold operates. Unfavorable changes to these and other factors have the potential to negatively affect Austin Gold’s operations and business.

Major expenses may be required to locate and establish mineral reserves and resources, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Austin Gold’s operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by Austin Gold will result in a profitable commercial mining operation. Whether a gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of mineralization and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Austin Gold not receiving an adequate return on invested capital.

There is no certainty that the expenditures to be made by Austin Gold towards the exploration and evaluation of gold or other minerals will result in discoveries or production of commercial quantities of gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that Austin Gold will be able to locate additional reserves as its existing reserves are depleted.

There may be risks and uncertainties related to title to land we own or lease and royalty interests on such land.

General

There are uncertainties as to title matters in the mining industry. Any defects in title could cause Austin Gold to lose rights in its mineral properties and jeopardize its business operations. Austin Gold’s mineral properties currently consist primarily of unpatented mining claims located on lands administered by the United States’ Department of Interior’s Bureau of Land Management (the “BLM”), Nevada State Office and the United States Forest Service – Humboldt-Toiyabe National Forest to which Austin Gold only has possessory title of the mineral rights, and a few patented mining claims on which Austin Gold controls the surface and mineral rights. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of Austin Gold’s unpatented mining claims located on public lands allows Austin Gold the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Austin Gold is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. Austin Gold remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If Austin Gold does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a United States federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federally administered public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact Austin Gold’s ability to develop mineralized material on unpatented mining claims. Currently, most of Austin Gold’s mining claims are unpatented claims. Although Austin Gold cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect Austin Gold’s financial performance.

Title to Mineral Property Interests may be Challenged

There may be challenges to title to the mineral properties in which Austin Gold holds a material interest. If there are title defects with respect to any properties, Austin Gold might be required to compensate other persons or to reduce its interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert Austin Gold management’s time from ongoing exploration and development programs. Title insurance generally is not available for mining claims in the U.S. and Austin Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be limited. The Austin Gold Properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims and title may be affected by, among other things, undetected defects. In addition, Austin Gold may be unable to operate the properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or annual BLM claim maintenance fees may invalidate title to portions or all of the Austin Gold Properties. Austin Gold may incur significant costs related to defending the title to its properties. A successful claim contesting title to a property may cause Austin Gold to compensate other persons, or to reduce its interest in the affected property or to lose its rights to explore and, if warranted, develop that property. This could result in Austin Gold not being compensated for its prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and, if warranted, development programs.

Mineral Properties may be Subject to Defects in Title

The ownership and validity or title of unpatented mining claims and concessions can at times be uncertain and may be contested. Austin Gold also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Austin Gold has taken reasonable measures, in accordance with industry standards for properties at the same stage of exploration as those of Austin Gold, to ensure proper title to the Austin Gold Properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned.

Interpretation of Royalty Agreements; Unfulfilled Contractual Obligations

Royalty interests in Austin Gold Properties, and any other royalty interests in respect of the properties of Austin Gold which may come into existence, may be subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing royalty interests in Austin Gold Properties may interpret their interests in a manner adverse to Austin Gold, and Austin Gold could be forced to take legal action to enforce its rights. Challenges to the terms of such royalty interests or the existence of other royalties could have a material adverse effect on the business, results of operations, cash flows and financial condition of Austin Gold. Disputes could arise with respect to, among other things:

•	the existence or geographic extent of the royalty interests;

•	the methods for calculating royalties;

•	third party claims to the same royalty interest or to the property on which a royalty interest exists, or the existence of additional royalties on the same property;

•	various rights of the operator or third parties in or to a royalty interest;

•	production and other thresholds and caps applicable to payments of royalty interests;

•	the obligation of an operator to make payments on royalty interests;

•	various defects or ambiguities in the agreement governing a royalty interest; and

•	disputes over the interpretation of buy-back rights.

Natural Resource Properties are Largely Contractual in Nature

Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where Austin Gold would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Austin Gold, may have a material and adverse effect on Austin Gold’s results of operations, financial condition and the trading price of the common shares.

We may be unable to secure surface access or purchase required surface rights.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost or overall ability to develop any mineral deposits we may locate.

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business.

Austin Gold’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection including sensitive plant and animal species such as the greater sage-grouse, preservation of antiquities and resources of cultural heritage, mining taxes and labor standards. In order for Austin Gold to carry out its activities, its various licenses and permits must be obtained and kept current. There is no guarantee that the Company’s licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that Austin Gold requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Austin Gold has obtained, could have a material adverse impact on Austin Gold. Austin Gold may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that Austin Gold will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain of Austin Gold’s permits and licenses on properties, which may have a material adverse effect on Austin Gold. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on Austin Gold.

Our financial results and access to capital may depend on commodity markets.

The price of Austin Gold’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond Austin Gold’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of Austin Gold’s securities may decline and Austin Gold’s operations may be materially and adversely affected.

We are subject to risks regarding market fluctuations and commercial quantities.

The market for minerals is influenced by many factors beyond Austin Gold’s control, including without limitation the supply and demand for minerals, the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as gold) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond Austin Gold’s control, including the particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in Austin Gold not receiving an adequate return on invested capital or having its mineral projects be rendered uneconomic.

Estimates of mineral resources and reserves are subject to evaluation uncertainties that could result in project failure.

Austin Gold currently does not have any mineral resources or reserves. Mineral resource and reserve estimates will be based upon estimates made by Austin Gold’s personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of mineral resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral resources and reserves, which may impact the viability of Austin Gold’s projects and have a material impact on Austin Gold.

The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by Austin Gold. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that Austin Gold is unable to mine and produce as expected and estimated, Austin Gold’s business may be materially and adversely affected.

There is no certainty that any of the mineral resources identified on any of Austin Gold’s properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only, and investors are cautioned that Austin Gold may ultimately never realize production on any of its properties.

We may not be able to obtain all required permits and licenses to place any of our properties into production.

Our current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in mineral property exploration and the development or operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. We cannot predict if all permits which we may require for continued exploration, development or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We are subject to risks regarding health and safety laws and regulations.

Austin Gold’s operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, Austin Gold’s operations. Austin Gold expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near Austin Gold’s mineral properties, but there can be no guarantee that these expenditures will ensure Austin Gold’s compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on Austin Gold.

Our relationship with the communities in which we operate impacts the future success of our operations.

Our relationship with the communities in which we operate is important to ensure the future success of our existing operations. While we believe our relationships with the communities in which we operate are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on our reputation or financial condition and may impact its relationship with the communities in which we operate. While we believe that we operate in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

We are subject to potential environmental risks and hazards which could adversely impact our operations.

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for Austin Gold to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of Austin Gold’s business.

All phases of Austin Gold’s operations in Nevada will be subject to extensive federal and state environmental regulation, including:

•	Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);

•	The Federal Resource Conservation and Recovery Act (“RCRA”);

•	The Clean Air Act (“CAA”);

•	The National Environmental Policy Act (“NEPA”);

•	The Clean Water Act (“CWA”);

•	The Safe Drinking Water Act (“SDWA”);

•	The Endangered Species Act (“ESA”); and

•	The National Historic Preservation Act.

These environmental regulations require Austin Gold to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Nevada state statutes and regulations also establish reclamation and financial assurance requirements for mining operations and require that mining projects in Nevada obtain a reclamation permit. Mining projects are required to prepare a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on Austin Gold’s financial performance and results of operations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect Austin Gold’s operations. Environmental hazards may exist on the properties on which Austin Gold holds interests which are unknown to Austin Gold at present and which have been caused by previous or existing owners or operators of the properties, and which may result in the payment of fines and clean-up costs by Austin Gold and may adversely affect Austin Gold’s operations.

Austin Gold cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect Austin Gold.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate, certain of which regulations are set forth below. Environmental legislation is evolving in a manner which may result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The costs associated with compliance with such laws and regulations are substantial. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future laws, regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

U.S. Federal Laws: CERCLA, and comparable state statutes, impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, for reimbursement for government-incurred cleanup costs, or for natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. RCRA, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

CAA, as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

NEPA requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS, which in addition to assessing environmental impacts, it must also analyze cumulative impacts and alternatives to the proposed actions. The United States Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the Environmental Impact Statement (“EIS”) and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in the issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project. Some states have comparable state statutes with analogous risk.

CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit for certain activities. Such permits require the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill materials in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

SDWA and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining-related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

The National Historic Preservation Act protects the presence of historical or archeological sites on public lands as important public resources. It obliges federal land management agencies to preserve the historic, scientific, commemorative, and cultural values of the archaeological and historic sites and structures on these lands for present and future generations. The law requires that cultural resource surveys be completed on all land prior to disturbance by project activities. Where cultural resources are identified, such resources must be catalogued, and the data adequately recorded by qualified personnel prior to land disturbance. Significant cultural resource finds may require complete avoidance or systematic data recovery and relocation programs.

Nevada Laws: At the state level, mining operations in Nevada are primarily regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Bureaus within this Division require mine operators to hold valid Air, Water Pollution Control, and Reclamation Permits, which dictate operating controls and closure and post-closure requirements directed at protecting air, water, and land. We must also post financial assurances to assure the reclamation of significant land disturbances.

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;

•	treat ground and surface water to preestablished standards; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We face intense competition in the mining industry.

The mining industry is highly competitive in all of its phases, both domestically and internationally. Austin Gold’s ability to acquire properties and develop mineral resources and reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. Austin Gold may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Austin Gold. Austin Gold may also encounter competition from other mining companies in its efforts to hire experienced mining professionals. Competition could adversely affect Austin Gold’s ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development, exploration or construction costs, result in project delays and generally and adversely affect Austin Gold and its business and prospects.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Climate change could have an adverse impact on Austin Gold’s operations. The potential physical impacts of climate change on the operations of Austin Gold are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or production on Austin Gold’s mines and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of Austin Gold. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on Austin Gold, its venture partners and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact Austin Gold’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, Austin Gold cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Austin Gold or other companies in the natural resources industry could harm the reputation of Austin Gold.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit, or increase the cost of, production.

Risks Related to this Offering

We have never paid dividends on the common shares.

No dividends on the common shares have been paid by Austin Gold to date. Investors in Austin Gold’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in Austin Gold’s securities other than through possible common share price appreciation.

You will experience immediate and substantial dilution as a result of this offering.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of our common shares in this offering at an initial public offering price of $ per share and after deducting the underwriting discount and commissions and estimated offering expenses payable by us in this offering, you can expect an immediate dilution of $ per share. See “Dilution.”

You may experience dilution as a result of future issuances of common shares.

With the net proceeds from this Offering, Austin Gold believes that it is adequately financed to carry out its exploration and development plans in the near term. However, financing the development of a mining operation through to production, should feasibility studies show it is recommended, would be expensive and Austin Gold would require additional capital to fund development and exploration programs and potential acquisitions. Austin Gold cannot predict the size of future issuances of the common shares or the issuance of debt instruments or other securities convertible into common shares in connection with any such financing. Likewise, Austin Gold cannot predict the effect, if any, that future issuances and sales of Austin Gold’s securities will have on the market price of the common shares. If Austin Gold raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of common shares, or the availability of such common shares for sale, could adversely affect prevailing market prices for Austin Gold’s securities and a securityholder’s interest in Austin Gold.

We are an “emerging growth company,” and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years: however, circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million, if we issue $1 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1.07 billion. Absent the foregoing circumstances, we would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement (note that the offering of common shares pursuant to this prospectus will not result in the sale of securities under an effective registration statement). Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Any future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities or preferred stock. Upon a potential bankruptcy or liquidation, holders of our debt securities or preferred stock, and lenders with respect to other borrowings we may make, may receive distributions of our available assets prior to any distributions being made to holders of our common shares. Because our decision to issue debt securities or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common shares, upon bankruptcy or otherwise.

The market price of our common shares is subject to numerous risks.

Our common shares are not listed for trading on any exchange or automated quotation system. Austin Gold has submitted an application for listing its common shares on the NYSE American. We anticipate that our common shares will be accepted for trading on the NYSE American exchange; however, there can be no assurance that such an application for listing will be approved.

Assuming that our common shares are accepted for trading, we will have a limited trading history and may be considered a micro-cap or small-cap company. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of the underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the common shares will be unaffected by any such volatility. The price of the common shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in Austin Gold’s financial condition and results of operations as reflected in its financial statements. Other factors unrelated to Austin Gold’s performance that may have an effect on the price of the common shares include the following: (i) the extent of analytical coverage available to investors concerning Austin Gold’s business may be limited if investment banks with research capabilities do not follow Austin Gold’s securities; (ii) lessening in trading volume and general market interest in Austin Gold’s securities may affect an investor’s ability to trade significant numbers of common shares; (iii) the size of Austin Gold’s public float may limit the ability of some institutions to invest in Austin Gold’s securities; (iv) a substantial decline in the price of the common shares that persists for a significant period of time could cause Austin Gold’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; and (v) the sale of securities by major shareholders.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect Austin Gold’s long-term value and its shareholders may experience capital losses as a result of their investment in Austin Gold. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Austin Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

If our common shares become subject to the penny stock rules, it would become more difficult to trade our common shares.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price per share of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, before effecting a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that, before effecting any such transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common shares, and therefore stockholders may have difficulty selling their common shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may have the effect of reducing the level of trading activity in our common shares. As a result, fewer broker-dealers may be willing to make a market in our common shares, reducing a stockholder’s ability to resell our common shares.

Our management has broad discretion as to the use of certain of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds designated to fund our capital expenditures on existing mineral properties, acquire additional acreage leaseholds, acquire additional producing properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this Offering in ways that holders of our common shares may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this Offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

General Risks

If enacted, the proposed “Made in America Tax Plan” would increase our U.S. federal corporate tax rate requiring us to pay more in U.S. federal taxes, thus reducing our net revenue.

On March 31, 2021, the current presidential administration proposed the “American Jobs Plan” to create domestic jobs, rebuild national infrastructure and increase American competitiveness. To fund its expected $2 trillion cost, the administration also proposed the “Made in America Tax Plan,” which is intended to raise that amount or more over 15 years through several methods including higher income tax rates on corporations. If enacted, our U.S. federal corporate income tax rate would increase from 21% to 28%. Any increase in our U.S. federal corporate income tax rate would require us to pay more in U.S. federal taxes, thus reducing our net revenue.

Our properties and operations may be subject to litigation or other claims.

Austin Gold may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Austin Gold is unable to resolve these disputes favorably, it may have a material adverse impact on the ability of Austin Gold to carry out its business plan.

Our business is affected by the global economy.

Recent global financial conditions have been characterized by increased volatility and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions, which include potential disruptions due to a U.S. Government shutdown, may affect Austin Gold’s ability to obtain equity or debt financing in the future on terms favorable to Austin Gold or at all. If such conditions continue, Austin Gold’s operations could be negatively impacted.

DIVIDEND POLICY

We have paid no dividends on the common shares to date and we do not expect to pay dividends on our common shares in the foreseeable future. Investors in Austin Gold’s securities cannot expect to receive a dividend in the foreseeable future, if at all.

See “Risks Related to this Offering” in Risk Factors.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $                million, or approximately $                million if the underwriter exercises in full its option to purchase additional shares, based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Assuming no exercise of the underwriter’s option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $                million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, an increase (decrease) of one million common shares sold in this offering by us would increase (decrease) our net proceeds by $                , assuming the initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering as follows: $            for exploration expenditures, $           for working capital and the remaining $              for general corporate purposes. In relation to the use of funds for general corporate purposes, such uses cannot be determined by us at this time and will depend on future events and opportunities not currently known to us, but may include funding capital expenditures, acquisitions or investments.

The allocation of net proceeds may be subject to future revision depending on, among other factors, market conditions, commodity prices, drilling costs and availability of drilling and production equipment, future operating results, and acquisition opportunities.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds in a manner that management believes to be in the best interests of the Company. In such circumstances, the actual expenditures may differ from the estimates set forth above. Accordingly, our management team will have broad discretion in using the remaining net proceeds from this offering. Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DETERMINATION OF OFFERING PRICE

The initial public offering price will be determined by arm’s length negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the representatives of the Underwriter and us.

Neither we nor the Underwriter can assure investors that an active trading market will develop for the common shares, or that the common shares will trade in the public market at or above the initial public offering price. See “Underwriting” for additional information regarding our arrangement with our Underwriter.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2021, on:

•	an actual basis; and

•	an as-adjusted basis to reflect our receipt of the net proceeds from our sale of common shares in this offering at an assumed initial public offering price of Cdn$ per share (converted from $ per share based on an exchange rate of $1.00=Cdn$ , based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on , 2021), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as-adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual terms of this offering determined at the time of pricing as well as our actual expenses. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. The following table sets forth the capitalization of Austin Gold assuming the sale of           common shares offered for sale by Austin Gold at Cdn$          per share (converted from $     per share based on an exchange rate of $1.00=Cdn$     ,          based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on     , 2021).

	As of June 30, 2021
	Actual (1)		Pro Forma	Pro Forma as Adjusted (2)
Cash and cash equivalents	Cdn$	2,096,051	Cdn$	Cdn$
Common shares: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted		28,551,000
Additional paid-in capital	Cdn$		Cdn$	Cdn$
Accumulated other comprehensive loss		24,877
Accumulated deficit		2,288,117
Total shareholders’ equity	Cdn$	3,476,814	Cdn$	Cdn$

(1)	Data is derived from our unaudited financial statements for the three month period ended June 30, 2021 presented in Canadian dollars.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our net tangible book value as of June 30, 2021 was approximately Cdn$2,384,801, or Cdn$0.08 per share based on 28,551,000 common shares issued and outstanding.

After giving effect to the sale of                common shares in this offering at the assumed initial public offering price of Cdn$                per share (converted from $      per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, based on an exchange rate of $1.00=Cdn$ , based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on     , 2021), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately Cdn$                , or approximately Cdn$                per share. This represents an immediate increase in net tangible book value of $                per share to existing stockholders and an immediate dilution in net tangible book value of Cdn$                per share to new investors of common shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	Cdn$		Cdn$
Historical net tangible book value per share as of June 30, 2020		0.08
Pro forma net tangible book value per share as of June 30, 2020
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma net tangible book value per share immediately after this offering
Dilution per share to new investors in this offering	Cdn$		Cdn$

Each $1.00 increase (decrease) in the assumed initial public offering price of Cdn$                per share (converted from $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, based on an exchange rate of $1.00=Cdn$ , based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on     , 2021), would increase (decrease) our as adjusted net tangible book value, after this offering by Cdn$                million, or Cdn$                per share and the dilution per share to new investors by Cdn$                , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A one million share increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately Cdn$                 million, or Cdn$                 per share, and the dilution per share to new investors by approximately Cdn$                 , in each case assuming the initial public offering price of Cdn$                  per share (converted from $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, based on an exchange rate of $1.00=Cdn$     , based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on , 2021) remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter were to fully exercise its option to purchase additional common shares, our pro forma net tangible book value would be Cdn$                per share. This represents a decrease in pro forma as adjusted net tangible book value of Cdn$                per share to our existing investors and an immediate dilution of Cdn$                per share to new investors.

The following table summarizes, on an as adjusted basis as of June 30, 2021, after giving effect to this offering, the total number of common shares purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of Cdn$                per share (converted from $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, based on an exchange rate of $1.00=Cdn$ , based on the average daily rate for United States dollars in terms of the Canadian dollar, as quoted by the Bank of Canada on , 2021), before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	Cdn$		%	Cdn$
New investors				Cdn$			Cdn$
Total		100%		Cdn$	100%		Cdn$

If the underwriter were to fully exercise its option to purchase                additional common shares, the percentage of common shares held by existing investors would be    %, and the percentage of shares of our common stock held by new investors would be    %.

The foregoing tables and calculations exclude                shares of our common stock, reserved for future issuance under the Stock Option Plan as of the date hereof, which will be effective upon the completion of this offering. To the extent equity awards are granted and exercised, there will be further dilution to new investors.

The above discussion and tables are based on the number of shares outstanding at      , 2021. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management Discussion and Analysis should be read in conjunction with our audited consolidated financial statements for the period from April 21, 2020 to December 31, 2020 (our “Audited Financial Statements”) and our unaudtied financial statements as at and the three- and six-month period ended June 30, 2021. Our Audited Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and all amounts are expressed in Canadian dollars unless otherwise noted. Our accounting policies are described in note 2 of our Audited Financial Statements.

Our Business

Austin Gold is focused on the exploration of mineral property interests in the state of Nevada, United States. Austin Gold’s land holdings are located on the Battle Mountain—Eureka (Cortez) gold trend in Humboldt County, Nevada, the Independence-Jerritt Canyon gold trend in Elko County, Nevada, on the Carlin gold trend in Elko County, Nevada and in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit. Austin Gold’s current properties include the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project.

Results of Operations

Six months ended June 30, 2021

The following is an analysis of the Company’s operations for the six month period ended June 30, 2021 compared to the period from incorporation on April 21, 2020 to June 30, 2020. Significant items contributing to the loss incurred during such period were as follows:

•	Management and consulting fees totalling Cdn$13,747 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$nil). Management fees of $3,000 were paid to the CFO of the Company. Consulting fees of Cdn$10,747 were incurred for financial advisory, and technical support. Similar expenses were not incurred during the comparative period.

•	Professional fees primarily consisting of:

o	Legal fees totalling Cdn$88,999 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$5,416): Cdn$27,041 relating to general Company filing requirements, and $61,958 for the preparation of the S-1 Statement and Prospectus of the Company; and

o	Audit and accounting fees of Cdn$36,700 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$nil): Primarily consist of auditor fees of Cdn$22,750 that were incurred for the audit of the December 31, 2020 financial statements, review of the March 31, 2021 Q1 financial statements, tax preparation, and revision of items relating to the prospectus. Accounting fees of Cdn$4,200 related to the preparation of the September 30, 2020 Q3 statements, and the December 31, 2020 year end statements as well as the March 31, 2021 Q1 financial statements.

The comparative period consisted of Cdn$5,416 in legal fees relating to the incorporation and set-up activities of the Company.

•	Foreign exchange loss of Cdn$14,905 (incorporation on April 21 to June 30, 2020 - Cdn$1,009) due to the fluctuation of foreign exchange rates on US currency cash balances. The Company is subject to fluctuating foreign exchange rates as a result of its US dollar transactions.

•	Unrealized loss on marketable securities of Cdn$52,625 (incorporation on April 21 to June 30, 2020 - $nil) due to a decrease in the market value of the shares and warrants held by the Company compared to the preceding quarter. The market price of the Company’s marketable securities decreased, resulting in the unrealized loss when recalculating the fair value of the shares and warrants held at the end of the period (see note 3 of the accompanying unaudited financial statements as at and for the period ending June 30, 2021). The shares and warrants were purchased subsequent to the comparative period.

•	Realized gain on marketable securities of Cdn$810 (incorporation on April 21 to June 30, 2020 - Cdn$nil) resulting from the sale of the investment shares acquired subsequent to the comparative period.

The Company's cash balance as at June 30, 2021 (Cdn$2,096,051) decreased by Cdn$325,745 compared to the balance at December 31, 2020 (Cdn$2,421,796). This is due to the Company not raising any funds during the current period to offset the mineral properties expenditures and entering into a new mineral property agreement (see note 4(d) and 5(a) of the accompanying unaudited financial statements as at and for the period ending June 30, 2021 for details). The Company also incurred an increase in legal fees due to the preparation of the S-1 Statement and the Prospectus of the Company.

Three months ended June 30, 2021

The following is an analysis of the Company’s operations for the three month period ended June 30, 2021 compared to the period from incorporation on April 21, 2020 to June 30, 2020. Significant items contributing to the loss incurred during such period were as follows:

•	Consulting and management fees of Cdn$9,543 (incorporation on April 21, 2020 to June 30, 2020 - $nil) for financial advisory and technical support.

•	Professional fees primarily consisting of:
o	Legal fees totalling Cdn$66,815 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$5,416): Cdn$4,857 relating to general Company filing requirements and Cdn$61,958 for the preparation of the S-1 Statement and Prospectus of the Company; and
o	Audit and accounting fees of Cdn$26,500 for the review of the March 31, 2021 Q1 and June 30, 2021 financial statements, tax preparation, and revision of items relating to the prospectus.

The comparative period consisted of Cdn$5,416 in legal fees relating to the incorporation and set-up activities of the Company.

•	Foreign exchange loss of Cdn$7,222 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$1,009) due to the fluctuation of foreign exchange rates on US currency cash balances. The Company is subject to fluctuating foreign exchange rates as a result of its US dollar transactions.

•	Insurance of Cdn$2,975 (incorporation on April 21, 2020 to June 30, 2020 - Cdn$nil).

Quarterly variations

Significant items contributing to the gain incurred during the three month period from January 1, 2021 to March 31, 2021 (Cdn$25,825) in comparison to the loss incurred during the three month period from October 1, 2020 to December 31, 2020 (Cdn$1,904,848) were as follows:

•	Professional fees primarily consisting of:

o	Legal fees of Cdn$22,185 relating to the continuing preparation of the S-1 Statement and Prospectus; and
o	Audit and accounting fees of Cdn$10,200 relating to the auditor’s review of the 2021 Q1, and the invoicing for the 2020 quarterly financial statement preparation.

•	Foreign exchange of Cdn$7,683 resulting from the decreased fluctuation of foreign exchange rates on US currency cash balances. The Company is subject to fluctuating foreign exchange rates as a result of its US dollar transactions.

•	Unrealized gain on marketable securities of Cdn$74,558 due to the increased fair market value of the shares and warrants held by the Company.

•	Stock based compensation of Cdn$1,807,450 relating to the issuance of stock options to directors, officers, and consultants of the Company issued in the three-month period from October 1, 2020 to December 31, 2020. Stock based compensation is the value attributed to the options issued to directors, officers, and consultants of the Company pursuant to the Company’s stock option plan (see note 5b of the accompanying unaudited financial statements as at and for the period ending June 30, 2021).

Significant items contributing to the loss incurred during the three month period from April 1, 2021 to June 30, 2021 (Cdn$243,693) in comparison to the gain incurred during the three month period from January 1, 2021 to March 31, 2021 (Cdn$25,825) were as follows:

•	Management and consulting fees totalling Cdn$9,543 were incurred during the current period. Management fees of Cdn$1,500 were paid to the CFO of the Company. Consulting fees of Cdn$8,043 were incurred for financial advisory, and technical support.

•	Professional fees primarily consisting of:
o	Legal fees of Cdn$61,958 relating to the continuing preparation of the S-1 Statement and Prospectus, and Cdn$4,857 for general Company matters; and
o	Audit and accounting fees of Cdn$16,750 for additional audit work, preparation and review of the March 31, 2021 Q1 financial statements, tax preparation, and revision of items relating to the S-1 Statement and Prospectus.

•	Foreign exchange of Cdn$7,222 resulting from the decreased fluctuation of foreign exchange rates on US currency cash balances. The Company is subject to fluctuating foreign exchange rates as a result of its US dollar transactions.

•	Unrealized loss on marketable securities of Cdn$127,183 due to the decrease in fair market value of the shares and warrants held by the Company, and the decreased volatility used to calculate the fair value of the warrants at the end of the period.

Cash decreased from Cdn$2,421,796 as at December 31, 2020 to Cdn$2,200,906 as at March 31, 2021 primarily due to the acquisition of the Miller Project, and fees relating to the staking of new claims.

Cash decreased from Cdn$2,200,906 as at March 31, 2021, to Cdn$2,096,051 as at June 30, 2021 primarily due to the legal fees associated with the preparation S-1 Statement and Prospectus. Payment of the audit fees relating to the audit of the December 31, 2021 financial statements, review of the March 31, 2021 Q1 financial statements, and revision of items relating to the S-1 Statement and Prospectus also contributed to the decreased cash balance.

Covid-19 Update

Throughout the period from incorporation on April 21, 2020 to December 31 2020, the Company's operations were impacted by COVID-19 due to social distancing requirements, lock-downs and travel restrictions. While circumstances appeared to improve in Q1 2021, throughout Q2, 2021, Canada was in the third wave of the pandemic with a significant increase in cases. However, case counts were declining by the end of the quarter as vaccination rates increased.1 As a result, the restrictions on the Company's operations during the three months ended June 30, 2021 had begun to fade out in comparison to the circumstances at December 31, 2020. Nonetheless, the pace of economic recovery once COVID-19 is under control cannot accurately be predicted and may be slow. Additionally, it is possible for restrictions to be re-imposed in the event case counts begin to rise again. The full impact of the COVID-19 pandemic continues to evolve at the date of this report. The length and continued impact of COVID-19 across the globe and on the future performance and operations of the Company is unknown.

1 https://www.ctvnews.ca/health/coronavirus/a-double-dosed-trudeau-says-canada-set-to-fully-vaccinate-all-eligible-by-the-end-of-summer-1.5494006

December 31, 2020

The following financial data are derived from, and should be read in conjunction with, our audited financial statements from inception (April 21, 2020) to December 31, 2020.

A summary of the Company’s operating results for the period from incorporation to December 31, 2020 are as follows:

April 21, 2020 to December 31, 2020
Loss for the period	Cdn$(2,070,249)
Loss per share - basic & diluted	Cdn$(0.08)
Cash	Cdn$2,421,796

Our business activities during the period focused on organizing Austin Gold Corp. and its subsidiaries, negotiating to acquire mineral property interests, raising capital to fund our capital requirements and strategic planning. Significant items contributing to the loss incurred during the period April 21, 2020 to December 31, 2020 were related to consulting expenses and legal fees. We also incurred a foreign exchange loss, due to the fluctuation of foreign exchange rates on US currency cash balances.

Significant items contributing to the loss incurred during the period April 21, 2020 to December 31, 2020 were as follows:

•	Fees totaling Cdn$22,169 for consulting.

•	Professional fees primarily consisting of:

o	Legal fees totaling Cdn$52,950 relating to the incorporation and founding activities of the Company, as well as preparation and filing of the registration statement and prospectus; and

o	Audit and accounting fees of Cdn$30,000.

•	Foreign exchange loss of Cdn$66,665 due to the fluctuation of foreign exchange rates on US currency cash balances.

•	Stock based compensation of Cdn$1,807,450 relating to the issuance of stock options to directors, officers, and consultants of the Company.

•	Unrealized loss on marketable securities of Cdn$73,891 due to a decrease in the market value of the shares and warrants held by the Company.

Summary of quarterly results

	Fiscal Quarter Ended December 31, 2020	Fiscal Quarter Ended September 30, 2020	Period from inception (April 22, 2020) to June 30, 2020
Loss for the period	Cdn $(1,904,848)	Cdn $(157,774)	Cdn $(7,627)
Loss per share - basic & diluted	Cdn $(0.07)	Cdn $(0.01)	Cdn $(0.00)
Cash	Cdn $2,421,796	Cdn $2,819,094	Cdn $1,548,771

Significant items contributing to the loss incurred during the fiscal quarter ended December 31, 2020 were as follows:

•	Professional fees primarily consisting of:

o	Legal fees totaling Cdn$23,927 relating to general Company filing requirements; and

o	Audit and accounting fees of Cdn$30,000.

•	Stock based compensation of Cdn$1,807,450 relating to the issuance of stock options to directors, officers, and consultants of the Company.

•	Foreign exchange loss of Cdn$36,340 due to the fluctuation of foreign exchange rates on US currency cash balances.

Liquidity and Capital Resources

A summary and discussion of our cash inflows and outflows for the period from inception (April 21, 2020) to June 30, 2021 are as follows:

Operating Activities

We spent Cdn$147,438 in operating activities and overhead during the period from inception (April 21, 2020) to December 31, 2020 and Cdn$36,610 and Cdn$123,513 in the six month period ended June 30, 2021. This mostly consisted of legal and consulting fees relating to the incorporation of the Company, and setting up standard Company compliance measures and evaluation of our financing strategies in the period ended December 31, 2020 and legal fees relating to the preparation of the registration statement and prospectus in the six months ended June 30, 2021.

Investing Activities

During the period from inception (April 21, 2020) to December 31, 2020, we spent Cdn$1,091,437 in investing activities. Pursuant to a Letter of Intent signed with Nevada Exploration Inc., we participated in a private placement totaling Cdn$500,000 (see note 3 of the accompanying financial statements for details). The remaining expenditures were required pre-production payments pursuant to the Fourmile Mineral Lease, Kelly Creek, and Lone Mountain agreements, payment of required claim fees, and additional claim staking, as well as preparation of the NI 43-101 report for the Kelly Creek project.

During the six months ended June 30, 2021, we spent Cdn$202,232 in investing activities. Pursuant to a Letter of Intent signed with Shea Clark Smith and Gregory B. Maynard for the Miller Project, the Company paid acquisition fees of US$50,000 (see note 4(d) of the accompanying financial statements), and additional claim staking fees of US$65,170 for the Miller Project. Other primary expenditures for mineral property activities relate to geological consulting and technical report writing for the Lone Mountain Project. Offsetting these expenditures were proceeds of $26,250 from the sale of marketable securities.

Financing activities

We raised net proceeds of Cdn$3,660,671 from several private placements during the period from inception (April 21, 2020) to December 31, 2020. During the six month period ended June 30, 2021, we did not participate in any financing activities.

Cash Resources and Going Concern

We have no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of private placements. The Company believes that it will be able to secure additional private placements and public financings in the future, although it cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in mineral properties through purchase or option, the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At December 31, 2020, we had working capital of Cdn$2,387,611 and an accumulated loss of Cdn$2,070,249 since inception. At March 31, 2021, we had working capital of Cdn$2,033,982 and an accumulated loss of Cdn$2,288,117 since inception. The continuing operations of Austin Gold are dependent upon obtaining necessary financing to meet Austin Gold’s commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain title to properties and upon future profitable production.

We anticipate that the proceeds of this offering will fund our capital requirements for the next 24 months. See, “Use of Proceeds.” The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents will be sufficient for it to maintain its currently held properties, and fund its currently anticipated general and administrative costs. In any event, the Company will be required to raise additional funds, again through public or private equity financings in the future in order to continue in business. Should such financing not be available in that time-frame, the Company will be required to reduce its activities.

Despite the Company’s success to date in raising capital to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets. See “Risk Factors”. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Mineral Property Obligations

Austin Gold holds its property rights through the following mining leases and option agreements.

Kelly Creek Project, Nevada, US

On May 29, 2020, Austin Gold entered into a letter of intent, as amended on June 24, 2020 (the “Kelly Creek LOI”), with Nevada Exploration, which contemplated an option for Austin Gold to earn up to a 70% interest in a joint venture with Nevada Exploration in Nevada Exploration’s Kelly Creek Project, located in Humboldt County, Nevada.

In accordance with the Kelly Creek LOI, Austin Gold agreed to purchase, pursuant to a private placement, 2,500,000 units at a price of C$0.20 per unit in Nevada Exploration for a total amount of $500,000.

On July 7, 2020, pursuant to the Kelly Creek LOI, Austin Gold entered into a definitive agreement through Austin American Corporation (“Austin NV”), a wholly-owned subsidiary of Austin Gold and Pediment Gold LLC, a subsidiary of Nevada Exploration, whereby Austin NV will be able to exercise the Option to Joint Venture. On March 3, 2021, the parties signed an amendment to the Kelly Creek Option to Joint Venture Agreement. In accordance with the amended JV Agreement, Austin NV may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

September 1, 2022	Cdn$750,000[1]
June 1, 2023	Cdn$1,000,000
June 1, 2024	Cdn$1,500,000
June 1, 2025	Cdn$1,500,000

1. Cdn$400,000 of which must be spent on geophysics, geochemistry, or drilling.

During the earn in period, Austin NV will be the operator of the Project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, Austin NV and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the JV Agreement, Austin NV shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of Cdn$1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a pre-feasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin NV will be obligated to provide Pediment’s portion of any debt financing or arrange for third party financing of Pediment’s portion of any debt financing required to construct a mine on the Project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the joint venture. If a party is diluted to a 10% interest in the joint venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot lease that Austin Gold is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for $1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	$20,000 (paid)
October 1, 2021	$20,000
October 1, 2022	$20,000
October 1, 2023 and annually thereafter	$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for $750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of $30,000 due on September 16th each year. Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for $2,000,000.

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favor of Battle Mountain Gold Exploration Corporation.

Fourmile Basin Property, Nevada, US

On June 18, 2020, Austin Gold entered into the Fourmile Mineral Lease with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada. This transaction was conducted at arm’s length.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the effective date. The lease may be extended up to 50 years so long as Austin Gold meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, Austin Gold must make the following pre-production payments:

Effective Date	$25,000 cash (paid) 100,000 Company shares (issued)
6 months after Effective Date (December 18, 2020)	$5,000 cash (paid)
12 months after Effective Date (June 18, 2021)	$10,000 cash (paid)
18 months after Effective Date (December 18, 2021)	$10,000 cash
24 months after Effective Date (June 18, 2022)	$15,000 cash
30 months after Effective Date and every 6 months thereafter	$20,000 cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

In addition to pre-production payments, Austin Gold must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	$30,000
Year 2 to Year 3 from Effective Date	$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, Austin Gold must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totaling $10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25%, respectively. Production royalties shall be paid quarterly and will be the greater of a) $25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, Austin Gold must also fulfil certain obligations to NexGen Mining Incorporated (“NexGen”), who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement, Austin Gold must incur the following expenditures:

October 24, 2020	$5,000 (fulfilled)
October 24, 2021	$10,000 (fulfilled)
October 24, 2022	$15,000 (fulfilled)
October 24, 2023	$20,000 ($10,000 fulfilled)
October 24, 2024 and every year thereafter	$20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitments. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

On November 7, 2020, NexGen agreed to apply $40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and $10,000 of the October 2023 expenditures.

In addition to the work commitment expenses, Austin Gold must make the following cash payments to NexGen:

October 24, 2020	$10,000 (paid)
October 24, 2021	$15,000
October 24, 2022	$20,000
October 24, 2023 and every year thereafter	$25,000

Austin Gold must also pay NexGen a 2.0% net smelter royalty and Austin Gold has a royalty buy down under which Austin Gold may purchase NexGen’s 2.0% net smelter royalty. The purchase price is $250,000 for the first 1%, and $500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

Lone Mountain Project, Nevada, US

On September 15, 2020, the Company signed a letter of intent with NAMMCO. The letter of intent contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada. This transaction was conducted at arm’s length.

On November 1, 2020, pursuant to the letter of intent, the Company entered into a definitive agreement with NAMMCO through Austin American Corporation, a wholly owned subsidiary of the Company. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain Project. At any time, the Company can buy one-half percentage point of the royalty for $2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain Project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner $2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	$80,000 (paid)
November 1, 2021	$30,000
November 1, 2022	$30,000
November 1, 2023	$30,000
November 1, 2024	$40,000
November 1, 2025 and each year thereafter	Increasing by $10,000/year thereafter to a maximum of $200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021, the parties signed an amendment to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following annual work commitments on the Lone Mountain Project:

September 1, 2021	$Nil
September 1, 2022	$400,000
September 1, 2023	$300,000
September 1, 2024	$300,000
September 1, 2025	$400,000
September 1, 2026	$400,000

The work commitment for September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favor and credited to subsequent years. The work commitment terminates when $1,800,000 has been expended on the property.

Miller Project, Nevada, US

On December 17, 2020, Austin Gold, through its Nevada subsidiary, Austin American Corporation, signed a letter of intent with Shea Clark Smith and Gregory B. Maynard (“Smith and Maynard”). The letter of intent contemplated that the agreement will be a lease with option to purchase mining claims (the “Miller Lease”) located on the Carlin trend in Elko County, Nevada (the “Miller Project”). On February 1, 2021, pursuant to the Miller Project letter of intent, the Company entered into a definitive agreement with Smith and Maynard. This transaction was conducted at arm’s length.

The Miller Lease is for a term of 35 years, with the following work commitments:

•	a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and

•	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (the “Miller NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the Miller NSR can be purchased by the Company for US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% net smelter return.

The Company will also be required to make the following annual lease payments:

Within 5 days of signing the lease	$50,000 (paid) 15,000 Company shares (issued)
1st anniversary	$25,000
2nd anniversary	$25,000
3rd anniversary and each year thereafter(1)	$30,000

(1) Up to an aggregate expenditure of $500,000.

The Company will also be responsible for paying the annual claim maintenance fees and will stake additional claims to close gaps among the existing claim groups. After signing the Miller Lease, future lease payments can be purchased for $500,000.

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC and the Company will be required to make agent payments per the BMR Agreement.

Bull Mountain Resources, LLC

On July 23, 2020 Austin Gold signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition	$15,000
Every 6 months thereafter	$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Off-Balance Sheet Arrangements

Austin Gold does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Subsequent Events

On April 29, 2021, the Company signed an amendment to the Lone Mountain Agreement with NAMMCO. Pursuant to the amendment, the minimum work commitments have been adjusted as follows:

	Original	Amended
September 1, 2021	$150,000	$nil
September 1, 2022	$250,000	$400,000
September 1, 2023	$300,000	$300,000
September 1, 2024	$300,000	$300,000
September 1, 2025	$400,000	$400,000
September 1, 2026	$400,000	$400,000

The work commitment for September 2022 is a firm commitment.

Significant Accounting Policies

A summary of significant accounting policies of Austin Gold is presented in Note 2 of the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under IFRS and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

The accompanying financial statements have been prepared in in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial statements have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

The accompanying financial statements are presented in Canadian dollars, which is Austin Gold’s functional currency. The subsidiary’s functional currency is United States dollars. All financial information contained in our financial statements is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

Basis of Consolidation

The accompanying financial statements include the accounts of Austin Gold Crop. and its wholly owned subsidiary, Austin American Corporation (“Austin NV”), from Austin Gold’s incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of Austin Gold’s financial position and results of operations.

Financial Instruments

Austin Gold classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. Austin Gold determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by Austin Gold’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition Austin Gold can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives).

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Foreign Currency

Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale instruments, which are recognized in other comprehensive loss.

Mineral Property Interests

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a license to explore are expensed as incurred, to general exploration. Once the legal rights to explore a specific area have been obtained, expenditures on exploration and evaluation activities are capitalized as exploration and evaluation assets. Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest. Properties acquired under option agreements, whereby payments are made at the sole discretion of Austin Gold, are recorded in the accounts when the payments are made.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest, as described in Impairment of non-current assets, below. Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Although Austin Gold has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee Austin Gold’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Impairment of Non-current Assets

At each reporting period, management reviews mineral interest and property, plant and equipment for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and the impairment loss is reversed in the profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

BUSINESS

The following discussion should be read in conjunction with the accompanying financial statements, management’s discussion and analysis and related notes included elsewhere in this prospectus.

Business Objectives and Operations

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada. In specific, we were formed for the purposes of drilling the Kelly Creek Project (as described herein), a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada. Upon developing an understanding of the prospect of discovering deposits of precious or base metals on the property, we entered into the Kelly Creek LOI (hereinafter defined) on May 29, 2020. Thereafter, as described further herein, we entered into the JV Agreement. As a result of the foregoing, the Kelly Creek Project became our material mineral exploration project. Nonetheless, we continue to consider other regional opportunities in the event the Kelly Creek Project does not yield favorable results, and in connection therewith we have acquired three other non-material mineral explorations projects. Our other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), and in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project).

General Corporate Information

Austin Gold was incorporated under the Business Corporations Act (British Columbia) on April 21, 2020. Austin Gold is domiciled in Canada and maintains a head office in Vancouver, British Columbia, Canada. Austin Gold has no maximum authorized share capital and no par value.

Our principal executive offices are located at 1021 West Hastings Street, 9th Floor, Vancouver, British Columbia, Canada V6C 0C3, and our telephone number is 604-644-6579.

Intercorporate Relationships

Austin Gold has one wholly-owned subsidiary, Austin American Corporation, a Nevada corporation.

Corporate History

•	On May 29, 2020, the Company entered into a letter of intent, as amended on June 24, 2020 (the “JV LOI”), with Nevada Exploration, which contemplated an option for the Company to earn up to a 70% interest in a joint venture with Nevada Exploration in Nevada Exploration’s Kelly Creek project, located in Humboldt County, Nevada.

•	On June 18, 2020 Austin Gold entered into a Mineral Lease and Option Agreement with La Cuesta International, Inc., an Arizona corporation, pursuant to which the Company leases the Fourmile Basin Project from La Cuesta.

•	On June 1 and 19, 2020, Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 3,250,000 shares at a price of $0.10 per share for aggregate gross proceeds of $325,000.

•	On June 19, 2020 Austin Gold issued 100,000 common shares pursuant to an obligation under a lease agreement.

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,586,000 shares at a price of $0.25 per share for aggregate gross proceeds of $646,500

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 400,000 shares at a price of Cdn$0.35 per share for aggregate gross proceeds of Cdn$140,000.

•	On July 7, 2020, Austin NV finalized an Exploration and Option to enter Joint Venture Agreement with Pediment Gold LLC, a Nevada LLC and subsidiary of Nevada Exploration, pursuant to which Austin NV has the right to earn a 51% interest in the joint venture with the election to then earn an additional 19% by delivering a pre-feasibility study.

•	On July 7, 2020 Austin Gold subscribed for Cdn$500,000 in a private placement in Nevada Exploration consisting of 2,500,000 units at a price of $0.20 per unit. Each unit consists of one share of the common shares of Nevada Exploration and one-half of one common share purchase warrant (an “NGE Warrant”) entitling the Company to acquire an additional share of Nevada Exploration common shares at an exercise price of Cdn$0.50 per share for 30 months. If the closing price of the common shares of Nevada Exploration (TSXV: NGE) is greater than Cdn$0.90 for ten consecutive days then Nevada Exploration may accelerate the expiry date of the Nevada Exploration Warrants to the 30th day after the date on which Nevada Exploration gives notice to the NGE Warrant holders of such acceleration.

•	On July 8, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 200,000 shares at a price of $0.25 per share for aggregate gross proceeds of $50,000

•	On July 9, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,000,000 shares at a price of Cdn$1.00 per share for aggregate gross proceeds of Cdn$2,000,000.

•	On July 23, 2020 Austin Gold signed an introductory agent agreement with Bull Mountain Resources, LLC pursuant to which the Company will pay an introductory agent fee and net smelter returns royalty on all mineral interests acquired through a recommendation by Bull Mountain Resources.

•	On November 1, 2020, Austin Gold entered into a Mineral Lease and Option Agreement with NAMMCO, a Wyoming general partnership pursuant to which the Company leases the Lone Mountain Project from NAMMCO.

•	On December 1, 2020 the Austin Gold Board of Directors adopted the Company’s Stock Option Plan (the “Stock Option Plan”).

•	On December 2, 2020 the Austin Gold Board of Directors granted stock options to Directors, Officers, and consultants under the Stock Option Plan.

•	On December 17, 2020, Austin Gold, through its Nevada subsidiary, Austin American Corporation, signed a letter of intent with Shea Clark Smith and Gregory B. Maynard for a lease with option to purchase mining claims located on the Carlin trend in Elko County, Nevada.

•	In January 2021, 164 additional claims were staked in the vicinity of the Miller leased property;

•	On February 1, 2021, pursuant to the Miller Project letter of intent, the Company entered into a definitive agreement with Smith and Maynard.

•	On February 2, 2021, pursuant to the Miller Project definitive agreement, the Company issued 15,000 common shares to Smith and Maynard.

•	On March 3, 2021, Austin Gold, through Austin American Corporation, a wholly-owned subsidiary of Austin Gold and Pediment Gold LLC, a subsidiary of Nevada Exploration, signed an amendment to the Kelly Creek Option to Joint Venture Agreement.

•	Effective April 29, 2021, Austin Gold, through its Nevada subsidiary Austin American Corporation, and NAMMCO signed an amendment to the Lone Mountain definitive agreement.

•	As of the date of this prospectus, Austin Gold has 28,551,000 common shares issued and outstanding.

•	On July 22, 2021 we held an annual general meeting of shareholders (the “AGM”). Items addressed and approved at the meeting include the following:
o	Received the financial statements for the Company for the fiscal year ended December 31, 2020 and the report of the auditors thereon;
o	Fixed the number of directors at eight;
o	Re-elected to the board of directors:
•	Joseph J. Ovsenek
•	Kenneth C. McNaughton
•	Dennis L. Higgs
•	Sandra MacKay
•	Barbara A. Filas
•	Benjamin Leboe
•	Tom Yip
•	Guillermo Lozano-Chávez;
o	Approval and adoption of a Stock Option Plan for the Company; and
o	Appointment of Manning Elliott LLP as the Company’s independent registered public accounting firm

Competitive Conditions

The mining business is competitive in all phases of exploration, development and production. Austin Gold competes with a number of other exploration and mining companies in the search for, and acquisition of, mineral properties, many of whom have greater financial resources. As a result of this competition, Austin Gold may be unable to acquire attractive mineral properties in the future on terms it considers acceptable. Austin Gold also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Austin Gold.

The ability of Austin Gold to acquire properties largely depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Austin Gold may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labor. Factors beyond the control of Austin Gold may affect the marketability of minerals mined or discovered by Austin Gold. See “Risk Factors” in this prospectus.

Industry and economic factors that may affect our business

Austin Gold’s mineral properties currently consist primarily of mineral leases and options with third parties for unpatented mining claims located on lands administered by the United States’ Department of Interior’s Bureau of Land Management (the “BLM”), Nevada State Office and the United States Forest Service – Humboldt-Toiyabe National Forest to which Austin Gold’s optionors only have possessory title of the mineral rights, and a few patented mining claims on which Austin Gold controls the surface and mineral rights. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively the ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper location and posting and marking of boundaries, proper and timely payment of annual BLM claim maintenance fees, the existence and terms of royalties, and possible conflicts with other claims not determinable from descriptions of record.

The present status of these unpatented mining claims located on public lands allows Austin Gold the right to mine and remove valuable minerals, such as precious and base metals, from the claims conditioned upon applicable environmental reviews and permitting programs. Austin Gold is also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. Austin Gold remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. Prior to 1993, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on a mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of federal unpatented mining claims, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1993, through federal legislation restricting the BLM from accepting any new mineral patent applications. If Austin Gold does not obtain fee title to its unpatented mining claims, there can be no assurance that it will be able to obtain compensation in connection with the forfeiture of such claims.

Pending Federal Legislation that may affect the Company’s Operations

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the General Mining Act of 1872, a United States federal law that authorizes and governs prospecting and mining for economic minerals, such as gold, platinum, and silver, on federal public lands. Such bills have proposed, among other things, to either eliminate the right to a mineral patent, impose a federal royalty on production from unpatented mining claims, render certain federal lands unavailable for the location of unpatented mining claims, afford greater public involvement in the mine permitting process, provide for citizen suits, and impose new and stringent environmental operating standards and mined land reclamation requirements in addition to those already in effect. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact Austin Gold’s ability to develop mineralized material on unpatented mining claims. Currently, most of Austin Gold’s mining claims are on unpatented claims. Although Austin Gold cannot predict what legislative changes might occur, the enactment of these proposed bills could adversely affect the potential for development of its mining claims, the economics of any mines that it brings into operation on federal unpatented mining claims, and as a result, adversely affect Austin Gold’s financial performance.

Rights under Mineral Leases and Options

We anticipate having to rely on financings through the issuances of common shares in order to continue to fund activities related to our commitments under our mineral leases and options. There are significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development. Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of gold, copper, other precious and base metals and other minerals, as well as increasing volatility in the foreign currency exchange markets may also impact the Company’s business and our ability to raise new capital, and accordingly, may impact our ability to remain a going concern.

Austin Gold’s operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties which may impact the Company’s business and our ability to raise new capital. There can be no assurance that Austin Gold will be able to comply with any changing regulatory, economic or political environment. See “Risk Factors” in this prospectus.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”), the United States Bureau of Land Management (“BLM”), and the United States Forest Service (USFS) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of “Notices to Conduct Mineral Exploration Activities” (Notice level permit) and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

Nevada

In Nevada, initial stage surface exploration activities that do not disturb the surface, do not require any permits. On lands administered by the BLM, Notice-level exploration permits are required to perform drilling or other surface disturbing activities with less than five acres extent. More extensive disturbance requires submittal and approval of a “Plan of Operations” and an “Environmental Assessment” or EIS from the BLM. On lands administered by the USFS, a “Plan of Operations” is submitted which initiates scoping and reviews to determine if any cultural and biological issues exist in the project area. In Nevada, we would also be required to post bonds with the State of Nevada to secure our environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

If we are successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when we commence any mineral production, we will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

We cannot predict the impact of new or changed laws, regulations or permitting requirements, or changes in the ways that such laws, regulations or permitting requirements are enforced, interpreted or administered. Health, safety and environmental laws and regulations are complex, are subject to change and have become more stringent over time. It is possible that greater than anticipated health, safety and environmental capital expenditures or reclamation and closure expenditures will be required in the future. We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at our operations.

Environmental Regulation

Austin Gold’s exploration and development activities, as well as any current or future operations, are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect Austin Gold or require it to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for Austin Gold to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of Austin Gold’s business.

All phases of Austin Gold’s operations in Nevada will be subject to extensive federal and state environmental regulation, including:

•	Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);

•	The Federal Resource Conservation and Recovery Act (“RCRA”);

•	The Clean Air Act (“CAA”);

•	The National Environmental Policy Act (“NEPA”);

•	The Clean Water Act (“CWA”);

•	The Safe Drinking Water Act (“SDWA”);

•	The Endangered Species Act (“ESA”): and

•	The National Historic Preservation Act.

These environmental regulations require Austin Gold to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Nevada state statutes and regulations also establish reclamation and financial assurance requirements for mining operations and require that mining projects in Nevada obtain a reclamation permit. Mining projects are required to prepare a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on Austin Gold’s financial performance and results of operations. See “Risk Factors”. Austin Gold maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all environmental laws and regulations.

Gold Price History

The price of gold is volatile and is affected by numerous factors, all of which are beyond our control, such as the sale or purchase of gold by various central banks and financial institutions, inflation, recession, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global gold supply and demand, and political and economic conditions.

The following table presents the high, low and average afternoon fixed prices in U.S. dollars for an ounce of gold on the London Bullion Market over the past five years:

Year	High	Low	Average
2016	1,366	1,077	1,251
2017	1,346	1,151	1,257
2018	1,355	1,178	1,269
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770

Data Source: www.lbma.org.uk/

Cycles

Given the general weather conditions and exploration season in north central Nevada, Austin Gold’s exploration and evaluation asset expenditures tend to be greater from April to December than in the rest of the year.

Employees

As at the date of this prospectus, Austin Gold currently has no employees and engages various consultants and independent contractors to provide technical and geological services to Austin Gold. We retain our CFO under a management services agreement to provide accounting and administrative services.

Significant Acquisitions

None.

Significant Dispositions

None.

DESCRIPTION OF PROPERTIES

Summary of Mineral Properties

Austin Gold currently has interests in four gold exploration properties located in the state of Nevada, including the Kelly Creek Project, the Fourmile Basin Project, the Lone Mountain Project, and the Miller Project. Austin Gold’s principal objective is advancing the Kelly Creek Project. The Kelly Creek Project is the only property that the Company considers material at this time.

Mineral Property Locations

Figure 1

Ownership Interests

•	Austin Gold holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under an Option to Joint Venture dated July 7, 2020, as amended March 3, 2021

•	On June 18, 2020, Austin Gold entered into a mineral lease agreement with La Cuesta International, Inc. for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada

•	On November 1, 2020, Austin Gold entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property situated in Elko County, Nevada

•	On February 1, 2021, the company entered into a mineral lease agreement with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) for exploration and mining rights and access to certain mineral claims on the Miller Property situated in Elko County, Nevada

In total the Company’s options and leases cover 136.8 km2 in the aggregate, consisting of a mix of 6 patented mining claims, 1,600 unpatented mining claims either leased with option to purchase, or joint ventured, and private property leases.

Qualified Person

The disclosure in this prospectus of scientific and technical information regarding exploration results for the Kelly Creek Project has been reviewed and approved by Barbara Carroll, who is a qualified person under Regulation S-K subpart 1300. Ms. Carroll is an independent consulting geologist.

The disclosure in this prospectus of scientific and technical information regarding exploration results for the mineral properties of Austin Gold, except for the Kelly Creek Project, has been reviewed and approved by Robert Hatch, who is a qualified person under Regulation S-K subpart 1300. Mr. Hatch is an independent consulting geologist to Austin Gold. In connection with his consulting work, Austin Gold granted Mr. Hatch 100,000 options to purchase common stock of Austin Gold exercisable at a price of Cdn$1.00 per share and expiring on December 3, 2030.

Internal Controls

Our properties are all at an early stage of exploration, with no reserves, resources, or surface samples or drill penetrations that could be construed as being a potentially economic discovery. Furthermore, we have not commenced exploration on our properties that involves drilling, sampling, or assaying, therefore internal controls relating to Quality Assurance and Quality Control (QA/QC) have not been necessary. However, prior to conducting exploration that involves drilling, sampling, assaying, and the reporting of results from those activities, we will establish sampling and analytical QA/QC protocols consistent with industry standards. These protocols will include, but are not limited to:

1.	Establish a database for project data that will contain accurate, precise, and defensible data from which resource, reserve, and feasibility studies can be made.

2.	Conduct verification sampling of known mineralization.

3.	Ensure that surface or drill sampling results in the highest quality sample possible. This would include down-hole surveying of drill holes as necessary.

4.	Ensure the security and integrity of samples from point of origin to analytical laboratory.

5.	Use industry-standard QA/QC for analytical work on sampling, including duplicate samples, inserting blanks and standards (samples with known assay values) into batches of samples being assayed, and checking the assay values from the original assay laboratory by submitting the same sample to a second laboratory

Kelly Creek Project, Nevada, US

Figure 2

Project Location and Access

The project area is located in the Kelly Creek Basin, in southeastern Humboldt County, Nevada, 22 miles (35.4 km) northwest of Battle Mountain, Nevada (population ~7,396), 0.5 miles (0.8 km) north of Valmy, Nevada, and 32 miles (51.5 km) east of Winnemucca, Nevada. The approximate geographic center of the property is 40.9216 North latitude by 117.10925 West longitude (WGS84), or in NAD 27, U.T.M. Zone 11S at 490,880.80 m East by 4,529,859.36 m North.

The south end of the Kelly Creek Project can be readily accessed from Winnemucca, Nevada approximately 38 miles east on I-80 to Valmy exit 216. Turn left onto Marigold Mine Road then turn left onto county gravel, and unimproved dirt roads with a travel time of about 35 minutes.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold proposes to pursue a two-year exploration program including additional drilling, sampling, assaying, environmental monitoring, review of historical data and related activities described below. Austin Gold currently considers the project material to its operations.

Local Resources and Infrastructure

The Kelly Creek property is situated in southeast Humboldt County, Nevada with significant resources in place to support the mining industry. Humboldt County itself is entirely rural, with one population center, Winnemucca, the county seat, located in the southeastern part of the county. Winnemucca is a historic ranching community which grew to support regional large-scale mining following the discovery of several substantial gold deposits in the 1980s.

The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce and have well developed infrastructure of stores and shops for supplies, restaurants, and motels. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 km) east of the project area and serves as a major hub for mining operations in northern Nevada.

There is no material infrastructure located on the property. There are a number of unimproved and 4-wheel drive vehicle accessible roads available to enable sufficient access to the entire project area.

There is no readily available year-round source of fresh water on the Kelly Creek property. Seasonal surface water may be available from the local drainages during the rainy season, but these sources are dry for most of the year. Any fresh water required for future exploration will be pumped from surface and/or groundwater sources provided through purchase agreements with nearby ranches. Previous drilling campaigns utilized water from the Marigold mine, and another possible water source is the fire station in Valmy.

Property Claims and Option

The Kelly Creek Project comprises 333 unpatented lode mining claims held directly by Pediment covering approximately 23.9 km2; 209 unpatented lode mining claims leased by Pediment covering approximately 15.1 km2; and approximately 14.2 km2 of private land leased by Pediment. The nearby towns of Winnemucca and Battle Mountain host the majority of the local workforce and have well-developed infrastructure of stores and shops for supplies, restaurants and motels. Contractor support, transportation, and general suppliers are all readily available in these communities as well as in Elko, which is located approximately 88 miles (142 km) east of the Kelly Creek Project area and serves as a major hub for mining operations in northern Nevada.

The Kelly Creek Basin is situated along the Battle Mountain-Eureka Gold Trend, and is bounded by historical producing gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by syn- to post-mineral volcanic units and post-mineral alluvium.

Austin Gold holds its interests in the Kelly Creek Project through its Nevada subsidiary Austin NV under the Option to Joint Venture with Pediment dated July 7, 2020, as amended March 3, 2021. Under the terms of the amended Option to Joint Venture, Austin Gold may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

September 1, 2022	Cdn$750,000[1]
June 1, 2023	Cdn$1,000,000
June 1, 2024	Cdn$1,500,000
June 1, 2025	Cdn$1,500,000

1. Cdn$400,000 of which must be spent on geophysics, geochemistry, or drilling.

During the earn in period, Austin NV will be the operator of the Project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the joint venture agreement, Austin Gold shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of Cdn$1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a pre-feasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin NV will be obligated to provide Pediment’s portion of any debt financing or arrange for third party financing of Pediment’s portion of any debt financing required to construct a mine on the Project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the joint venture. If a party is diluted to a 10% interest in the joint venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for $1,500,000, (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	$20,000 (paid)
October 1, 2021	$20,000
October 1, 2022	$20,000
October 1, 2023 and annually thereafter	$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for $750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of $30,000 due on September 16th each year. Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for $2,000,000.

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favor of Battle Mountain Gold Exploration Corporation.

Geology

The Kelly Creek Project is located to the north of the Battle Mountain Mining district on the northern margin of the Battle Mountain-Eureka trend, a long-lived structural feature that localized intrusions and ore deposits of different types and ages, within the Basin and Range physiographic province, in northcentral Nevada.

The property itself is located several miles from the nearest outcropping of bedrock and is completely covered by sand and gravel. Gravity, air magnetic, seismic, and drill data all show the sand and gravel cover can be relatively shallow, with bedrock located several hundred feet deep over large areas. Rocks exposed in the ranges surrounding the gravel-filled basin show evidence of a long lived and complex metamorphic, sedimentary, volcanic, and igneous history, and the structural history is just as long-lived and complex.

Subsurface geology at the Kelly Creek Project area is inferred from the geology of the surrounding ranges, and existing drill logs, to consist of a thick section of i) lower Paleozoic deep marine sedimentary and volcanic rocks of the Roberts Mountains allochthon (probably the Valmy Formation), and ii) possible local occurrences of stratified units of the Mississippian to Permian Antler overlap. The section of Paleozoic rocks is unconformably overlain by a succession of Cenozoic rocks that includes: a) Paleogene tuffs and lavas, b) Miocene basin deposits, c) Pliocene basaltic rocks, and d) Pleistocene to Holocene alluvial deposits of the Humboldt River.

The structural framework underlying the project area is based on projections of major zones of high-angle structures northward from exposures along the range front to the south combined with detailed gravity, CSAMT, air magnetics, seismic geophysics, and drilling over the gravel-covered project area. A pronounced, elongate NNE gravity high underlying the project area is bounded on the west by a steep gravity gradient strongly suggesting an NNE continuation of the mapped mineralized structural fabric underlying the Marigold district. The pronounced structural fabric can be traced from the range-front exposures through the project area for 12 km (8 mi). The eastern flank of the gravity high is bounded by a slightly shallower gravity gradient, but still suggestive of a broad underlying structural fault zone that may host mineralization. The gravel-covered fault zone can be inferred from projections of mapped exposed areas 6 km (4 mi) to the south along the entire eastern edge of the project northward for 11 km (7 mi) to connect to the interpreted structural features responsible for the Hot Pot hot springs based on the seismic geophysical work of Oski.

Based on the geological setting, hydrothermal alteration, anomalous in Au, Ag, As, Sb, and Hg values encountered in water and drilling samples, and close spatial association with known gold deposits peripheral to the basin, the Kelly Creek property has the potential to host sedimentary rock-hosted, disseminated gold deposit of either distal disseminated silver-gold deposits or Carlin-type carbonate-hosted gold-silver deposits.

There is no surface expression of alteration or mineralization present at the Kelly Creek property. Bedrock units known to support mineralization nearby at Lone Tree and Marigold were encountered by reverse circulation and core drill holes across the project area which intersected broad areas of bleaching and argillization anomalous in Au, Ag, As, Sb, Hg, Tl +/- Trace Cu, Pb and Zn commonly associated with Carlin-type hydrothermal systems. Oxidation extends to depths as great as 300 m (1,000 ft) in several core holes.

Exploration History

Recognizing the potential to find significant gold mineralization within the Kelly Creek Basin, dozens of major and junior explorers have explored to follow the prospective geology seen in and proximal to the exposed bedrock in the surrounding mountain ranges beneath the sands and gravels covering the Basin. Within the areas controlled by Pediment, this activity has included: Santa Fe Pacific completing wide-spaced bedrock mapping drilling in the 1990s; BHP completing an extensive soil auger geochemistry program through the late 1990s; and Placer Dome completing a reconnaissance-scale reverse circulation program in the early 2000s. Other companies that either now hold or have held claims in the immediate area include Newmont, Barrick, AngloGold, Hemlo, Homestake, and Kennecott. The efforts of each company have added valuable information about the geology of the Basin; however, without a cost-effective tool to conduct basin-scale exploration beneath the valley cover, the exploration programs to date in the Kelly Creek Basin have predominantly consisted of unsystematic and uncoordinated efforts focused on relatively small areas.

Pediment has integrated the use of hydrogeochemistry with conventional exploration methods to evaluate the larger Kelly Creek Basin, and has identified a highly prospective area in the middle of the Basin along a portion of a structurally-controlled, shallow, covered bedrock high coincident with highly anomalous gold and associated trace-element chemistry in groundwater. Pediment and its exploration partners have completed major work programs, building a comprehensive exploration dataset to understand the geology beneath the Basin. This exploration dataset includes:

•	1,000 km2 of regional magnetic geophysical data;

•	670 km2 of detailed air magnetic geophysical data;

•	1,000 km2 of regional gravity geophysical data;

•	100 km2 of detailed gravity geophysical data;

•	33 line-km of CSAMT geophysical data;

•	49 line-km of 3D reflection seismic data; and

•	a drilling database containing 31 drill holes, plus 114 historical drill holes, representing more than 29,000 meters of drilling, including assay results for more than 5,000 drill intervals representing more than 10,000 meters of drill assay data.

The structural framework underlying the project area is based on projections of major zones of high-angle structures northward from exposures along the range front to the south combined with detailed gravity, Controlled Source Audio-frequency Magnetotellurics (“CSAMT”) surveys, air magnetics, seismic geophysics and drilling over the gravel-covered project area. A pronounced, elongate north-northeast gravity high underlying the project area is bounded on the west by a steep gravity gradient strongly suggesting a north-north-east continuation of the mapped mineralized structural fabric underlying the Marigold district. The pronounced structural fabric can be traced from the range-front exposures through the project area for 8 mi (12 km). The eastern flank of the gravity high is bounded by a slightly shallower gravity gradient, but still suggestive of a broad underlying structural fault zone that may host mineralization. The gravel-covered fault zone can be inferred from projections of mapped exposed areas 4 mi (6 km) to the south along the entire eastern edge of the project northward for 7 mi (11 km) to connect to the interpreted structural features responsible for the Hot Pot hot springs.

Surface Geochemistry

In 2005, Pediment completed soil geochemistry surveys at the Kelly Creek Project to detect the possible vertical migration of gold and associated trace elements from the underlying bedrock. An initial report on vapor phase and orientation soil geochemistry results from the Kelly Creek Project was completed in July 2005. Follow-up soil and soil gas sampling was completed in the last quarter of 2005. Pediment collected 562 soil samples along east-west traverses at 50 meter spacing along 11 east-west sample lines in anticipation of intersecting element expression in soils along northwest and north-south structural zones.

Hydrogeochemistry

From 2003 to 2016, Pediment completed a large-scale reconnaissance hydrogeochemistry sampling program across the Kelly Creek Basin to detect the possible vertical migration of gold and trace elements from the underlying bedrock into the water above.

From 2003 thru 2006, Pediment compiled information on 43 public domain groundwater samples and sampled 60 existing groundwater access points via springs, streams, ponds, industrial wells, monitor wells, domestic wells, and stock wells for gold and 80 associated trace elements using ultra low-level mass spectroscopy.

From 2007 to 2012, Pediment used its GeoprobeTM equipment to complete a groundwater chemistry sampling program over a completely sand and gravel covered target area to test groundwater to further define anomalous concentrations of gold on the project area. A total of 142 vertical GeoprobeTM holes spaced on a 400 m (1,200 ft) grid were completed to depths of approximately 40 m (131 ft) across the project area. Holes were pushed to rejection depth which was variable depending on ground conditions and one sample was collected from the bottom of each hole. Over 300 field duplicates, method and lab blanks, low, medium, and high standards were sent to Activation Laboratories Inc. in Ancaster, Ontario, Canada for Ultra trace HR-ICP-MS analysis.

In 2016 Pediment used its proprietary Scorpion drilling equipment to collect an additional 550 groundwater samples from 62 holes positioned at 100, 200 and 400m intervals along irregularly positioned east-west fences across the south half of the project.

Geophysics

Pediment used detailed gravity geophysics to provide information about the depth to bedrock across the property. Gravity data can suggest areas of strong changes in the relief or composition of the underlying bedrock, which can be indicative of underlying fault zones and alteration that often control the location of gold mineralization.

In 2008, gravity geophysics was used by Pediment to determine the relative depth to underlying bedrock at the Kelly Creek Project area by measuring the density contrast between 522 sample stations on a 200m grid.

In the spring of 2010, Pediment worked with Oski Energy to complete a detailed gravity geophysics survey at Kelly Creek. The survey included 1,100 new gravity stations on a 200 by 200-meter (650 x 650ft) grid for a total of approximately 60 km2 (23 mi2) covering the southern half of the Kelly Creek Project. The detailed gravity results were merged with 231 stations from a 1997 regional gravity survey completed for BHP minerals.

The surveys successfully identified significant areas where bedrock is believed to be shallow, and delineated sharp changes in the slope of the underlying bedrock that coincided with the potential fault zones identified by seismic geophysics.

Pediment used seismic geophysics to identify deep-seated, steeply dipping fault zones that can be projected into the near surface environment. Major, high-angle structures are important since they provide a potential conduit or ‘plumbing’ system for potential gold-bearing, hydrothermal fluids to access near-surface areas and deposit gold.

In 2007, Optim completed two 4 km (2.5 Mile) east-west seismic geophysics lines for Pediment (NGE seismic lines) across the property to test for deep-seated, steeply dipping faults. In 2011 Optim acquired five lines of seismic data totaling approximately 25-line miles at the Hot Pot Geothermal Prospect, as part of Hot Pot Geothermal LLC’s DOE Recovery Act project for processing. The program was successful in that the results show shallow bedrock, steeply dipping fault zones, clear geologic offsets along faults, and several horst and graben features. The seismic lines confirmed that the groundwater chemistry target is underlain by a structural fabric that could act as conduits for mineralization.

Drilling

Between 2005 and 2017, Pediment and JV partners drilled 93 holes on the Kelly Creek Project to explore and define mineralization. They also compiled a comprehensive database of historical and current drill hole information available in and peripheral to the Kelly Creek Basin. Drilling records and related information were used to assess: (1) depth to bedrock; (2) structures or faults in bedrock that may source potential mineralization; (3) bedrock that has been altered by hydrothermal fluids; and (4) anomalous concentrations of gold and associated trace elements in bedrock.

In 2005, Pediment completed nine widely spaced vertical reverse circulation drill holes on the Kelly Creek Project to examine the target’s underlying geology and its potential for mineralization. All nine drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. The widely spaced, shallow holes confirmed bedrock to range in depth from 33 m (100 ft) to 112 m (370 ft).

In 2008, Pediment completed ten shallow reverse circulation vertical holes at Kelly Creek to drill through alluvium and a short distance into bedrock to examine the property’s underlying geology and further explore the property’s potential for mineralization. All ten drill holes successfully encountered hydrothermally altered bedrock containing anomalous gold and associated trace element chemistry. Bedrock was covered by less than 83 meters (275 ft) of alluvium in seven of ten holes and less than 152 m (500 ft) in the other three.

In 2009-2010 Enexco completed twelve core drill holes totaling 3,738 meters (12,264 feet), developing stratigraphic information, and testing for mineralized structures beneath the alluvial cover. Drilling encountered weak but widespread anomalous gold values within all holes, spread across an 8.8 square kilometer portion of the Tomera Ranch property.

Pediment’s 2016-2017 Scorpion drilling program consisted of 62 holes totaling 5,864 meters (19,239 feet), with an average hole depth of 95 meters (312 feet). The results of Scorpion sampling at Kelly Creek confirm that the enriched gold in groundwater seen in earlier programs is now supported by elevated gold and related geochemistry in both alluvium and bedrock, as well as increasing concentrations of gold in groundwater at depth.

Environmental Considerations

The southern portion of the Kelly Creek Project area lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this Wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of environmental and permitting issues on this portion of the Project indicates that an open pit mine there may be improbable or infeasible due to the water issues, but that an underground mine may be possible. Accordingly, the Company intends to initially conduct its exploration on the unpatented claims that are north and south of the Wetlands. The author of the Technical Report has recommended that Austin Gold commission an environmental and permitting review to establish costs associated with potential permitting and development of target areas within the wetlands, and to determine what possible impediments to exploration, development, and mining may exist on the Kelly Creek Project.

Drilling

Austin Gold has not completed any drilling on the Kelly Creek Project.

Sampling, Analysis and Data Verification

Barbara Carroll as the qualified person for this project, reviewed the historical Kelly Creek Project data, performed audits on the surface geochemistry, verified the historical drillhole database, attained an understanding of the extent of historical QA/QC procedures implemented, and visited the project site. The sampling methods, security, and analytical procedures used by the various operators of the Kelly Creek Project were adequate for an exploration stage project. Comparison of check assays on drill hole pulps against historic results show a strong correlation (94%) between the samples analyzed by American Assay Laboratories in 2016/2017 to the check analysis on the samples performed in 2020. While there were inconsistencies in the data provided to Ms. Carroll by Nevada Exploration Inc., the qualified person is unaware of any significant risks or uncertainties that could be expected to affect the reliability of the exploration information presented in this prospectus.

Exploration Program

The potential for discovery of additional mineralization in the immediate area of Kelly Creek is considered good. Previous work indicates that the components needed to discover a sedimentary-hosted gold deposit are present under cover at the Kelly Creek Project. These results confirm that the critical components needed to host a large Carlin-type gold deposit are present at the Kelly Creek Project, and the combined dataset suggest that the gold-bearing hydrothermal system at Kelly Creek is likely the extension of the system responsible for the adjacent Lone Tree and Marigold deposits, with the potential to support significant additional mineralization.

Further evaluation of project data, especially the acquisition and interpretation of all prior geophysics resistivity survey data, is necessary prior to determining specific drill hole targets. Austin Gold is currently evaluating the large amount of geophysics data provided by Nevada Exploration, and is also searching for useful data on the property that Nevada Exploration may not have in its database. Austin Gold’s consulting geophysicist has determined that CSAMT, a ground resistivity measuring technique, is the most useful tool for helping to determine depth to bedrock, bedrock lithologies, and possible structure in bedrock. Interpretations of CSAMT data, combined with existing drillhole lithology and assay data, will be used to determine specific drill targets.

To advance the discovery process at Kelly Creek, and to satisfy Austin Gold’s work commitment on the property, Austin Gold intends to pursue an exploration program to drill approximately 1,000 feet of RC/Mud Rotary pre-collar and 1,500 feet core drilling in two holes averaging 1,250 feet in year one for Phase 1 of the project. Austin Gold is aware that RC drilling of the water saturated overburden on portions of the property may be difficult, and different options for drilling to enhance recovery, improve sample quality, and reduce cost are being addressed at this time. Austin Gold’s intention is to maximize the amount of penetration and sampling of prospective bedrock in the area(s) deemed to be most favorable for discovery within the proposed budget amount.

This phase is expected to take approximately four to six months to complete depending on permitting and availability of drilling equipment and personnel.

In the event the first phase of drilling leads to a second phase, Austin Gold intends to:

1.	Drill an additional 3,000 feet of RC/Mud Rotary pre-collar and 3,000 feet core drilling in four holes averaging 1,500 feet in year two for Phase 2 of the project.

2.	Establish a centralized database of project data.

3.	Conduct an audit of the existing data base.

This phase is expected to take approximately four to six months to complete depending on permitting and availability of drilling equipment and personnel.

The anticipated costs of the recommended scope of work from the qualified person (including land holding costs) are provided in the table below:

Recommended Scope of Work	Detail	Cost (US$)
Phase 1		Year 1	Year 2
Exploration Drilling	RC or Mud/Rotary Core	$36,500 $205,500
Assaying and Geochemistry		$26,000
Permitting & Environmental		$18,000
Land Holding Costs (rounded)		$146,000
Reporting and Geologic Studies		$29,000
Contingency		$12,000
Total Phase 1(rounded)		$473,000
Phase 2		Year 1	Year 2
Exploration Drilling	RC or Mud/Rotary Core		$107,500 $406,000
Assaying and Geochemistry			$62,400
Permitting & Environmental			$13,000
Land Holding Costs (rounded)			$146,000
Reporting and Geologic Studies			$27,000
Contingency			$16,000
Total Phase 2(rounded)			$777,900
Total		$473,000	$777,900

The current planned exploration budget of Austin Gold for the project includes:

Year 1
Data Compilation / GIS / Modeling	$12,000
Geological (mapping, etc.)	$0
Geophysics	$0
Logistics / Planning / Management	$12,000
Permitting	$18,000
Reporting	$5,000
Drilling - RC or Mud/Rotary	$2,000
Drilling - Core	$320,080
Misc. expenses and costs	$12,000
$381,080

Year 2
Data Compilation / GIS / Modeling	$12,000
Geological (mapping, etc.)	$0
Geophysics	$0
Logistics / Planning / Management	$10,000
Permitting	$13,000
Reporting	$5,000
Drilling - RC or Mud/Rotary	$183,600
Drilling - Core	$720,000
Surface Geochemisrty	$0
Misc. expenses and costs	$16,000
$959,600

Fourmile Basin Property, Nevada, US

On June 18, 2020, the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

Property Location and Access

Figure 3

Austin Gold’s Fourmile Basin project is an epithermal, gold-silver exploration project located in Nye county, Nevada, about 30 miles (48 km) east-northeast of the historic mining district and town of Tonopah. The property has excellent access and is situated in a favorable jurisdiction for mining. The Fourmile Basin project is located about 35 miles (57 km) southeast of the Round Mountain Mine (Figure 1 above).

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold is pursuing minimal exploration activities on the project at this time, including a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. While a small exploration budget has been set, Austin Gold does not currently consider the project material to its operations.

Local Resources and Infrastructure

The nearby historic mining town of Tonopah is a hub city for exploration, development, and mining activities in central Nevada.  The nearby Round Mountain Mine owned by Kinross Gold (Figure 1), one of the largest gold mines in Nevada, has over 800 employees, nearly 100 of whom live in Tonopah.  The majority of the remainder live in the communities of Hadley and Carvers that are near the mine.  Over 200 contractors also work at Round Mountain, and many of these stay in Tonopah while working onsite.  Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed.  Numerous hotels, motels, and restaurants are available for visiting workers as well.

Property Claims and Lease

The Fourmile Basin property consists of a total of 323 unpatented lode mining claims in four groups under lease or sublease from LCI. These claim groups are Fourmile Basin, MM-11, CP Claims, and NS Claims (Figure 2). Two of the claims at Sinter Hill in the Fourmile Basin group are leased from a third party. Total area of the property is approximately 6410 acres (2594 ha).

Figure 4

Terms of Fourmile Mineral Lease

Pursuant to the Fourmile Mineral Lease, Austin Gold must make the following pre-production payments:

Effective Date	$25,000 cash (paid) 100,000 Company shares (issued)
6 months after Effective Date (December 18, 2020)	$5,000 cash (paid)
12 months after Effective Date (June 18, 2021)	$10,000 cash
18 months after Effective Date (December 18, 2021)	$10,000 cash
24 months after Effective Date (June 18, 2022)	$15,000 cash
30 months after Effective Date and every 6 months thereafter	$20,000 cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	$30,000
Year 2 to Year 3 from Effective Date	$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, Austin Gold must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totaling $10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25%, respectively. Production royalties shall be paid quarterly and will be the greater of a) $25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, Austin Gold must also fulfil certain obligations to NexGen Mining Incorporated (“NexGen”) who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the “NexGen Lease”), Austin Gold must incur the following expenditures:

October 24, 2020	$5,000 (fulfilled)
October 24, 2021	$10,000 (fulfilled)
October 24, 2022 October 24, 2023	$15,000 (fulfilled) $20,000 ($10,000 fulfilled)
October 24, 2024 and every year thereafter	$20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitments. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

On November 7, 2020, NexGen agreed to apply $40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and US$10,000 of the October 2023 expenditures.

In addition to the work commitment expenses, Austin Gold must make the following cash payments to NexGen:

October 24, 2020	$10,000 (paid)
October 24, 2021	$15,000
October 24, 2022	$20,000
October 24, 2023 and every year thereafter	$25,000

Austin Gold must also pay NexGen a 2.0% net smelter royalty and Austin Gold has a royalty buy down under which Austin Gold may purchase NexGen’s 2.0% net smelter royalty. The purchase price is $250,000 for the first 1%, and $500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the effective date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Geology

Fourmile Basin is localized along the southern margin of the +12-mile (20 km) diameter Big Ten Peak caldera, one of multiple volcanic centers within the mid-Tertiary-age Central Nevada Volcanic Field. The basin is approximately 6 miles (10 km) long by 3.7 miles (6 km) wide and is filled with a variety of alluvial deposits that range in thickness from a few feet (meters) to hundreds of feet (100s of meters). Surrounding the basin are thick sequences of generally Oligocene welded and non-welded ash flow tuffs and volcaniclastic deposits. Projecting into the northern end of the basin is Sinter Ridge, a north-south trending, 2,300 feet by 500 feet (700 m by 150 m) siliceous hot spring sinter apron with associated quartz feeder veins that extend for another 600 meters north of the sinter apron (Figure 5).

Figure 5

Exploration History

Seemingly concentrated in a 9 km long zone on the east side (East Basin Zone), is float of strongly silicified volcanic rock, chalcedonic veining, and silicified breccia. The silicified boulders of the East Basin Zone are locally +1 m in diameter, and quartz textures and the geochemistry of samples collected from the boulders indicate that the rocks are not derived from Sinter Ridge.

At Sinter Ridge, exploration work and drilling by Marathon Gold and Cominco American in the 1980s and Kennecott Exploration in 1990 focused on near-surface gold-silver mineralization. Drilling was generally shallow and directed toward finding a low-grade resource that could be mined by open pit. Drilling by Wolfpack Gold Corp. in 2013 and 2014 to depths between 675 and 1265 feet (206 to 386 m) attempted to test the Sinter Ridge feeder veins at depth but 3 of the 5 holes appear to have missed their intended targets and the one 2014 hole was not assayed.

A SkyTEM electromagnetic and magnetic survey was flown in early 2019 by the prior operator of the project, with an interpretation completed by Fritz Geophysics. The operator then dropped the property to focus its exploration elsewhere.

The primary exploration concept at Fourmile Basin is to find the source of the float and boulders of the East basin Zone. Austin and LCI geologists believe that the boulders may be sourced from veins and silicification associated with a major structural break that is now covered by alluvium and post-mineral volcanic rocks. Calcite replacement textures in the veins suggest a boiling epithermal system and the style of silicification as well as the geochemistry indicates that the rocks are derived from the upper levels of an epithermal gold-silver mineral system. These geologic features all suggest that a robust and potentially high-grade vein system may be preserved beneath the alluvium of Fourmile Basin. Austin Gold will re-evaluate the existing SkyTEM data, possibly conduct additional geophysics, and then determine the best locations for drill testing.

Additional vein and disseminated gold-silver drilling targets are being developed north of the East Basin Zone at the MM-11 Zone where LCI sampled epithermal veins in a large area of altered volcanic rocks. The CP and NS claims were recently located to cover ground with prospective hydrothermal alteration. Little work has been done on the CP claims.

Exploration Program

Permitting for exploration work is through the United States Bureau of Land Management at the southern end of the East Zone, whereas the rest of the property is on United States Forest Service (USFS) lands. Austin Gold has applied for drilling permits on the USFS portion of the Fourmile Basin project but is aware that the Forest Service may limit the selection of drill sites at the Sinter Ridge area due to its being a Native American chalcedony source.

For the Sinter Ridge and MM-11 areas, Austin proposes a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. The CP and NS claims will be mapped and sampled to determine what further work will then be recommended. The current exploration program has a budget of $41,000 in year 1 and $83,000 in year 2.

Lone Mountain Project, Nevada, US

On November 1, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Mineral Lease and Option Agreement”) with NAMMCO, a Wyoming General Partnership (NAMMCO) for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property Situated in Elko County, Nevada.

Property Location and Access

Figure 6

Austin Gold’s Lone Mountain Project is located approximately 25 miles (40km) northwest of Elko, Nevada at the southern end of the Independence Mountains (Figure 1). The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35km) northeast of the Carlin trend, and 19 miles (30km) south of the Jerritt Canyon deposits (Figure 2). The claim package covers parts of Townships 37-38N, Ranges 53-54E. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50km) of sealed road and 3 miles (5km) of gravel road.

The Lone Mountain property consists of a total of 454 unpatented lode mining claims and 6 patented mining claims.

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold is pursuing minimal exploration activities on the project at this time, including a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. While a small exploration budget has been set, Austin Gold does not currently consider the project material to its operations.

Local Resources and Infrastructure

The nearby town of Elko is a major hub city for exploration, development, and mining activities in Nevada. Accordingly, the project area is ideally situated to provide a local mining workforce and all infrastructure, contractor support, transportation, and suppliers that could be needed. Numerous hotels, motels, and restaurants are available for visiting workers as well.

Property Claims and Lease

The Lone Mountain property consists of a total of 454 unpatented lode mining claims and 6 patented mining claims.

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada.

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin American Corporation, a wholly owned subsidiary of the Company. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain Project. At any time, the Company can buy one-half percentage point of the royalty for $2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain Project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner $2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	$80,000 (paid)
November 1, 2021	$30,000
November 1, 2022	$30,000
November 1, 2023	$30,000
November 1, 2024	$40,000
November 1, 2025 and each year thereafter	Increasing by $10,000/year thereafter to a maximum of $200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021, the parties signed an amendment to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfil the following annual work commitments on the Lone Mountain Project:

September 1, 2021	$Nil
September 1, 2022	$400,000
September 1, 2023	$300,000
September 1, 2024	$300,000
September 1, 2025	$400,000
September 1, 2026	$400,000

The work commitment for September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favor and credited to subsequent years. The work commitment terminates when $1,800,000 has been expended on the property.

Geology

Lone Mountain is comprised of a broadly folded sequence of Paleozoic lithologies that are cored by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountain thrust fault (Figure 4).

Erosion plus basin and range block faulting has created the “Lone Mountain window”, which is now a broad west-plunging, antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window – Carlin Mine; Bootstrap Window – Gold Strike Deposit; and Cortez Window – Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant “Carlin-Type” mineralization in these districts.

The oldest structures on the property are thrust faults associated with emplacement of the Roberts Mountains allochthon during the mid-Paleozoic Antler Orogeny. Ordovician Vinini upper plate overlies the younger Devonian to Silurian lower plate assemblage lithologies. On a district scale the strata dip north on the north side of the intrusion, south on the south side, and moderately to steeply to the west on the west side.

High angle structures are numerous, and several large district-scale faults are present:

•	North-south-trending fault along the west side of Lone Mountain. This fault places Tertiary volcanic rocks and Ordovician Vinini Formation in contact with lower plate rocks. The fault has a moderate to steep dip to the west based on its intersection with topography.

•	NE to ENE-trending fault through the northern, south-central, and southern parts of the property.

•	NNW-trending fault zone in the southwestern part of the property juxtaposes the Coal Canyon unit and the Nevada Group. Numerous NNW faults are found throughout the project.

Alteration is widespread and includes:

•	Jasperoid; occurring as both bedded-type (passive replacement) and structural-type emplacement. The two normally occur together to some extent, with structures providing a conduit for fluids that replace bedding in areas marginal to the structures.

•	Clay alteration, manifested by bleaching, is noted along structures in fine grained clastic units of the Vinini Formation.

•	Decalcification.

•	Calcsilicate or hornfels developed primarily in the siltstone unit of the Roberts Mountains Formation within a few hundred meters of the Nannies Peak intrusion.

•	Marble developed in relatively clean carbonate rocks, primarily interior to the Nannies Peak “crescent”. Marble is typically medium gray to rarely white, medium to rarely coarse-grained and banded.

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread (Figure 5). When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Exploration History

Historical production began in 1939 at the Rip Van Winkle Mine in the northwestern part of the property from hydrothermal veins, replacements and breccia deposits containing lead, zinc, silver and small quantities of gold. Operations ceased in 1949 after producing a recorded total of 538,823 oz silver (16.8 t), 4,028,512 lbs. lead (1,827 t), and 3,140,387 lbs. zinc (1,424.5 t).

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold bearing jasperoids on the north flank of Lone Mountain. Beginning in the 1960s the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years. A summary of exploration companies and their targets from the 1960s to 2006 is as follows:

•	1960s – Newmont Exploration Ltd.	North and South Jasperoid

•	1977-1980 – Freeport-McMoRan	Carlin Type (South Jasperoid)

•	1984-1985 – EXXON	Sedex Type (Rip Van Winkle-base metal)

•	1987-1988 – Inspiration	Skarn Target (Lone Wolf Hill)

•	1989-1990 – Tenneco	Skarn Target (Includes Lone Wolf Hill)

•	1992-1993 – Newmont (second time)	Carlin Type Target

•	1995 – Cordex	Skarn Panel/Monarch zone

•	1997 – Tri Origin (Homestake)	Carlin Type Target (South Jasperoid

•	1999 – Kennecott	Carlin Type (Monarch Zone)

Companies prior to 2006 for the most part focused exploration on small target areas and conducted surface mapping, soil and rock sampling, geophysical surveys (magnetic, gravity and IP), and drilling. Records indicate 179 exploration holes were drilled totaling 84,690 feet (2581m).

Teck Cominco American Inc. was the first company to complete comprehensive data compilation and district-wide geochemistry and geophysical programs during their 2006 to 2008 leasehold. Beginning in 2006, Teck began a geologic compilation effort from which they created a complete digital data base that is functional in the GIS environment. This was followed by district-scale geological, geochemical, and geophysical (magnetic survey) programs. New geological mapping was completed if historical mapping was insufficient. Based on the preliminary results Teck planned 14 drill holes for the 2007 exploration year but only four of the holes were drilled due to the late start of their program. In 2008 Teck divested themselves of all gold projects, world-wide, and all data and the digital database were returned to NAMMCO with no further drilling.

A summary of exploration activity conducted up to 2008 is shown in Table 1.

Table 1 Exploration Activity up to 2008

Exploration Activity	Pre-Teck	Teck (2006-2008)
Soil Samples	2595	2632
Rock Samples	1496	539
Geophysics-Magnetics	Airborne Aero Mag (image only)	364 Line Miles (586 km)
Geophysics-Gravity	Kennecott-North Jasperoid Target	-----
Geophysics-IP	Gradient Array/HEM (Geoterex-Image Only)	5.9 miles (9.5 km)
Drilling	179 holes (84,690 ft/2581m))	4 holes (5,690 ft/1734m) )(1734mm

Global Geoscience leased the property in 2012 and farmed it out to Osisko Mining who conducted geological mapping, surface geochemical sampling, ground magnetic surveys, gravity surveys, drilling and claim staking during 2012. Osisko completed 13 holes for a total of approximately 14,975 ft (4,565m) of RC drilling. At the South Jasperoid prospect, four holes targeted Carlin-style mineralization around structures and alteration defined by a detailed gravity survey. Three holes were completed at the Lone Mountain skarn and six holes were drilled in total at the Rip Van Winkle and Monarch prospects where breccia-hosted mineralization lies adjacent to and within bodies of quartz feldspar porphyry.

No further work was conducted on the property and it was released back to NAMMCO.

Exploration Program

Compilation and evaluation of previous exploration data indicates five areas with anomalous to significant gold in rock, soil, and drill hole samples. These alteration zones (Figure 5) have distinct concepts and are the focus of our proposed exploration program.

Using a district-wide, mineral-belt perspective these areas are:

•	South Jasperoid	Carlin-Type Sediment Hosted Alteration

•	Rip Van Winkle Mine	Carlin-Type Sediment Hosted Alteration

•	North Jasperoid Zone	Carlin-Type Sediment Hosted Alteration

•	Pen Jasperoid Zone	Carlin-Type Sediment Hosted Alteration

•	Gold-Copper Skarn Zone	Skarn-Type Alteration

Figure 7

•      Hornfels (green), is a fine-grained metamorphic rock that was subjected to the heat of contact metamorphism at a shallow depth. Associated with skarn deposits.

•      Jasperoid is a silica-sulfide metasomatism of dolomite. Dense, purple-black rocks with a considerable amount of pyrite. Minerals are replaced in the dolomites and often contain metals.

•      Gossan is an iron-containing secondary deposit consisting of oxides. Usually the upper and exposed part of a mineral deposit or mineralized vein.

Austin Gold is pursuing minimal exploration activities on the project at this time, including a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. The current exploration program has a budget of $411,900 in year 1 and $300,000 in year 2.

Miller Project, Nevada, US

On February 1, 2021, the company entered into a mineral lease agreement ("Mineral Lease and Option Agreement") with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) for exploration and mining rights and access to certain mineral claims on the Miller Property situated in Elko County, Nevada.

Project Location and Access

The Miller Project is located approximately 30 miles (50 km) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range. The property is situated at the southern end of the Carlin Trend. Contact Gold's Pony Creek deposit is immediately to the northwest, and Gold Standard Ventures' Railroad District is further to the northwest. The claim package lies within Townships 28 and 29 north, Ranges 54 and 55E (Mt Diablo Meridian). The Miller project is accessible from the large (2020 population: 20,467) regional mining hub of Elko by approximately 30 miles (50 km) of paved road (State Route 228), followed by approximately 8 miles (13 km) of gravel road.

Figures 8 and 9

Project Stage

The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource. It is uncertain if further exploration will result in the estimation of a mineral resource. Historical exploration has been conducted on the property. Austin Gold is pursuing minimal exploration activities on the project at this time, including a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. While a small exploration budget has been set, Austin Gold does not currently consider the project material to its operations.

Local Resources and Infrastructure

Elko's economy is based primarily on mining, with ranching, tourism, and casino industries in descending order of importance. Interstate 80 and major railroads extend east and west from Elko, and numerous hotels/motels, restaurants, stores, and fuel stops are open 24 hours year-round. Mining contractors and service businesses have major offices and warehouses in Elko to supply the many mines currently in operation. The Elko airport supports scheduled flights, as well as private aviation and fixed wing/helicopter contractors.

Property Claims and Lease

The Miller property consists of a total of 281 unpatented lode mining claims on land administered by the BLM. No cultural, vegetation, water, or faunal permitting complications are expected. There are 117 claims in the original lease agreement, and an additional 164 claims were staked in January of 2021. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of the 164 newly staked claims, which the Company believes will be resolved in its favor.

The Miller Lease is for a term of 35 years, with the following work commitments:

-	a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and

-	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (the “Miller NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the Miller NSR can be purchased by the Company for $2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% net smelter return.

The Company will also be required to make the following annual lease payments:

Within 5 days of signing the lease	$50,000 (paid) 15,000 Company shares (issued)
1st anniversary	$25,000
2nd anniversary	$25,000
3rd anniversary and each year thereafter(1)	$30,000

(1) Up to an aggregate expenditure of $500,000.

The Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. After signing the Miller Lease, future lease payments can be purchased for $500,000.

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC and the Company will be required to make agent payments per the BMR Agreement.

Bull Mountain Resources, LLC

On July 23, 2020 Austin Gold signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition	$15,000
Every 6 months thereafter	$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Geology

Although there is no outcrop on any of the Miller claims for over a thousand feet in every direction, the project geology may be inferred from regional mapping, and from recent vertical electric soundings that may be able to constrain rock types by their diagnostic resistivity.

Pennsylvanian age conglomerates and siltstones with minor limestones of the Moleen Formation host gold mineralization on the adjacent Contact Gold property where they are in close proximity to rhyolitic subvolcanic intrusive rocks, and early Mississippian siltstones and sandstones of the Webb Formation host gold mineralization where in close proximity to rhyolitic subvolcanic rocks. Devonian and Silurian gold host-permissive carbonate rocks can be projected onto the Miller property from Cedar Ridge immediately to the NNE. It is interpreted that both Penn/Perm and Paleozoic rocks have been resistivity-detected by vertical electric soundings on the Miller property beneath shallow alluvium.

Property-scale gold mineralization indicators include large, multiple, strong and zoned biogeochemical anomalies that lie coincident with a detailed gravity-indicated N-S oriented horst. A horst is a fault-upthrown bedrock block due to dilatent structural conditions. Blue sky potential exists for gold mineralization in the N-S directions as evidenced by the extent of normal faulting from the north and the detailed gravity-indicated horst extensions.

Figures 10 and 11

Figure 12

Figure 13

Figure 14

Exploration History

The Miller Project is at the greenfields stage of exploration. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. Austin Gold is in the process of trying to find information on these drill holes, however these holes are not in the area of the biogeochemical anomalies. Despite the Miller Project lying on the interpreted southern extension of the Carlin Trend, only the current claimants have compiled all available biogeochemical, geophysical, and geological data in an area of pediment (no outcrop).

Exploration Program

Austin Gold is pursuing minimal exploration activities on the project at this time, including a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling. The current exploration program has a budget of $38,000 in year 1 and $154,000 in year 2.

DIRECTORS, OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

The following table sets forth the names, ages and titles of our directors and executive officers.

Name, Age, Position with Austin Gold and Municipality of Residence	Principal Occupation
Joseph J. Ovsenek Age: 63 Executive Chairman and Director since April, 2020 Vancouver, British Columbia

Mr. Ovsenek is currently the President, CEO, and Chair of P2 Gold Inc. (TSXV: PGLD) and has been in such role since May 2020. Previously, Mr. Ovsenek was President and CEO and served on the board of directors of Pretium Resources Inc. (NYSE: PVG) where he led the advance of the high-grade gold Brucejack Mine which has been operating profitably since commercial start-up in 2017. Mr. Ovsenek began his nine-year tenure at Pretium in 2011 as Chief Development Officer and led the financing of the company from exploration stage to operations and was subsequently appointed President in 2015 and President and CEO in 2017. Prior to Pretium he served for 15 years in senior management roles for Silver Standard Resources Inc., where he was responsible for financings, the acquisition and sale of several assets, and was instrumental in developing corporate strategy. Within the last five years Mr. Ovsenek has served on the board of directors of Victoria Gold Corp. (TSX: VGCX) and Camino Minerals Corp. (TSXV: COR). Mr. Ovsenek holds a Bachelor of Applied Science degree from the University of British Columbia and a Bachelor of Laws degree from the University of Toronto. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dennis L. Higgs Age: 63 President and Director since April, 2020 Vancouver, British Columbia

During his career of over thirty years, Mr. Higgs has been involved in the founding, financing, initial public listing, and building of several companies, four of which have been the subject of successful takeover bids. He was the founding Director and Executive Chairman of Uranerz Energy Corporation for ten years, listing that company’s shares on the NYSE with options called to trade on the Chicago Board Options Exchange. During his tenure at Uranerz he was instrumental in the acquisition, financing, development, and production start-up of Uranerz’s Nichols Ranch in-situ recovery uranium production facility, located in the Powder River Basin of Wyoming. Uranerz was acquired by Energy Fuels Inc. in 2015 in a $320 million business combination. Since 1984 Mr. Higgs has served as President, Secretary and sole owner of Ubex Capital Inc., a management consulting firm. Mr. Higgs currently serves on the board of directors of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR), which is now the leading U.S. producer of uranium and vanadium. Mr. Higgs holds a Bachelor of Commerce (Finance) degree from the University of British Columbia.

Kenneth C. McNaughton Age: 62 Vice President, Exploration, and Director since April, 2020 Vancouver, British Columbia

Mr. McNaughton is a professional geological engineer with over 30 years of global experience developing and leading mineral exploration programs. Mr. McNaughton served as the Chief Exploration Officer at Pretium Resources Inc. from 2011 to September 2020. Prior to joining Pretium in 2011, he was Vice President, Exploration for Silver Standard Resources Inc. (now called SSR Mining Inc.) where he had been responsible for all exploration programs since 1991. Prior to joining Silver Standard, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor.

Katrina Anderson Age: 30 Chief Financial Officer since August, 2020 Pitt Meadows, British Columbia

Ms. Anderson previously worked for four years at SBD Management Ltd., where she conducted a significant amount of work for clients of DeVisser Gray Chartered Professional Accountants, primarily junior mining companies. She was Chief Financial Officer of Camino Minerals Corp. from March 2016 to October 2018. While at SBD Management Ltd., she acted as financial and regulatory administrator for various companies, managing the daily financial transactions as well as completing regulatory filings including quarterly and annual financial reports. From October 2018 through August 2020 Ms. Anderson provided independent accounting and consulting services. Ms. Anderson holds a diploma in accounting from the British Columbia Institute of Technology.

Darcy A. Higgs Age: 61 Corporate Secretary since April, 2020 Vancouver, British Columbia

Mr. Higgs has over 35 years of experience in capital markets. Mr. Higgs has been principally self-employed as an investor since 2010. Mr. Higgs has also been providing consulting services to Nevada Exploration Inc. (TSXV: NGE) since 2015. He was registered in Canada (securities, options and futures) for over 25 years as a broker and in the United States (securities) and acted as a consultant to one of the largest private equity firms in China. Mr. Higgs has a Bachelor of Commerce (Finance) from the University of British Columbia.

Name, Age, Position with Austin Gold and Municipality of Residence	Principal Occupation
Barbara A. Filas Age: 65 Director since August, 2020 Grand Junction, Colorado

Ms. Filas is internationally recognized in the mining sector in the disciplines of management, environmental and social responsibility, and sustainability. She has hands-on experience at operating gold and coal mining and processing facilities; executive experience in consulting, public companies, and non-profits; and project experience on six continents. Ms. Filas has served as a part-time Professor of Practice at the Colorado School of Mines since 2017, co-managing the development and implementation of its new Professional Masters in Mining Engineering and Management program. Ms. Filas was a partner in Filas Engineering and Environmental Services LLC from 2013 to 2020. In 2005 she became the first female President of the Society for Mining, Metallurgy and Exploration Inc., the world's largest mining technical society, and currently volunteers as the Nominations Chair and Chair of the Board of Governors for the National Mining Hall of Fame and Museum. Ms. Filas is a graduate of the University of Arizona and is a licensed professional Mining Engineer and Qualified Person. She currently serves on the board of directors of Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR).

Sandra R. MacKay Age: 62 Director since August, 2020 Vancouver, British Columbia

A business lawyer and corporate governance specialist, Ms. MacKay is currently the Vice President, Legal & Governance and Corporate Secretary of E-Comm Emergency Communications for British Columbia Limited. For five years prior to assuming her current role, Ms. MacKay headed the legal department of the Provincial Health Services Authority of B.C. and BC Emergency Health Services, most recently as Vice-President, Legal, Privacy and Risk. Prior to working in the public safety and health sectors, Ms. MacKay served as in-house counsel to public companies and advisor to their board of directors over two decades, following a period in private practice. Ms. MacKay’s previous roles include: Senior Vice President, Legal with Uranerz Energy Corporation; Vice President Legal of Chemetics International, Corporate Counsel of QLT Inc. and head of Legal, Chevron Canada. Ms. MacKay serves on the board of directors of Azarga Uranium Corporation (TSX: AZZ) and within the last five years has served on the board of URZ Energy Corporation (TSXV: URZ). Ms. MacKay is a graduate of the University of British Columbia Law School.

Benjamin Leboe Age: 75 Director since August, 2020 Lake Country, British Columbia

Mr. Leboe is a Director of Ynvisible Interactive Inc. (TSXV: YNV) and Nevada Exploration Inc. (TSXV: NGE), both listed on the TSX Venture Exchange. Previously he served as Chief Financial Officer of Uranerz Energy Corporation, which was listed on NYSE American and the TSX prior to merging with Energy Fuels Inc. During his nine years at Uranerz Mr. Leboe also held such positions as Ethics Officer, Corporate Secretary, Principal Accounting Officer and Senior Vice President of Finance. Prior to joining Uranerz Mr. Leboe was a Senior Consultant, Management Consulting, of the Business Development Bank of Canada. He has served as a director, Chief Financial Officer, Principal Accounting Officer and Treasurer of numerous public companies in Canada and the United States. Since 1990, Mr. Leboe has been Principal of Independent Management Consultants of British Columbia. Prior to that time, he was a Partner of KPMG Consulting and its predecessor firms. He holds a business degree from the University of British Columbia, is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA).

Tom Yip Age: 63 Director since August, 2020 Highlands Ranch Colorado

Mr. Yip has over 30 years of financial management experience in the mining industry for exploration and development companies and producers. Currently and since December 2020 he is the Chief Financial Officer of P2 Gold Inc. (TSXV: PGLD) and since May 2021 a Director of P2Gold Inc. and from July 2021 a Director of Maritime Resources Corp. From January 2015 through September 2020 Mr. Yip served as CFO for Pretium Resources Inc. (NYSE: PVG), after being a member of its board of directors (2011-2015) and previously was CFO for Silver Standard Resources Inc., serving as a key member of the leadership team when each company transitioned from exploration and development to production. He began his mining career at Echo Bay Mines Ltd. where he served as its CFO before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta. He also holds the ICD.D designation from the Institute of Corporate Directors.

Name, Age, Position with Austin Gold and Municipality of Residence	Principal Occupation
Guillermo Lozano-Chàvez Age: 64 Director since October, 2020 Dallas, Texas

Mr. Lozano-Chàvez is a professional geologist with over 40 years of experience in mineral exploration in Latin America and since 2013 has managed his own geological consulting firm. Mr. Lozano-Chàvez was Vice President of First Majestic Silver Corp. from 2012 to 2013. Before joining First Majestic Silver Corp. he was Director of Exploration for Silver Standard Resources Inc., where he managed their Mexican exploration and oversaw their Peruvian and Argentine exploration activities from 2002 through 2012. Mr. Lozano-Chàvez is currently an independent director of Silver Dollar Resources (TSXV: SLV). Mr. Lozano-Chàvez holds a Bachelor of Science in Geological Engineering from the National Polytechnical Institute of Mexico City, a Master of Science degree in Geology from the University of Missouri at Columbia, and a Master of Business Administration in Finance from the University of Texas at El Paso.

Involvement in Certain Legal Proceedings

Corporate Cease Trade Orders

To Austin Gold’s knowledge, no director or executive officer of Austin Gold is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Austin Gold), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

To Austin Gold’s knowledge, no director or executive officer of Austin Gold, or a shareholder holding a sufficient number of securities of Austin Gold to affect materially the control of Austin Gold:

(a)	is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including Austin Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To Austin Gold’s knowledge, no director or executive officer of Austin Gold has been subject to any legal proceeding or other event described in Item 401(f) of Regulation S-K during the past ten years.

Board of Directors

The Board, at present, is composed of eight directors, three of whom are executive officers of Austin Gold and five of whom are considered to be “independent”, as that term is defined in applicable securities legislation. Each of Sandra R. MacKay, Barbara A. Filas, Tom Yip, Guillermo Lozano-Chàvez and Ben Leboe are considered to be independent directors. Dennis Higgs, by reason of being the President of Austin Gold, Kenneth McNaughton, by reason of being the Vice President, Exploration of Austin Gold, and Joseph J. Ovsenek, by reason of being the Executive Chairman of Austin Gold, are not considered independent. In determining whether a director is independent, the Board considers, among other things, whether the director has a relationship which could be perceived to interfere with the director’s ability to objectively assess the performance of management.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Austin Gold’s business in the ordinary course, managing Austin Gold’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

Certain of the directors of Austin Gold are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Joseph J. Ovsenek	P2 Gold Inc. Victoria Gold Inc.
Dennis L. Higgs	Energy Fuels Inc. Nevada Exploration Inc.
Kenneth C. McNaughton	Camino Minerals Corp. Enviroleach Technologies P2 Gold Inc.
Sandra R. MacKay	Azarga Uranium Corp.
Barbara A. Filas	Energy Fuels Inc.
Benjamin Leboe	Nevada Exploration Inc. Ynvisible Interactive Inc.
Tom Yip	P2Gold Inc. Maritime Resources Corp.
Guillermo Lozano-Chávez	Silver Dollar Resources

Interlocking Boards and CEO Board restriction

The following directors of the Corporation currently serve on interlocking boards:

•	Dennis L. Higgs and Barbara A. Filas serve together on the board of Energy Fuels Inc.

•	Dennis L. Higgs and Benjamin Leboe serve together on the board of Nevada Exploration Inc.

Orientation and Continuing Education

Austin Gold has not yet developed an official orientation or training program for new directors. As required, new directors have the opportunity to become familiar with Austin Gold by meeting with the other directors, officers and employees. Orientation activities are tailored to the particular needs and experience of each director and the overall requirements of the Board.

Director Term Limits

Austin Gold has not adopted term limits for the directors of the Board as term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into Austin Gold and its operations and an institutional memory that benefits the Board as well as Austin Gold and its stakeholders.

Retirement Policy

Austin Gold does not currently have a retirement policy requiring its directors to retire at a certain age.

Principal Executive Officer Succession Planning

There is currently no formal process in place to manage succession planning for the position of Principal Executive Officer (currently, President). The Board does not believe at this time that Austin Gold is dependent upon any one of the individual Executives, including the President so as to require a formal succession plan. It is envisaged that a member of the Executive or the Board would temporarily assume the position and duties of President on an interim basis should the need arise while a search for a suitable candidate was undertaken. The Corporate Governance and Nominating Committee (“CGNC”) expects to continue its ongoing review for a need to formalize a succession process in 2021 in order to ensure that a qualified successor to Austin Gold’s President position can be identified, if and when appropriate.

Ethical Business Conduct

The Board monitors the ethical conduct of Austin Gold and ensures that it complies with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. Austin Gold has a Code of Conduct and Business Ethics for members of the Board. Each of which can be found on Austin Gold’s website at www.austin.gold.

In general, the Board has found that the fiduciary duties placed on individual directors by Austin Gold’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Austin Gold.

Complaints Procedures

Austin Gold has also adopted specific procedures to receive complaints and submissions relating to accounting matters (the “Whistleblower Policy”), which outline complaint procedures for financial concerns and other corporate issues. A Complaints Officer has been appointed under the Whistleblower Policy to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding accounting or auditing matters.

Excluding complaints or submissions made directly to the Complaints Officer regarding financial, accounting or auditing matters, the Board does not formally monitor compliance with the Codes. Management is responsible to report to the CGNC when they become aware of any breaches or alleged breaches of the Codes and complaints made by suppliers or employees against Austin Gold or any director, employee or officer. In the event of a violation of any of the Code of Conduct and Business Ethics, the applicable committee of the Board will investigate the breach or alleged breach and, if appropriate, recommend corrective disciplinary action, including, if warranted, termination of employment. In the event that a breach or alleged breach relates to financial, accounting or auditing issues, the Complaints Officer and the Audit Committee will share responsibility to investigate the matter.

At the date of this prospectus, there has been no conduct by a director or executive officer that constitutes a departure from the Codes and the Complaints Officer has received no complaints under the Whistleblower Policy.

Nomination of Directors

The Board does not have a formal process for identifying new candidates for Board nomination. When required, the Board collaborates with management to identify potential candidates to consider their suitability for membership on the Board.

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the NYSE American Company Guide, and all directors who sit on our Audit Committee, Nominating Committee and Compensation Committee must also be independent directors.

The NYSE American definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of Austin Gold or our subsidiaries and has not received certain payments from, or engaged in various types of business dealings with us. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that each of Sandra R. MacKay, Barbara A. Filas, Tom Yip, Guillermo Lozano-Chàvez and Ben Leboe are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, Nominating Committee and Compensation Committee are independent directors.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the CGNC are: Tom Yip (Chair), Sandra MacKay, and Benjamin Leboe. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

The responsibilities and powers of the Corporate Governance and Nominating Committee are set out in its written charter, and include, among other things:

(a)	monitor compliance with Austin Gold’s corporate governance policies;

(b)	develop a code or codes of business conduct and ethics for Austin Gold and review the code(s) of business conduct and ethics and approve changes if necessary, on an annual basis;

(c)	assist the Board in monitoring compliance with Austin Gold’s code(s) of business conduct and ethics;

(d)	propose agenda items and content for submissions to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance;

(e)	conduct a periodic review of the relationship between management and the Board and its effectiveness;

(f)	review on an ongoing basis Austin Gold’s approach to governance, and recommend the establishment of appropriate governance policies and standards in light of securities law and exchange requirements;

(g)	review and recommend to the Board changes to the way directors are to be elected to the Board by Shareholders, if appropriate;

(h)	conduct at least annually an evaluation of the effectiveness of the Board and its Committees and recommend any changes to the composition of the Board;

(i)	conduct an annual evaluation of the overall performance and effectiveness of individual directors;

(j)	recommend to the Board a slate of candidates for presentation to the Shareholders at each annual meeting of Shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of Shareholders, if any;

(k)	recommend to the Board qualified members of the Board for membership on Committees of the Board and recommend a qualified member of the Board to act as Chair of the Board;

(l)	provide orientation for new directors and ongoing education for all directors; and

(m)	review executive officer succession plans and ensure that a qualified successor to Austin Gold’s Chief Executive Officer position is identified, if and when appropriate.

Compensation Committee

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are: Sandra R. MacKay (Chair), Benjamin Leboe, and Guillermo Lozano-Chàvez. Each of the Committee members has served for several years in either a senior management capacity, or as a director and compensation committee member of an issuer, at which they would have had direct responsibility for reviewing performance of direct reports, hiring, setting of performance goals and objectives and setting salaries.

The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	annually review and approve corporate goals and objectives relevant to the CEO (or Principal Executive Officer) and executive officer compensation, evaluate the performance of the CEO (or Principal Executive Officer) and each executive officer’s performance in light of those goals and objectives, and recommend to the Board for approval the compensation level for the CEO (or Principal Executive Officer) and each executive officer based on this evaluation;

(b)	administer and make recommendations to the Board regarding the adoption, amendment or termination of Austin Gold’s incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and executive officers may participate;

(c)	recommend to the Board compensation and expense reimbursement policies for Board members; and

(d)	review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the CEO (or Principal Executive Officer) and executive officers.

Austin Gold has not completed an assessment of potential risks associated with Austin Gold’s compensation policies and practices. The Compensation Committee is responsible for annually reviewing Austin Gold’s compensation arrangements, as set out above, and may determine to undertake such an assessment during a later period.

Audit Committee

Austin Gold has an Audit Committee, which is currently comprised of Ben Leboe (Chair), Barbara A. Filas, and Tom Yip, each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities. Each of Tom Yip and Ben Leboe is a financial expert, with experience preparing, analyzing and evaluating financial statements presenting a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by financial statements prepared by Austin Gold. Mr. Leboe is a Certified Management Consultant and retired Business Valuator/Chartered Accountant (CPA, CA) and holds a business degree from the University of British Columbia. Ms. Filas is internationally recognized in the mining sector and previously served as President of the Society for Mining, Metallurgy and Exploration Inc., the world's largest mining technical society. Ms. Filas is a graduate of the University of Arizona and is a licensed professional Mining Engineer and Qualified Person. Mr. Yip has over 30 years of financial management experience in the mining industry. Mr. Yip is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

As part of Austin Gold’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit and Non-Audit Services for the pre-approval of services performed by Austin Gold’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by Austin Gold’s auditors and to ensure that the independence of Austin Gold’s auditors is not compromised through engaging them for other services. All services provided by Austin Gold’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. The Audit Committee has concluded that all services performed by Austin Gold’s auditors comply with the Policy on Pre-Approval of Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Charter of the Audit Committee can be found on Austin Gold’s website at www.austin.gold.

Environment, Health & Safety

Austin Gold has established an Environment, Health, and Safety Committee, which is currently comprised of Barbara Filas (Chair), Guillermo Lozano-Chàvez, and Kenneth McNaughton. The Environment, Health, and Safety Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)	encourage, assist, support and counsel management of Austin Gold in developing short and long-term policies, standards and principles with respect to sustainability, the environment, health and safety;

(b)	review and monitor the sustainability, environmental, safety and health policies and activities of Austin Gold on behalf of the Board to ensure that Austin Gold is in compliance with appropriate laws and legislation, and policy;

(c)	review regular sustainability, environment, health and safety reports; and

(d)	review an annual report by management on sustainable development, environmental, safety and health issues.

The Environment, Health, & Safety Committee has also adopted a policy recognizing that Austin Gold’s success is tied to health, safety and sustainability of the communities in which Austin Gold operates, and acknowledges that Austin Gold and its personnel have a shared responsibility in working with the communities in which Austin Gold operates.

Other Board Committees

Other than as described herein, the Board has not appointed any other committees to date.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Family Relationships Disclosure

Except as set forth below, none of our directors are related by blood, marriage, or adoption to any other director, executive officer, or other key employees.

Dennis L. Higgs and Darcy A. Higgs are brothers.

EXECUTIVE COMPENSATION

The following table contains compensation data for our named executive officers for the current fiscal year. In this section “Named Executive Officer” or “NEO” means the Principal Executive Officer (President) and each of the two most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers for the period from incorporation on April 21, 2020 to December 31, 2020 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of Austin Gold at the end of the most recently completed financial year end.

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Austin Gold Corp. and any subsidiary thereof to each Named Executive Officer and each director of Austin Gold, in any capacity, including, for greater certainly, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the Named Executive Officers or director for services provided and for services to be provided, directly or indirectly, to Austin Gold or any subsidiary thereof:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (Cdn$)		All Other Compensation (Cdn$)		Total (Cdn$)
(a)	(b)	(c)	(d)	(f)		(i)		(j)
Dennis Higgs
President	2020	—	—	97,700	(1)	—		97,700
Katrina Anderson
Chief Financial Officer	2020	—	—	195,400	(1)	2,000	(2)	197,400

(1)	Amounts reflect stock options (“Options”) granted to the NEOs. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values were calculated using a Black-Scholes option pricing model using a share price of Cdn$1.00, a volatility indicator of 141.595%, risk free interest rate of 1.74%, expected life of ten years and expected dividend yield of $nil.

(2)	Katrina Anderson has a verbal management agreement with Austin Gold for a fee of Cdn$500.00 per month plus an hourly rate to complete the Company’s financial statements.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Arrangements

As of the date of this prospectus the CFO has a verbal management agreement with Austin Gold for a fee of Cdn$500.00 per month plus an hourly rate to complete the Company’s financial statements. No other executive officers have employment agreements or arrangements with the Company regarding compensation, pension benefits or change of control payments.

Oversight and description of Named Executive Officer compensation

Compensation objectives are established by the Compensation Committee and include the following:

•	attracting and retaining highly-qualified individuals;

•	creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the shareholders; and

•	ensuring competitive compensation that is also affordable for Austin Gold.

The compensation program is designed to provide competitive levels of compensation. Austin Gold recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, Austin Gold’s directors and Named Executive Officers may receive compensation that is comprised of three components:

•	salary, wages or contractor payments;

•	stock option, restricted share unit, and deferred share unit grants and awards; and

•	bonuses.

The objectives and reasons for this system of compensation are to allow Austin Gold to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Option grants are designed to reward directors and Named Executive Officers for success on a similar basis as the Shareholders, although the level of reward provided by a particular Option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. Austin Gold is in the process of implementing a bonus plan that will include comparative share price or market cap performance against a group of peers, as well as performance metrics relating to corporate and personal business and exploration objectives. As at the date of this prospectus, Austin Gold has not adopted any formal policy to allow Austin Gold to claw-back bonuses or any other payments for inappropriate behavior.

As a junior mineral exploration company, Austin Gold remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Outstanding Equity Awards at Fiscal Year-end

A summary of the number and the value of the outstanding equity awards as of December 31, 2020 held by the named executive officers is set out in the table below.

Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price (Cdn$)	Option expiration date
Dennis Higgs President	12/2/2020		100,000		1.00	12/2/2030
Katrina Anderson
Chief Financial Officer	12/2/2020	(1)	200,000		1.00	12/2/2030

Director Compensation

The following table sets forth the compensation granted to our directors who are not also executive officers for the period from incorporation on April 21, 2020 to December 31, 2020. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees earned or paid in cash ($)	Option award(1) (Cdn$)	All other compensation ($)	Total (Cdn$)
(a)	(b)	(d)	(g)	(h)
Joseph J. Ovsenek		97,700		97,700
Kenneth McNaughton		97,700		97,700
Sandra R. MacKay	—	244,250	—	244,250
Barbara A. Filas	—	244,250	—	244,250
Benjamin Leboe	—	244,250	—	244,250
Tom Yip	—	244,250	—	244,250
Guillermo Lozano-Chàvez	—	244,250	—	244,250

(1)       Amounts reflect stock options (“Options”) granted to the directors. The value of Options included herein is equal to the aggregate grant date fair value computed in accordance with ASC Topic 718 and IFRS 2. The values were calculated using a Black-Scholes option pricing model using a share price of Cdn$1.00, a volatility indicator of 141.595%, risk free interest rate of 1.74%, expected life of ten years and expected dividend yield of $nil.

Narrative Disclosure to Director Compensation Table

We do not have a director compensation policy. Directors received option awards in December 2020 for their service on the board of directors. The award of options is discretionary and not pursuant to a set board compensation policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of the common shares, as of the date of this prospectus.

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose.

In aggregate, including those held by the Named Executive Officers, the directors and officers of Austin Gold hold 20,000,000 common shares, representing 70.05% of the issued common shares (28,551,000 common shares currently issued and outstanding), and options to acquire an additional 1,850,000 common shares.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment and the approximate number of voting securities of Austin Gold that such person beneficially owns, or over which such person exercises direction or control:

Name and position	Address	Number of Shares(1)		Percent of Class
Dennis L. Higgs	1021 West Hastings Street, 9th Floor
President and Director	Vancouver, BC Canada V6C 0C3	5,100,000	(2)	17.8%
Katrina Anderson	1021 West Hastings Street, 9th Floor
Chief Financial Officer	Vancouver, BC Canada V6C 0C3	200,000	(3)	**
Joseph J. Ovsenek	1021 West Hastings Street, 9th Floor
Executive Chair and Director	Vancouver, BC Canada V6C 0C3	5,100,000	(2)	17.8%
Kenneth C. McNaughton	1021 West Hastings Street, 9th Floor
Vice President, Exploration and Director	Vancouver, BC Canada V6C 0C3	5,100,000	(2)	17.8%
Darcy A. Higgs	1021 West Hastings Street, 9th Floor
Corporate Secretary	Vancouver, BC Canada V6C 0C3	5,100,000	(2)	17.8%
Aggregate number of shares held by
executive officers and directors		20,600,000	(4)	71.45%

** Less than 1%.

(1)	Based on 28,551,000 common shares issued and outstanding as of the date of this prospectus.

(2)	Includes 100,000 common shares acquirable upon vested options at Cdn$1.00 per share within 60 days of September 8, 2021.

(3)	Includes 200,000 common shares acquirable upon vested options at Cdn$1.00 per share within 60 days of September 8, 2021.

(4)	Includes 20,000,000 common shares and 600,000 common shares acquirable upon vested options at Cdn$1.00 per share within 60 days of September 8, 2021.

To the knowledge of the directors or senior officers of Austin Gold, as at the date of this prospectus, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 5% or more of the common shares, other than as set out below:

Name of Shareholder	Number of Shares(1)		Percentage of Shares(1)
Next Generation Resources Fund SICAV(2)	2,000,000		7.01%
Dennis L. Higgs
President and Director	5,100,000	(3)	17.8%
Darcy A. Higgs
Corporate Secretary	5,100,000	(3)	17.8%
Joseph J. Ovsenek
Executive Chair and Director	5,100,000	(3)	17.8%
Kenneth C. McNaughton
Vice President, Exploration and Director	5,100,000	(3)	17.8%

(1) Based on 28,551,000 shares of common shares outstanding as of this prospectus.
(2) Held in trust by Haywood Securities Inc. (3) Includes 5,000,000 common shares and 100,000 common shares acquirable upon vested options at Cdn$1.00 per share within 60 days of September 8, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy Regarding Related Party Transactions

Austin Gold does not have a policy for approval of related party transactions. The Audit Committee reviews management’s assessment of related party transactions each quarter.

Transactions with related persons

Austin Gold’s related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Austin Gold has determined that key management personnel consists of members of the Board and corporate officers.

Compensation	2020
Cdn$
Management fees (i)	2,000
Share-based payments (ii)	1,807,450
1,809,450

(i)	Management fees are compensation paid to an officer of the Company.

(ii)	Share-based payment is the fair value of options granted and vested.

During the period ending December 31, 2020, the President of the Company incurred Cdn$8,909 for administration expenses on behalf of the Company. As at December 31, 2020, Cdn$4,929 was payable to the President.

During the period ending December 31, 2020, the Corporate Secretary of the Company incurred Cdn$1,519 for administration expenses on behalf of the Company. As at December 31, 2020, Cdn$nil was payable to the Corporate Secretary.

During the period ending December 31, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc. Dennis L. Higgs and Benjamin Leboe serve together on the board of Nevada Exploration Inc. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4b of the accompanying consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

Austin Gold is authorized to issue an unlimited number of common shares, no par value. As of September 8, 2021, 28,551,000 common shares were issued and outstanding.

Common Shares

Holders of common shares are entitled to one vote for each common share on all matters submitted to a shareholder vote. Holders of common shares do not have cumulative voting rights. Therefore, holders of a majority of the common shares voting for the election of directors can elect all of the directors. A single holder of the common shares of the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of holders of common shares. A vote by two-thirds of the votes cast on a resolution are required to effectuate certain special resolutions at Austin Gold’s annual general meeting. Holders of the common shares have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common shares. There are no provisions for sinking or purchase funds, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a holder of common shares to contribute additional capital.

Holders of common shares are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding common share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any outstanding at such time, having preference over the common shares.

Recent Sales of Unregistered Securities

Set forth below are recent sales of unregistered securities:

•	On June 1 and 19, 2020, Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 3,250,000 shares at a price of $0.10 per share for aggregate gross proceeds of $325,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On June 19, 2020 Austin Gold issued 100,000 common shares pursuant to an obligation under a lease agreement. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,586,000 shares at a price of $0.25 per share for aggregate gross proceeds of $646,500. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 400,000 shares at a price of Cdn$0.35 per share for aggregate gross proceeds of Cdn$140,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On July 8, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 200,000 shares at a price of $0.25 per share for aggregate gross proceeds of $50,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On July 9, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,000,000 shares at a price of Cdn$1.00 per share for aggregate gross proceeds of Cdn$2,000,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On February 2, 2021 Austin Gold issued 15,000 common shares pursuant to an obligation under a lease agreement. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC. with its principal office at 6201 15th Avenue, Brooklyn, NY 11219.

Holders

As of September 8, 2021, we had 40 registered holders of our common shares.

Upon completion of this offering, assuming the stated amount of shares of common shares offered in this offering are sold, there will be        shares of our common shares outstanding.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of Austin Gold are authorized for issuance as of the date of this prospectus. A description of the significant terms of each of the equity compensation plans of Austin Gold follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (b)(1)	Weighted-average exercise price of outstanding options, warrants and rights (a) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders		$0	0
Equity compensation plans not approved by security holders	2,150,000	$0.75	705,100
Total	2,150,000	$0.75	705,100

(1) the number of shares reserved for issuance under the plan shall not exceed 10% of shares issued on a non-diluted basis on the grant date

(2) Converted from Cdn$ to US$ at the 2020 annual average exchange rate of CAD:US 0.7461 or US:CAD $1.3415

Stock Option Plans and Other Incentive Plans

The Stock Option Plan is Austin Gold’s Board approved securities-based compensation plan. The Stock Option Plan was approved by the Board on December 1, 2020, amended and restated on July 5, 2021, and approved by shareholders on July 22, 2021.

The following is a summary of the material terms of the Stock Option Plan, as amended and restated on July 5, 2021:

Directors, Senior Officers, Employees, Management Company Employees and Consultants of the Company and its subsidiaries are eligible to participate in the Stock Option Plan (the “Eligible Person” and, following the grant of an option award (an “Option”) pursuant to the Stock Option Plan, the “Participants”). The Board or any committee authorized by the Board is responsible for administering the Stock Option Plan. The Stock Option Plan permits the Board to grant Options to purchase common shares of the Company.

Shares Issuable Pursuant to the Stock Option Plan

The number of shares of common stock reserved for issuance under the Stock Option Plan shall not exceed 10% of the total number of issued and outstanding shares of common stock on a non-diluted basis.

Types of Awards

The Board may grant Options to any Eligible Person at any time, in such number and on such terms as will be determined by the Board in its discretion. Options may be granted only to Eligible Persons. The exercise price for any Option granted pursuant to the Stock Option Plan will be determined by the Board; provided, however that the price will not be less than the Market Price (as defined in the Stock Option Plan) prevailing on the date the Option is granted. Options shall be exercisable over a period of up to ten years, as determined by the Board.

The Board may determine and impose terms upon which each Option shall become vested. Unless otherwise specified by the Board at the time of granting an Option, and subject to the other limits on Option grants set out in the Stock Option Plan, all Options granted under the Plan shall vest and become exercisable in full upon grant.

Assignability

No Participant may assign any of his, her, or its rights under the Stock Option Plan.

Cessation of Awards

If the Participant ceases to be an Eligible Person due to his or her death or Disability (as such term is defined in the Stock Option Plan) or, in the case of a Participant that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Participant shall be exercisable to acquire vested, unissued shares at any time up to but not after the earlier of: (i) 365 days after such death or Disability; or (ii) the Expiry Date (as such term is defined in the Stock Option Plan).

If the Participant or, in the case of a Management Company Employee or a Consultant Company, the Participant’s employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Participant, or, in the case of a Management Company Employee or a Consultant Company, of the Participant’s employer, is employed or engaged; any outstanding Option held by such Participant on the date of such termination, whether in respect of shares that are vested or not, shall be cancelled as of that date.

If the Participant or, in the case of a Management Company Employee or a Consultant Company, the Participant’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Participant shall be exercisable to acquire vested, unissued shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Participant was engaged in Investor Relations Activities) after the Participant or, in the case of a Management Company Employee or a Consultant Company, the Participant’s employer, ceases to be an Eligible Person. Notwithstanding the foregoing, the Board may, in its sole discretion if it determines such is in the best interests of the Company, extend the Expiry Date of the Option of a Participant to a later date up to a maximum of one year from the Expiry Date.

If the Participant receives New Options (as such term is defined in the Stock Option Plan) the New Options shall expire on the earlier of: (i) the Expiry Date of the Subject Options (as such term is defined in the Stock Option Plan); (ii) if the Participant does not become an Eligible Person in respect of the New Company (as such term is defined in the Stock Option Plan), the date that the Subject Options expire pursuant to the Stock Option Plan; (iii) if the Participant becomes an Eligible Person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock Stock Option Plan that correspond to the Stock Option Plan; and (iv) the date that is one (1) year after the Participant ceases to be an Eligible Person in respect of the New Company or such shorter period as determined by the Board.

Amending the Stock Option Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, NYSE American or any other regulatory body having authority over the Company or the Stock Option Plan, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to a Participant under the Plan without the consent of that Participant. Any amendments to the Stock Option Plan or options granted thereunder will be subject to the approval of the shareholders.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Austin Gold, other than Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”) to the holding and disposition of common shares.

Comment is restricted to holders of common shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention:

(i)	is resident solely in the United States;

(ii)	is entitled to the benefits of the Convention;

(iii)	holds all common shares as capital property;

(iv)	holds no common shares that are “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder;

(v)	deals at arm’s length with and is not affiliated with Austin Gold;

(vi)	does not and is not deemed to use or hold any common shares in a business carried on in Canada; and

(vii)	is not an insurer that carries on business in Canada and elsewhere;

(each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Convention. However, members of or holders of an interest in such entities that hold common shares may be entitled to the benefits of the Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

Generally, a holder’s common shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the common shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the common shares as inventory in the course of carrying on a business.

Generally, a holder’s common shares will not be “taxable Canadian property” of the holder at a particular time at which the common shares are listed on a “designated stock exchange” unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i)	the holder, persons with whom the holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of Austin Gold; and

(ii)	more than 50% of the fair market value of the common shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of or interests in such properties.

In certain other circumstances, a common share may be deemed to be “taxable Canadian property” for purposes of the Canadian Tax Act.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more common shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom Austin Gold pays or is deemed to pay a dividend on the holder’s common shares will be subject to Canadian withholding tax, and Austin Gold will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of Austin Gold) of the gross amount of the dividend.

UNDERWRITING

We have entered into an underwriting agreement with the underwriter, Roth Capital Partners, LLC. We refer to Roth Capital Partners, LLC as the “underwriter.” Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, common shares.

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriter named below, and the underwriter has agreed to purchase from us, the number of common shares set forth opposite its name below:

Number of Shares
Name
Roth Capital Partners, LLC
Total

The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares of common stock described below, is subject to certain conditions. The underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

The underwriter is offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts, Commissions and Expenses

The underwriter proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The underwriter and other broker-dealers will receive compensation for sales of the securities offered hereby at a fixed commission rate consisting of: (i) a cash fee equal to 7% of the total gross proceeds of the offering; and (ii) compensation warrants (“Underwriter Warrants”), exercisable at a price of $      for a period beginning 6 months from the closing date of the offering and expiring months from the closing date of the offering to acquire the number of common shares equal to 7% of the common shares sold during this offering.

We also have agreed to reimburse the underwriter for reasonable out-of-pocket expenses in connection with this offering, including fees and disbursements of counsel. We estimate that the total expenses of this Offering, including filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            .

We have granted the underwriter an overallotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriter to purchase up to            shares of common stock at the public offering price, less underwriting discounts and commissions, to cover overallotments, if any.

The following table shows the total underwriting discounts and commissions payable to the underwriter by us in connection with this offering (assuming both the exercise in full and non-exercise of the overallotment option to purchase additional shares of common stock we have granted to the underwriter):

	Per Share		Total
	Without Over- allotment Option	With Over- allotment Option	Without Over- allotment Option	With Over- allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions to be paid by us

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

Black out and Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days following the date of this prospectus (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock, (ii) the issuance of shares of our common stock or options to acquire shares of our common stock pursuant to our equity incentive plans and (iii) the filing of one or more registration statements on Form S-8 with respect to shares of our common stock underlying our equity incentive plans from time to time, including the Stock Option Plan.

In addition, each of our directors and executive officers have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors and executive officers may not, subject to certain exceptions, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase creates a syndicate short position. The underwriter may close out any syndicate short position by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

From time to time, the underwriter and its affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Right of First Refusal

Until 9 (nine ) months from the closing of this offering, the underwriter shall have an irrevocable right of first refusal to act as placement agent or underwriter, at the underwriter’s sole discretion, for any public equity, equity-linked or debt securities offering in the United States on an underwritten or agency basis for our company, or any successor to or any subsidiary of ours, on customary terms. The underwriter will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Pricing of the Offering

Our common shares are not listed for trading on any exchange or automated quotation system. Austin Gold has submitted an application for listing its common shares for trading on the NYSE American exchange. We anticipate that our common shares will be traded on the NYSE American exchange; however, there can be no assurance that such an application for trading will be approved.

The initial public offering price will be determined by arm’s length negotiations between us and the Underwriter. In determining the initial public offering price, we and the representatives of the Underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this Offering;

•	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the representatives of the Underwriters and us.

Neither we nor the underwriter can assure investors that an active trading market will develop for the common shares, or that the shares will trade in the public market at or above the initial public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”) no shares of common stock have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation), except that an offer to the public of any shares of common stock in that Relevant State may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares of common stock shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation, or a supplement to a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation 2017/1129/EU (as amended).

United Kingdom

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to us;

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The shares of common stock have not been and may not and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been, may be or will be issued, or has been, may be, or will be in the possession of any person for the purposes of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this prospectus, you should obtain independent professional advice.

The information and this prospectus are strictly confidential to the person whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) by recipient to any other person or used for any purpose in Hong Kong.

China

The shares of common stock may not be offered or sold directly or indirectly to the public in the People’s Republic of China (“China”) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission or registered with the Asset Management Association of China, nor any offering material or information contained herein relating to the shares of common stock, may be supplied to the public in China or used in connection with any offer for the subscription or sale of shares of common stock to the public in China. The shares of common stock may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such qualified institutional investors shall be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations with respect to the subscription and trading of the shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Our common shares are not listed for trading on any exchange or automated quotation system. Austin Gold has submitted an application for listing its common shares for trading on the NYSE American exchange. We anticipate that our common shares will be listed for trading on the NYSE American exchange; however, there can be no assurance that such an application for listing will be approved.

Future sales of our common shares in the public market, including common shares issued upon exercise of outstanding options or warrants, or the availability of such common shares for sale in the public market, could adversely affect the trading price of our common shares. Certain shares of common shares that are issued and outstanding are “restricted securities” under Rule 144 and certain shares of common shares are subject to lock up agreements.

As a foreign private issuer (as defined in Rule 405 of the Securities Act) securities offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act are not subject to a distribution compliance period and may be resold outside the United States under Rule 904 of Regulation S or in the United States pursuant to an available exemption from such registration requirements.

Sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common shares at such time and our ability to raise equity capital in the future. Although we have applied to list our common shares for on the NYSE American, we cannot assure you that there will be an active public market for our common shares.

Based on the number of shares of our common shares outstanding as of September 8, 2021, upon the closing of this offering we will have outstanding an aggregate of                 shares of common shares.

All of the common shares sold in this Offering by us will be freely tradable, except that any common shares purchased in this Offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act.

Unrestricted Future Sales of common shares

In the future, we may offer and sell common shares (or we have in the past) pursuant to exemptions from registration under the Securities Act, such as under Section 4(a)(2) of the Securities Act, Regulation D or Rule 701, which will be deemed restricted securities. Shares of common shares that are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

In accordance with the foregoing, and subject to Rule 144 and Rule 701 or escrow restrictions, common shares will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of the registration statement of which this prospectus is a part, a person who is one of our affiliates and has beneficially owned shares of our common shares for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of common shares within any three-month period, beginning on the date 90 days after the date of this prospectus, that does not exceed the greater of:

•	1.0% of the number of common shares of common shares then outstanding, which will equal approximately ● common shares immediately after the closing of this Offering; or

•	the average weekly trading volume of our common shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling common shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of common shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 common shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Commission concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares proposed to be sold for at least six months but less than a year, including the holding period of any prior owner other than an affiliate, is entitled to sell the common shares beginning on the 91st day after we have become subject to the reporting requirements of the Exchange Act without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the current public information requirements of Rule 144. If such person has beneficially owned the common shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such common shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the public company requirement and the current public information requirement.

Rule 701

Any of our employees, officers, directors, consultants or advisors who purchased shares under a written compensatory stock or option plan or other written contract may be entitled to sell such common shares in reliance upon exemptions from registration. Rule 701 permits affiliates to sell their Rule 701 common shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non- affiliates may sell these common shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 common shares are required to wait until 90 days after we have become subject to the reporting requirements of the Exchange Act before selling those common shares.

Lock-Up Agreements

Austin Gold has agreed to cause its executive officers and directors to enter into a 180-day “lock-up” from the closing date of the Offering relating to our common shares that they beneficially own. This means that, for a period of 180 days following the closing date of this Offering, such persons may not, with limited exceptions, sell or agree to sell any common shares or securities or other financial instruments convertible into or having the right to acquire common shares or enter into any agreement or arrangement to transfer to another, in whole or in part, any of the economic consequences of ownership of common shares, without the prior written consent of the Lead Underwriter on behalf of the Underwriters pursuant to the terms of the lock-up agreements.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to in this summary as a "U.S. Resident". This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Resident is advised to obtain tax and legal advice applicable to such U.S. Resident’s particular circumstances.

Every U.S. Resident is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Resident on the U.S. Resident’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Canada-U.S. Tax Convention reduces the statutory rate with respect to dividends paid to a U.S. Resident, if that U.S. Resident is eligible for benefits under the Canada-U.S. Tax Convention. Where applicable, the general rate of withholding tax under the Canada-U.S. Tax Convention is 15% of the gross amount of the dividend, but if the U.S. Resident is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited to such corporate U.S. Resident. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Resident, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

A non-resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes "taxable Canadian property" of the U.S. Resident for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided that the common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Resident, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Resident, persons with whom the U.S. Resident did not deal at "arm’s length" for the purposes of the Tax Act, or the U.S. Resident together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Certain withholding and reporting obligations will also generally apply in connection with the disposition of common shares by a U.S. Resident that constitutes, or are deemed to constitute, "taxable Canadian property" (and are not "treaty-protected property" as defined in the Tax Act).

U.S. Residents who may hold common shares as "taxable Canadian property" should consult their own tax advisors.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or the value of the outstanding shares of the Company; (j) are U.S. expatriates or former long-term residents of the U.S.; or (k) are subject to taxing jurisdictions other than, or in addition to, the U.S. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code, or a "PFIC", as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test"), or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a "Subsidiary PFIC", and will be subject to U.S. federal income tax on their proportionate share of, (a) a distribution on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during its most recently ended tax year, and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund", or "QEF", under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election". A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on our common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Our common shares generally will be "marketable stock" if our common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If our common shares are traded on such a qualified exchange or other market, our common shares generally will be "regularly traded" for any calendar year during which our common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of our common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. See "Sale or Other Taxable Disposition of common shares" below. However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus will be passed upon for us by DuMoulin Black LLP. Certain legal matters in connection with the offering will be passed upon for us by Dorsey & Whitney LLP and for the underwriter by Pryor Cashman LLP, New York, New York.

EXPERTS

The financial statements of Austin Gold Corp. for the period from incorporation on April 21, 2020 to December 31, 2020 appearing in this prospectus have been audited by Manning Elliot LLP, independent registered public accounting firm, as set forth in their report included herein.

The disclosure in this prospectus of scientific and technical information regarding exploration results for the Kelly Creek Project has been reviewed and approved by Barbara Carroll, who is a qualified person under Regulation S-K subpart 1300. Ms. Carroll is an independent consulting geologist.

The disclosure in this prospectus of scientific and technical information regarding exploration results for the mineral properties of Austin Gold, except for the Kelly Creek Project, has been reviewed and approved by Robert Hatch, who is a qualified person under Regulation S-K subpart 1300. Mr. Hatch is an independent consulting geologist to Austin Gold. In connection with his consulting work, Austin Gold granted Mr. Hatch 100,000 options to purchase common stock of Austin Gold exercisable at a price of Cdn$1.00 per share and expiring on December 3, 2030.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Commission under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common shares, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contracts or other documents filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at www.sec.gov, the Commission’s Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon completion of this Offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above.

F-1

CONDENSED CONSOLIDATED INTERIM FINANCIAL

STATEMENTS

For the Quarter Ending June 30, 2021

(Expressed in Canadian Dollars)

F-2

TO THE SHAREHOLDERS OF AUSTIN GOLD CORP.:

Management’s Responsibility for Financial Reporting

The accompanying condensed consolidated interim financial statements of Austin Gold Corp. (the “Company”) are presented fairly herein and have been prepared by management in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate for the Company’s circumstances. The following unaudited condensed consolidated interim financial statements have been approved by the Company’s Audit Committee and Board of Directors.

“Dennis Higgs”	“Joseph Ovsenek”
Dennis Higgs	Joseph Ovsenek
President	Executive Chairman

F-3

Austin Gold Corp.

Condensed Consolidated Interim Statements of Financial Position

(expressed in Canadian dollars - Unaudited)

	Note	June 30, 2021 (unaudited)	December 31, 2020
		$	$
ASSETS

Current assets
Cash		2,096,051	2,421,796
GST receivable		7,166	3,133
Prepaid expenses		14,081	624
Total current assets		2,117,298	2,425,553

Non-current assets
Exploration and evaluation assets	4, 6	1,092,013	875,371
Marketable securities	3, 4b	348,044	426,109
Fixed assets		2,775	3,265
Total non-current assets		1,442,832	1,304,745

Total Assets		3,560,130	3,730,298

LIABILITIES

Current liabilities
Amounts payable and accrued liabilities	7	83,316	37,942
Total liabilities		83,316	37,942

EQUITY

Share capital	5a	3,689,258	3,674,258
Option reserves	5b	2,100,550	2,100,550
Accumulated other comprehensive loss		(24,877)	(12,203)
Deficit		(2,288,117)	(2,070,249)
Total equity		3,476,814	3,692,356

Total Liabilities and Equity		3,560,130	3,730,298

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Commitments (Note 6)

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 27, 2021 and are signed on its behalf by:

“Dennis Higgs”	Director	”Joseph Ovsenek”	Director

F-4

Austin Gold Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(expressed in Canadian dollars - Unaudited)

	Note	Three months ended June 30, 2021	Six months ended June 30, 2021	Incorporation on April 21, 2020 to June 30, 2020
		$	$	$
Expenses
Amortization		245	490	-
Consulting and management fees		9,543	13,747	-
Foreign exchange loss		7,222	14,905	1,009
General and administrative		2,975	5,057	712
Insurance		2,732	3,665	-
Investor relations		175	175	-
Listing and filing fees		-	-	490
Marketing		614	2,315	-
Professional fees		93,314	125,699	5,416
Loss before other items		116,820	166,053	7,627
Unrealized loss on marketable securities	3	127,183	52,625	-
Realized gain on marketable securities	3	(310)	(810)	-
Net loss for the period		243,693	217,868	7,627

Other comprehensive loss
Items that may be reclassified to net loss:
Foreign currency translation loss		7,873	12,674	-
Comprehensive loss for the period		251,566	230,542	7,627

Net loss per common share
Basic and diluted		$(0.01)	$(0.01)	$(0.00)

Weighted average number of common shares outstanding
Basic and diluted		28,551,000	28,547,863	18,254,800

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Austin Gold Corp.

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian dollars - Unaudited)

	Note	Number of Shares	Share Capital	Option Reserves	Accumulated other comprehensive loss	Deficit	Total Equity
			$	$	$	$	$
Balance April 21, 2020		-	-	-	-	-	-

Issuance of founders shares at US$0.005 per common share	6a	20,000,000	139,290	-	-	-	139,290
Private placement at US$0.10 per common share	6a	3,250,000	441,853	-	-	-	441,853
Private placement at US$0.25 per common share	6a	2,586,000	881,451	-	-	-	881,451
Private placement at $0.35 per common share	6a	400,000	140,000	-	-	-	140,000
Share issue costs		-	(5,096)	-	-	-	(5,096)
Issuance of share capital per lease agreement	4a	100,000	13,587	-	-	-	13,587
Net loss and comprehensive loss for the period		-	-	-	-	(7,627)	(7,627)
Balance June 30, 2020		26,336,000	1,611,085	-	-	(7,627)	1,603,458

Balance at December 31, 2020		28,536,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356

Issuance of share capital per lease agreement	4d	15,000	15,000	-	-	-	15,000
Net loss and comprehensive loss for the period		-	-	-	(12,674)	(217,868)	(230,542)
Balance at June 30, 2021		28,551,000	3,689,258	2,100,550	(24,877)	(2,288,117)	3,476,814

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Austin Gold Corp.

Condensed Consolidated Interim Statements of Cash Flows

(expressed in Canadian dollars- Unaudited)

	Note	Six months ended June 30, 2021	Incorporation April 21, to June 30, 2020
		$	$
Cash flows used in operating activities
Net loss for the period Items not affecting cash:		(217,868)	(7,627)
Amortization		490	-
Foreign exchange loss		15,077	-
Unrealized loss on marketable securities	3	52,625	-
Realized gain on marketable securities		(810)	-
		(150,486)	(7,627)
Changes in non-cash operating working capital:
Increase in prepaid expenses		(14,368)	-
Increase in GST receivable		(4,033)	-
Increase in accounts payable and accrued liabilities		45,374	5,096
		(123,513)	(2,531)

Cash flows used in investing activities
Proceeds from sale of marketable securities	3, 4b	26,250	-
Payments for mineral property activities		(228,482)	(46,196)
		(202,232)	(46,196)

Cash flows from financing activities
Net proceeds from issuance of common shares	6a	-	1,597,498
		-	1,597,498

Increase (decrease) in cash		(325,745)	1,548,771
Cash – beginning of period		2,421,796	-
Cash – end of period		2,096,051	1,548,771

Non-cash investing and financing activity:
Common shares issued for exploration and evaluation assets		15,000	13,587

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

1.	NATURE OF OPERATIONS

Austin Gold Corp. together with its subsidiary, Austin American Corporation (collectively referred to as the “Company” or “Austin Gold”), is focused on the exploration of mineral property interests in the state of Nevada, United States.

The Company was incorporated on April 21, 2020 in British Columbia. The Company’s registered office is at MNP Tower, 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada, V6E 0C3.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars (“US$”).

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not generated revenues from its operations to date. As at June 30, 2021, the Company has accumulated losses of $2,288,117 since inception and has working capital of $2,033,982. The operations of the Company have primarily been funded by the issuance of common shares. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

Since December 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID19 outbreak is unknown at this time. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, or on its ability to raise capital to fund operations, in future periods. However, management has concluded that there is no current impact on its operations.

F-8

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its wholly-owned subsidiary and to the period presented in these consolidated financial statements.

a.	Basis of presentation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the period from incorporation on April 21, 2020 to December 31, 2020 as they follow the same accounting policies under IFRS.

The Board of Directors of the Company approved these consolidated financial statements and authorized them for issue on August 24, 2021.

Basis of Measurement

These consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The subsidiary’s functional currency is United States dollars. All financial information is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

b.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Austin American Corporation (“Austin NV”), from the Company’s incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Austin American Corporation	Nevada, United States	100%	Exploration company

F-9

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

3.	MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

Pursuant to a letter of intent with Nevada Exploration (see note 4b), on July 7, 2020 the Company participated in a private placement with Nevada Exploration Inc. purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one share, and one half of one warrant, with each whole warrant entitling the Company to acquire one share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of Nevada Exploration traded (or quoted) on the TSX-V is greater than $0.90 per share for 10 consecutive trading days, then Nevada Exploration shall have the right to accelerate the warrant expiry date to the 30th day after the date on which Nevada Exploration gives notice to the Company in accordance with the certificates representing the warrants.

During the six months ended June 30, 2021, the Company sold 143,000 shares for proceeds of $26,250.

As at June 30, 2021, the estimated fair value of the 2,357,000 (December 31, 2020: 2,500,000) shares held by the Company was $329,980 (December 31, 2020: $375,000) determined using the closing price on the TSX Venture Exchange and the estimated fair value of the 1,250,000 warrants was $18,064 (December 31, 2020: $51,109) determined using the Black-Scholes pricing model with the following assumptions:

	June 30, 2021	December 31, 2020
Share price	$0.14	$0.15
Exercise price	$0.50	$0.50
Volatility	86%	104%
Risk free interest rate	0.25%	0.25%
Expected life	1.52 years	2.0 years
Expected dividend yield	$nil	$nil

During the six-month period ended June 30, 2021, the Company recognized an unrealized loss on marketable securities of $52,625, and a realized gain on the sale of marketable securities of $810.

F-10

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS

	Note	Fourmile Basin (US)	Kelly Creek (US)	Lone Mountain (US)	Miller Project (US)	Total
		$	$	$	$	$
Balance at December 31, 2020		441,387	295,145	138,839	-	875,371

Expenditures:
Acquisition costs		12,072	-	-	78,300	90,372
Consulting		18,939	-	7,143	357	26,439
Finders fees		-	-	-	6,330	6,330
Mapping		-	-	230	6,003	6,233
Mining rights and claim fees		-	-	-	82,505	82,505
Technical reports		-	1,426	14,287	-	15,713
Travel		2,470	-	-	-	2,470
Total exploration costs		33,481	1,426	21,660	173,495	230,062
Movement in foreign exchange		-	(7,001)	(3,269)	(3,150)	(13,420)
Balance June 30, 2021		474,868	289,570	157,230	170,345	1,092,013

*Acquisition costs includes pre-production payments, lease payments, and advanced royalty payments

a.	Fourmile Basin Property, Nevada, United States

On June 18, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the Effective Date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

Effective Date	US$25,000 cash (paid) 100,000 Company shares (issued)
6 months after Effective Date (December 18, 2020)	US$5,000 cash (paid)
12 months after Effective Date (June 18, 2021)	US$10,000 cash (paid)
18 months after Effective Date (December 18, 2021)	US$10,000 cash
24 months after Effective Date (June 18, 2022)	US$15,000 cash
30 months after Effective Date and every 6 months thereafter	US$20,000 cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

F-11

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	US$30,000
Year 2 to Year 3 from Effective Date	US$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, the Company must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated (“NexGen”) who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the “NexGen Lease”), the Company must incur the following expenditures:

October 24, 2020	US$5,000 (fulfilled)
October 24, 2021	US$10,000 (fulfilled)
October 24, 2022	US$15,000 (fulfilled)
October 24, 2023	US$20,000 (US$10,000 fulfilled)
October 24, 2024 and every year thereafter	US$20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

F-12

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

On November 7, 2020, NexGen agreed to apply US$40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and US$10,000 of the October 2023 expenditures.

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$10,000 (paid)
October 24, 2021	US$15,000
October 24, 2022	US$20,000
October 24, 2023 and every year thereafter	US$25,000

The Company must also pay NexGen a 2.0% net smelter royalty and the Company has a royalty buy down under which the Company may purchase NexGen’s 2.0% net smelter royalty. The purchase price is US$250,000 for the first 1%, and US$500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

b.	Kelly Creek Project, Nevada, United States

On May 29, 2020, the Company entered into a letter of intent, as amended on June 24, 2020 (the “JV LOI”), with Nevada Exploration Inc., (“Nevada Exploration”), which contemplated an option for the Company to earn up to a 70% interest in a joint venture (the “Option to Joint Venture”) with Nevada Exploration in Nevada Exploration’s Kelly Creek project, located in Humboldt County, Nevada (the “Kelly Creek Project”).

In accordance with the JV LOI, the Company agreed to purchase, pursuant to a private placement, 2,500,000 units at a price of $0.20 per unit in Nevada Exploration for a total amount of $500,000 (see note 3).

On July 7, 2020, pursuant to the JV LOI, the Company entered into a definitive agreement (the "JV Agreement") through Austin American Corporation (“Austin NV”), a wholly-owned subsidiary of the Company and Pediment Gold LLC, a subsidiary of Nevada Exploration, whereby Austin NV will be able to exercise the Option to Joint Venture. On March 3, 2021, the Company signed an amendment to the JV Agreement that adjusted the minimum yearly expenditure requirements and extended the other deadlines within the agreement by one year.

In accordance with the JV Agreement, Austin NV may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

F-13

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

	Original	Amended
September 1, 2021	$1,000,000	$nil
June 1, 2022	$1,000,000	$nil
September 1, 2022	$nil	$750,000*
June 1, 2023	$1,500,000	$1,000,000
June 1, 2024	$1,500,000	$1,500,000
June 1, 2025	$nil	$1,500,000

*$400,000 of which must be spent on geophysics, geochemistry, drilling, or other mutually agreed program.

During the earn in period, Austin NV will be the operator of the project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the JV Agreement and subsequent amendment, Austin NV shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a prefeasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin Gold will be obligated to provide Nevada Exploration’s portion of any debt financing or arrange for third party financing of Nevada Exploration’s portion of any debt financing required to construct a mine on the project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the joint venture. If a party is diluted to a 10% interest in the joint venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for USD$1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	US$20,000 (paid)
October 1, 2021	US$20,000
October 1, 2022	US$20,000
October 1, 2023 and annually thereafter	US$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2020 – paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for US$2,000,000.

F-14

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favour of Battle Mountain Gold Exploration Corporation.

c.	Lone Mountain Project, Nevada, United States

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada (the “Lone Mountain project”).

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin American Corporation, a wholly owned subsidiary of the Company. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3% to 2.5%. On April 29, 2021, the Company signed an amendment to the agreement that adjusted the minimum yearly expenditure commitments.

The Company will have the option to purchase the entire interest in the Lone Mountain project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	US$80,000 (paid)
November 1, 2021	US$30,000
November 1, 2022	US$30,000
November 1, 2023	US$30,000
November 1, 2024	US$40,000
November 1, 2025 and each year thereafter	Increasing by US$10,000/year thereafter to a maximum of US$200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Pursuant to the agreement, the Company will be required to pay the annual claim maintenance fees, and fulfill the following annual work commitments on the Lone Mountain project:

F-15

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

	Original	Amended
September 1, 2021	US$150,000	US$nil
September 1, 2022	US$250,000	US$400,000
September 1, 2023	US$300,000	US$300,000
September 1, 2024	US$300,000	US$300,000
September 1, 2025	US$400,000	US$400,000
September 1, 2026	US$400,000	US$400,000

The work commitments for September 2021 and 2022 are firm commitments. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favour and credited to subsequent years. The work commitment terminates when US$1,800,000 has been expended on the property.

d.	Miller Project, Nevada, United States

On December 17, 2020, the Company signed a Letter of Intent (the “LOI”) with Shea Clark Smith and Gregory B. Maynard (“Smith and Maynard”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims (the “Miller Lease”) located on the Carlin Trend in Elko County, Nevada (the “Miller Project”).

On February 1, 2021 pursuant to the LOI, the Company entered into a definitive agreement with Smith and Maynard through Austin American Corporation, a wholly-owned subsidiary of the Company. The Miller Project was recommended to the Company by Bull Mountain Resources, LLC (“BMR”), and the Company will be required to make agent payments per the BMR Agreement outlined in Note 6.

Under the terms of the agreement, the Miller Lease is for a term of 35 years, with the following work commitments:

-	a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and

-	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (“NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the NSR can be purchased by the Company for US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% NSR.

F-16

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

The Company is also required to make the following annual lease payments:

4.	EXPLORATION AND EVALUATION ASSETS, continued

Within 5 days of signing the lease	US$50,000 (paid) 15,000 Company shares (issued)
1st anniversary	US$25,000
2nd anniversary	US$25,000
3rd anniversary and each year thereafter	US$30,000

Pursuant to the agreement, the Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. Future lease payments can be purchased for US$500,000.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the BLM and county for the additional 164 staked claims, there is currently an ownership dispute with another party. The Company believes it has the right to these claims and as at June 30, 2021, has capitalized US$65,170 of expenditures relating to their acquisition.

5.	SHARE CAPITAL AND RESERVES

a.	Authorized and issued share capital

At June 30, 2021, the Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

During the six-month period ended June 30, 2021, the Company issued the following shares:

-	On February 2, 2021, the Company issued 15,000 common shares pursuant to a mineral lease agreement. See note 4d.

During the period from incorporation on April 21, 2020 to June 30, 2020, the Company issued the following shares:

-	In April 2020, the Company issued 20,000,000 common shares at a price of US$0.005 per common share for gross proceeds of US$100,000.

-	In June 2020, the Company completed non-brokered private placements consisting of 3,250,000 common shares at a price of US$0.10 per common share for gross proceeds of US$325,000, 2,586,000 common shares at a price of US$0.25 for gross proceeds of US$646,500, and 400,000 common shares at a price of $0.35 for gross proceeds of $140,000.

-	On June 19, 2020, the Company issued 100,000 common shares pursuant to a mineral lease agreement. See note 4a.

F-17

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

5.	SHARE CAPITAL AND RESERVES, continued

b. Stock options

The Company has adopted a stock option plan (the “Plan”) for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The exercise price of each option shall not be less than the fair market value on the grant date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company and subject to the policies of the applicable exchanges.

	Number of share options	Weighted average exercise price
		$
Balance April 21, 2020	-	-

Granted	2,150,000	1.00
Outstanding as at December 31, 2020	2,150,000	1.00
Outstanding as at June 30, 2021	2,150,000	1.00

At June 30, 2021, the following share options were outstanding and exercisable:

Number of share options	Exercise price per share	Expiry Date
	$	$
2,150,000	1.00	December 2030

Number of share options	June 30, 2021
Weighted average exercise price for exercisable options	$1.00
Weighted average share price for options exercised	-
Weighted average years to expiry for exercisable options	9.43 years

F-18

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

6.	COMMITMENTS

Introductory Agent Agreement

The Company has signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Other Commitments

The Company also has payment obligations relating to the Fourmile Basin, Kelly Creek, Lone Mountain, and Miller projects. See notes 4a, 4b, 4c, and 4d.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers.

F-19

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES, continued

Compensation	Six months ended June 30, 2021	Incorporation on April 21, 2020 to June 30, 2020
	$	$
Management fees (i)	3,000	-
	3,000	-

(i)	Management fees are compensation paid to an officer of the Company.

During the six-month period ending June 30, 2021, the President of the Company incurred $2,112 for administration expenses on behalf of the Company. As at June 30, 2021, $158 (December 31, 2020: $4,929) was payable to the President.

During the six-month period ending June 30, 2021, the Corporate Secretary of the Company incurred $601 for administration expenses on behalf of the Company.

During the period from incorporation on April 21, 2020 to June 30, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc., a company of which the President of the Company also serves as a director and non-executive chairman. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4b.

These transactions occurred in the normal course of operations and are therefore measured at their exchange amounts.

8.	FINANCIAL INSTRUMENT RISK

The Company’s financial instruments consist of cash, marketable securities and accounts payable. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

-	Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

-	Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

-	Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

F-20

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

8.	FINANCIAL INSTRUMENT RISK, continued

The following financial instruments are recorded at fair value on a recurring basis as of June 30, 2021 and December 31, 2020.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance as at June 30, 2021
	$	$	$	$
Assets
Cash	2,096,051	-	-	2,096,051
Marketable securities	329,980	-	18,064	348,044
Total assets measured at fair value	2,426,031	-	18,064	2,444,095

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance as at December 31, 2020
	$	$	$	$
Assets
Cash	2,421,796	-	-	2,421,796
Marketable securities	375,000	-	51,109	426,109
Total assets measured at fair value	2,796,796	-	51,109	2,847,905

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks.

Credit Risk

The Company’s primary exposure to credit risk is the risk of cash, amounting to $2,096,051 at June 30, 2021. As the Company’s policy is to deposit its cash with major Canadian banks, the credit risk is considered by management to be negligible. As at June 30, 2021, the Company had a receivable balance of $7,166, which primarily relates to GST receivable from the Federal Government of Canada.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at June 30, 2021.

F-21

Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021

(expressed in Canadian dollars - Unaudited)

8.	FINANCIAL INSTRUMENT RISK, continued

Contractual undiscounted cash flow requirements for contractual obligations as at June 30, 2021 are as follows:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$
Accounts payable and accrued liabilities	83,316	83,316	83,316	-	-
Total as at June 30, 2021	83,316	83,316	83,316	-	-

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company’s cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at June 30, 2021, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $38,121 (December 31, 2020: $66,935).

9.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company’s mineral property assets are all located in the United States.

F-22

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended December 31, 2020

(Expressed in Canadian Dollars)

F-23

To the Shareholders of Austin Gold Corp.:

The accompanying consolidated financial statements of Austin Gold Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including responsibility for significant accounting estimates and judgments. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In fulfilling its responsibilities, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.

The Board of Directors oversees the responsibilities of management for financial reporting through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the consolidated financial statements and recommends them to the Board of Directors for approval. They meet regularly with management to review internal control procedures, advise directors on auditing matters and financial reporting issues.

Manning Elliott LLP, the Company’s independent auditors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“Dennis Higgs”	“Joseph Ovsenek”
Dennis Higgs	Joseph Ovsenek
President	Executive Chairman

F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Austin Gold Corp. (the “Company”), which comprise the consolidated balance sheet as at December 31, 2020, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the period of incorporation on April 21, 2020 to December 31, 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020, and the results of its operations and its cash flows for the period then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 9, 2021

We have served as the Company’s auditor since 2020.

F-25

Austin Gold Corp.

Consolidated Statement of Financial Position

As at December 31,

(expressed in Canadian dollars)

	Note	2020
		$
ASSETS

Current assets
Cash	2e, 9	2,421,796
GST receivable		3,133
Prepaid expenses		624
Total current assets		2,425,553

Non-current assets
Exploration and evaluation assets	4	875,371
Marketable securities	3, 4b	426,109
Fixed assets	2f, 5	3,265
Total non-current assets		1,304,745

Total Assets		3,730,298

LIABILITIES

Current liabilities
Amounts payable and accrued liabilities	8	37,942

EQUITY

Share capital	6a	3,674,258
Option reserves	6b	2,100,550
Accumulated other comprehensive loss		(12,203)
Deficit		(2,070,249)
Total equity		3,692,356

Total Liabilities and Equity		3,730,298

The accompanying notes are an integral part of these consolidated financial statements

Nature of operations (Note 1)

Commitments (Note 7)

Subsequent events (Note 12)

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 9, 2021 and are signed on its behalf by:

“Dennis Higgs”	Director	“Joseph Ovsenek”	Director

F-26

Austin Gold Corp.

Consolidated Statement of Comprehensive Loss

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

	Note	Period ended December 31, 2020
		$
Expenses
Amortization		576
Consulting and management fees		22,169
General and administrative		6,065
Foreign exchange loss		66,665
Investor relations		2,152
Listing and filing fees		569
Marketing		7,762
Professional fees		82,950
Stock-based compensation	6b	1,807,450
Loss before other items		1,996,358
Unrealized loss on marketable securities	3	73,891
Net loss for the period		2,070,249

Other comprehensive loss
Items that may be reclassified to net loss:
Foreign currency translation loss		12,203
Comprehensive loss for the period		2,082,452

Net loss per common share
Basic and fully diluted		$(0.08)

Weighted average number of common shares outstanding
Basic and fully diluted		25,625,433

The accompanying notes are an integral part of these consolidated financial statements

F-27

Austin Gold Corp.

Consolidated Statement of Changes in Equity

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Option Reserves	Accumulated other comprehensive loss	Deficit	Total Equity
			$	$	$	$	$
Issuance of founders shares at US$0.005 per common share	6a	20,000,000	139,290	-	-	-	139,290
Private placement at US$0.10 per common share	6a	3,250,000	441,853	-	-	-	441,853
Private placement at US$0.25 per common share	6a	2,786,000	949,366	-	-	-	949,366
Private placement at $0.35 per common share	6a	400,000	140,000	-	-	-	140,000
Private placement at $1.00 per common share	6a	2,000,000	2,000,000	-	-	-	2,000,000
Share issue costs		-	(9,838)	-	-	-	(9,838)
Issuance of share capital per lease agreement	4a	100,000	13,587	-	-	-	13,587
Value assigned to options granted	6a	-		2,100,550	-	-	2,100,550
Net loss and comprehensive loss for the period		-	-		(12,203)	(2,070,249)	(2,082,452)
Balance at December 31, 2020		28,536,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356

The accompanying notes are an integral part of these consolidated financial statements

F-28

Austin Gold Corp.

Consolidated Statement of Cash Flows

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

	Note	Period ended December 31, 2020
		$
Cash flows used in operating activities
Net loss for the period		(2,070,249)
Items not affecting cash:
Amortization		576
Foreign exchange		10,867
Unrealized loss on marketable securities	3	73,891
Share-based compensation		1,807,450
		(177,465)
Changes in non-cash operating working capital:
Increase in prepaid expenses		(624)
Increase in GST receivable		(3,133)
Increase in accounts payable and accrued liabilities		33,784
		(147,438)

Cash flows used in investing activities
Purchase of fixed assets		(3,841)
Payment for marketable securities	3, 4b	(500,000)
Payment for mineral property activities		(587,596)
		(1,091,437)

Cash flows from financing activities
Net proceeds from issuance of common shares		3,660,671
		3,660,671

Increase in cash		2,421,796
Cash – beginning of period		-
Cash – end of period		2,421,796
Non-cash investing and financing activities:
Common shares issued for exploration and evaluation assets		13,587
Share-based compensation capitalized to exploration and evaluation assets		239,100

The accompanying notes are an integral part of these consolidated financial statements

F-29

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Austin Gold Corp. together with its subsidiary, Austin American Corporation (collectively referred to as the “Company” or “Austin Gold”), is focused on the exploration of mineral property interests in the state of Nevada, United States. The Company is in the process of filing a prospectus in British Columbia and a registration statement with the Securities and Exchange Commission in the United States of America.

The Company was incorporated on April 21, 2020 in British Columbia. The Company’s registered office is at MNP Tower, 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars (“US$”).

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not generated revenues from its operations to date. As at December 31, 2020, the Company has accumulated losses of $2,070,249 since inception and has working capital of $2,387,611. The operations of the Company have primarily been funded by the issuance of common shares. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

Since December 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID19 outbreak is unknown at this time. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, or on its ability to raise capital to fund operations, in future periods. However, management has concluded that there is no current impact on its operations.

F-30

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its wholly-owned subsidiary and to the period presented in these consolidated financial statements.

a.	Basis of presentation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors of the Company approved these consolidated financial statements and authorized them for issue on April 9, 2021.

Basis of Measurement

These consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The subsidiary’s functional currency is United States dollars. All financial information is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

b.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Austin American Corporation (“Austin NV”), from the Company’s incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Austin American Corporation	Nevada, United States	100%	Exploration company

c.	Use of estimates and judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from management’s best estimates as additional information becomes available.

F-31

Austin Gold Corp.
Notes to Consolidated Financial Statements
For the period from incorporation on April 21, 2020 to December 31, 2020
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

c.	Use of estimates and judgements, continued

Significant areas requiring the use of management estimates and judgments include:

i)	The determination of the fair value of the shares of the Company for the calculation of the share-based compensation.
ii)	The determination of the fair values of warrants held as marketable securities by the Company.
iii)	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available to identify new business opportunities and working capital requirements, the outcome of which is uncertain.
iv)	The determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including: geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

d.	Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives).

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s accounts payables are classified at amortized cost.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in consolidated statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss. The Company’s cash and marketable securities are classified as FVTPL.

F-32

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

d.	Financial instruments, continued

Financial assets at FVTOCI are initially recorded at fair value adjusted for transaction costs. Dividends are recognized as income in the consolidated statements of comprehensive income (loss) unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of FVOTCI investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income (loss).

e.	Cash and cash equivalents

Cash and cash equivalents include cash in banks and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

f.	Property, plant and equipment

Property, plant and equipment, reported herein as fixed assets, are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct expenditures associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of fixed assets have different useful lives, they are accounted for as separate items (major components) of fixed assets.

F-33

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

f.	Property, plant and equipment, continued

Amortization is calculated over the useful life of the asset at rates ranging from 15% to 30% per annum once the asset is available for use. Amortization charges on assets that are directly related to mineral properties are allocated to that mineral property.

g.	Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of fair value through other comprehensive income (FVTOCI) instruments, which are recognized in other comprehensive loss.

h.	Mineral property interests

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a license to explore are expensed as incurred, to general exploration. Once the legal rights to explore a specific area have been obtained, expenditures on exploration and evaluation activities are capitalized as exploration and evaluation assets.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

F-34

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Impairment of non-current assets

At each reporting period, management reviews mineral interest and property, plant and equipment for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and the impairment loss is reversed in the profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

j.	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related asset. Amounts capitalized are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of comprehensive loss.

F-35

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

k.	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

l.	Taxation

Income tax expense is comprised of current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statements of comprehensive income (loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals, or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

F-36

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

m.	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less measurable component. The Company considers the fair value of common shares issued in a unit private placement to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any value attributed to the warrants is recorded as reserves.

n.	Share-based compensation

The Company’s stock option plan allows the Company’s directors, officers, employees, and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense or capitalized to mineral interests with a corresponding increase in share-based payment reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to profit or loss. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for share options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each statement of financial position date.

At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, or where the fair value of goods or services received is not reliably measurable, they are measured at the fair value of the share-based compensation. Otherwise, share-based compensation is measured at the fair value of goods or services received.

F-37

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

o.	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average common shares outstanding are increased to include additional shares for the assumed exercise of share options and share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding share options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

p.	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction where there is a transfer of resources or obligations between related parties.

3.	MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

Pursuant to a letter of intent with Nevada Exploration (see note 4b), on July 7, 2020 the Company participated in a private placement with Nevada Exploration Inc. purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one share, and one half of one warrant, with each whole warrant entitling the Company to acquire one share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of Nevada Exploration traded (or quoted) on the TSX-V is greater than $0.90 per share for 10 consecutive trading days, then Nevada Exploration shall have the right to accelerate the warrant expiry date to the 30th day after the date on which Nevada Exploration gives notice to the Company in accordance with the certificates representing the warrants.

As at December 31, 2020, the estimated fair value of the 2,500,000 shares held by the Company was $375,000 determined using the closing price on the TSX Venture Exchange and the estimated fair value of the 1,250,000 warrants was $51,109 determined using the Black-Scholes pricing model with the following assumptions: share price of $0.15, exercise price of $0.50, volatility of 104%, risk free interest rate of 0.25%, expected life of 2.5 years and expected dividend yield of $nil.

During the period ended December 31, 2020, the Company recognized an unrealized loss on marketable securities of $73,891.

F-38

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4.	EXPLORATION AND EVALUATION ASSET

	Note	Fourmile Basin (US)	Kelly Creek (US)	Lone Mountain (US)	Total
		$	$	$	$
Balance at April 21, 2020		-	-	-	-
Expenditures:
Acquisition costs		67,120	66,233	104,240	237,593
Consulting		15,406	24,870	4,519	44,795
Geology		-	1,642	-	1,642
Geophysics		651	9,642	-	10,293
Mapping		-	1,889	-	1,889
Mining rights and claim fees		128,769	126,732	-	255,501
Reports		-	40,618	-	40,618
Stock-based compensation	6b	227,966	32,567	32,567	293,100
Travel		1,475	-	-	1,475
Total exploration costs		441,387	304,193	141,326	886,906
Movement in foreign exchange		-	(9,048)	(2,487)	(11,535)
Balance December 31, 2020		441,387	295,145	138,839	875,371

*Acquisition costs includes pre-production payments, lease payments, and advanced royalty payments

a.	Fourmile Basin Property, Nevada, United States

On June 18, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the Effective Date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

Effective Date	US$25,000 cash (paid) 100,000 Company shares (issued)
6 months after Effective Date (December 18, 2020)	US$5,000 cash (paid)
12 months after Effective Date (June 18, 2021)	US$10,000 cash
18 months after Effective Date (December 18, 2021)	US$10,000 cash
24 months after Effective Date (June 18, 2022)	US$15,000 cash
30 months after Effective Date and every 6 months thereafter	US$20,000 cash

F-39

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSET, continued

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	US$30,000
Year 2 to Year 3 from Effective Date	US$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, the Company must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the NSR Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated (“NexGen”) who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the “NexGen Lease”), the Company must incur the following expenditures:

October 24, 2020	US$5,000 (fulfilled)
October 24, 2021	US$10,000 (fulfilled)
October 24, 2022	US$15,000 (fulfilled)
October 24, 2023	US$20,000 (US$10,000 fulfilled)
October 24, 2024 and every year thereafter	US$20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

F-40

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSET, continued

On November 7, 2020, NexGen agreed to apply US$40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and US$10,000 of the October 2023 expenditures.

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$10,000 (paid)
October 24, 2021	US$15,000
October 24, 2022	US$20,000
October 24, 2023 and every year thereafter	US$25,000

The Company must also pay NexGen a 2.0% net smelter royalty and the Company has a royalty buy down under which the Company may purchase NexGen’s 2.0% net smelter royalty. The purchase price is US$250,000 for the first 1%, and US$500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

b.	Kelly Creek Project, Nevada, United States

On May 29, 2020, the Company entered into a letter of intent, as amended on June 24, 2020 (the “JV LOI”), with Nevada Exploration Inc., (“Nevada Exploration”), which contemplated an option for the Company to earn up to a 70% interest in a joint venture (the “Option to Joint Venture”) with Nevada Exploration in Nevada Exploration’s Kelly Creek project, located in Humboldt County, Nevada (the “Kelly Creek Project”).

In accordance with the JV LOI, the Company agreed to purchase, pursuant to a private placement, 2,500,000 units at a price of $0.20 per unit in Nevada Exploration for a total amount of $500,000 (see note 3).

On July 7, 2020, pursuant to the JV LOI, the Company entered into a definitive agreement (the "JV Agreement") through Austin American Corporation (“Austin NV”), a wholly-owned subsidiary of the Company and Pediment Gold LLC, a subsidiary of Nevada Exploration, whereby Austin NV will be able to exercise the Option to Joint Venture. In accordance with the JV Agreement, Austin NV may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

September 1, 2021	$1,000,000
June 1, 2022	$1,000,000
June 1, 2023	$1,500,000
June 1, 2024	$1,500,000

During the earn in period, Austin NV will be the operator of the project.

F-41

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSET, continued

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the JV Agreement, Austin NV shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2025, June 1, 2026 and June 1, 2027 and by delivering a prefeasibility study prior to June 1, 2028. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin Gold will be obligated to provide Nevada Exploration’s portion of any debt financing or arrange for third party financing of Nevada Exploration’s portion of any debt financing required to construct a mine on the project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the joint venture. If a party is diluted to a 10% interest in the joint venture, its interest will be converted to a 10% net profits interest.

Subsequent to the period, the Company signed an amendment to the JV Agreement. See Note 12.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for USD$1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

October 1, 2020	US$20,000 (paid)
October 1, 2021	US$20,000
October 1, 2022	US$20,000
October 1, 2023 and annually thereafter	US$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2020 – paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for US$2,000,000.

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favour of Battle Mountain Gold Exploration Corporation.

F-42

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSET, continued

c.	Lone Mountain Project, Nevada, United States

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada (the “Lone Mountain project”).

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin American Corporation, a wholly owned subsidiary of the Company. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	US$80,000 (paid)
November 1, 2021	US$30,000
November 1, 2022	US$30,000
November 1, 2023	US$30,000
November 1, 2024	US$40,000
November 1, 2025 and each year thereafter	Increasing by US$10,000/year thereafter to a maximum of US$200,000

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Pursuant to the agreement, the Company will be required to pay the annual claim maintenance fees, and fulfill the following annual work commitments on the Lone Mountain project:

September 1, 2021	US$150,000
September 1, 2022	US$250,000
September 1, 2023	US$300,000
September 1, 2024	US$300,000
September 1, 2025 and each year thereafter	US$400,000

F-43

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSET, continued

The work commitments for September 2021 and 2022 are firm commitments. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favour and credited to subsequent years. The work commitment terminates when US$1,800,000 has been expended on the property.

d.	Miller Project, Nevada, United States

On December 17, 2020, the Company signed a Letter of Intent (the “LOI”) with Shea Clark Smith and Gregory B. Maynard (“Smith and Maynard”). The LOI contemplates that the agreement will be a lease with option to purchase mining claims (the “Miller Lease”) located on the Carlin Trend in Elko County, Nevada (the “Miller Project”).

Under the terms of the LOI, the Miller Lease would be for a term of 35 years, with the following work commitments:

-	a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and

-	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (“NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the NSR can be purchased by the Company for US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% NSR.

The Company would also be required to make the following annual lease payments:

Within 5 days of signing the lease	US$50,000* 15,000 Company shares*
1st anniversary	US$25,000
2nd anniversary	US$25,000
3rd anniversary and each year thereafter	US$30,000

*Subsequently paid and issued – see Note 12.

The Company will also be responsible for paying the annual claim maintenance fees and will stake additional claims to close gaps among the existing claim groups. After signing the Miller Lease, future lease payments can be purchased for US$500,000.

Subsequent to the period, on February 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with Smith and Maynard through Austin American Corporation, a wholly-owned subsidiary of the Company. The Miller Project was recommended to the Company by Bull Mountain Resources, LLC (“BMR”), and the Company will be required to make agent payments per the BMR Agreement outlined in Note 7.

F-44

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

5. FIXED ASSETS

	Computer Equipment	TOTAL
	$	$
Balance April 21, 2020	-	-

Additions	3,841	3,841
Depreciation	(576)	(576)
Balance December 31, 2020	3,265	3,265

6. SHARE CAPITAL AND RESERVES

a.	Authorized and issued share capital

At December 31, 2020, the Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

During the period ended December 31, 2020, the Company issued the following shares:

-	In April 2020, the Company issued 20,000,000 common shares at a price of US$0.005 per common share for gross proceeds of US$100,000.

-	In June 2020, the Company completed non-brokered private placements consisting of 3,250,000 common shares at a price of US$0.10 per common share for gross proceeds of US$325,000, 2,586,000 common shares at a price of US$0.25 for gross proceeds of US$646,500, and 400,000 common shares at a price of $0.35 for gross proceeds of $140,000.

-	On June 19, 2020, the Company issued 100,000 common shares pursuant to a mineral lease agreement. See note 4a.

-	In July 2020, the Company completed non-brokered private placements consisting of 200,000 common shares at a price of US$0.25 per common share for gross proceeds of US$50,000, and 2,000,000 common shares at a price of $1.00 per common share for gross proceeds of $2,000,000.

b.	Stock options

The Company has adopted a stock option plan (the “Plan”) for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The exercise price of each option shall not be less than the minimum prescribed amount allowed under the TSX Venture Exchange. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

For the period ended December 31, 2020, the Company granted 2,150,000 stock options at an exercise price of $1.00 to employees, directors, and consultants for a term of 10 years and vesting at the date of grant.

F-45

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

6. SHARE CAPITAL AND RESERVES, continued

For the period ended December 31, 2020, the stock-based compensation of $1,807,450 was recognized in profit and loss. In addition, stock-based compensation of $293,100 was capitalized to mineral interests.

	Number of share options	Weighted average exercise price
		$
Balance April 21, 2020	-	-

Granted	2,150,000	1.00
Outstanding as at December 31, 2020	2,150,000	1.00

The weighted average fair value of stock options granted in 2020 was to be estimated based on the Black-Scholes option pricing model using a share price of $1.00, volatility of 141.595%, risk free interest rate of 1.74%, expected life of 10 years and expected dividend yield of $nil.

At December 31, 2020, the following share options were outstanding and exercisable:

Number of share options	Exercise price per share	Expiry Date
	$	$
2,150,000	1.00	December 2030

Number of share options	December 31, 2020
Weighted average exercise price for exercisable options	$1.00
Weighted average share price for options exercised	-
Weighted average years to expiry for exercisable options	9.93 years

F-46

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

7. COMMITMENTS

Introductory Agent Agreement

The Company has signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Other Commitments

The Company also has payment obligations relating to the Fourmile Basin, Kelly Creek, and Lone Mountain projects. See notes 4a, 4b, and 4c.

8. RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers.

F-47

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

8. RELATED PARTY TRANSACTIONS AND BALANCES, continued

Compensation	2020
$
Management fees (i)	2,000
Share-based payments (ii)	1,807,450
1,809,450

(i)	Management fees are compensation paid to an officer of the Company.

(ii)	Share-based payment is the fair value of options granted and vested.

During the period ending December 31, 2020, the President of the Company incurred $8,909 for administration expenses on behalf of the Company. As at December 31, 2020, $4,929 was payable to the President. The amount due is non-interest bearing, unsecured and due on demand.

During the period ending December 31, 2020, the Corporate Secretary of the Company incurred $1,519 for administration expenses on behalf of the Company. As at December 31, 2020, $nil was payable to the Corporate Secretary.

During the period ending December 31, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc., a Company of which the President of the Company also serves as a director and non-executive chairman. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4b.

These transactions occurred in the normal course of operations and are therefore measured at their exchange amounts.

9. FINANCIAL INSTRUMENT RISK

The Company’s financial instruments consist of cash, GST receivables, marketable securities, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which is carried at fair value. Marketable securities is a Level 1 financial instrument.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

-	Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

-	Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

-	Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

F-48

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

9. FINANCIAL INSTRUMENT RISK, continued

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks. The Company’s risk exposures and their corresponding impact on the Company’s consolidated financial instruments as at December 31, 2020 are summarized below.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance as at December 31, 2020
	$	$	$	$
Assets
Cash	2,421,796	-	-	2,421,796
Marketable securities	375,000	-	51,109	426,109
Total assets measured at fair value	2,796,796	-	51,109	2,847,905

The fair values of other financial instruments, which include prepaid expenses, GST receivable and accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit Risk

The Company’s primary exposure to credit risk is the risk of cash, amounting to $2,421,796 at December 31, 2020. As the Company’s policy is to limit cash holdings to instruments issued by major Canadian banks, the credit risk is considered by management to be negligible. As at December 31, 2020, the Company had a receivable balance of $3,133, which primarily relates to GST receivable from the Federal Government of Canada, and $624 in prepaid expenses which is made up of predominately of prepayments to vendors

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at December 31, 2020.

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$
Accounts payable and accrued liabilities	37,942	(37,942)	(37,942)	-	-
Total as at December 31, 2020	37,942	(37,942)	(37,942)	-	-

F-49

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

9. FINANCIAL INSTRUMENT RISK, continued

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company’s cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at December 31, 2020, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $66,935.

10. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company’s mineral property assets are all located in the United States.

11. INCOME TAXES

Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

2020
$
Non-capital loss carry-forwards	53,142
Share issue costs and others	19,581
Deferred tax assets not recognized	(72,723)
-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

The Company has non-capital tax losses totaling $200,535, which commenced expiring in 2040. The other temporary differences do not expire under current legislation.

12. SUBSEQUENT EVENTS

On February 1, 2021, pursuant to the Miller Project LOI, the Company entered into a definitive agreement with Smith and Maynard. This property was introduced to the Company by Bull Mountain Resources Inc. and is subject to the terms of the Introductory Agent Agreement. See notes 4d and 7.

On February 2, 2021, the Company issued 15,000 shares pursuant to the Miller project agreement. See note 4d.

F-50

Austin Gold Corp.

Notes to Consolidated Financial Statements

For the period from incorporation on April 21, 2020 to December 31, 2020

(expressed in Canadian dollars)

12. SUBSEQUENT EVENTS, continued

On March 3, 2021, the Company signed an amendment to the Kelly Creek Joint Venture Agreement with Nevada Exploration. Pursuant to the amendment, the minimum yearly expenditures have been adjusted as follows:

	Original	Amended
September 1, 2021	$1,000,000	$nil
June 1, 2022	$1,000,000	$nil
September 1, 2022	$nil	$750,000*
June 1, 2023	$1,500,000	$1,000,000
June 1, 2024	$1,500,000	$1,500,000
June 1, 2025	$nil	$1,500,000

*$400,000 of which must be spent on geophysics, geochemistry, or drilling.

The amendment also extends the other deadlines within the agreement by one year. See Note 4b.

F-51

Shares

AUSTIN GOLD CORP.

common shares

PROSPECTUS

ROTH CAPITAL PARTNERS

, 21

Until and including                    , 21    (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the SEC, FINRA, and stock exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

 * - To be provided by amendment

ITEM 14- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporate laws of British Columbia allow us, and our corporate articles require us (subject to the provisions of the BCBCA noted below), to indemnify our Directors, former Directors, alternate Directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each Director and alternate Director is deemed to have contracted with the Company on the terms of the indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party”, in relation to the Company, means an individual who

(1)	is or was a Director or officer of the Company,

(2)	is or was a director or officer of another corporation

(i)       at a time when the corporation is or was an affiliate of the Company, or

(ii)       at the request of the Company, or

(3)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and certain other cases, the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1)	indemnify the eligible party under section 160 (a) in respect of the proceeding; or

(2)	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1)	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5)	make any other order the court considers appropriate.

ITEM 15- RECENT SALES OF UNREGISTERED SECURITIES

•	On June 1 and 19, 2020, Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 3,250,000 shares at a price of $0.10 per share for aggregate gross proceeds of $325,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On June 19, 2020 Austin Gold issued 100,000 common shares pursuant to an obligation under a lease agreement. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,586,000 shares at a price of $0.25 per share for aggregate gross proceeds of $646,500. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

•	On June 29, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 400,000 shares at a price of Cdn$0.35 per share for aggregate gross proceeds of Cdn$140,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On July 8, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 200,000 shares at a price of $0.25 per share for aggregate gross proceeds of $50,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On July 9, 2020 Austin Gold completed a private placement of its common shares whereby Austin Gold issued an aggregate of 2,000,000 shares at a price of Cdn$1.00 per share for aggregate gross proceeds of Cdn$2,000,000. The common shares were offered and sold outside the United States in “offshore transactions” pursuant to exemptions from the registration requirements under Rule 903 of Regulation S under the Securities Act of 1933, as amended.

•	On February 2, 2021 Austin Gold issued 15,000 common shares pursuant to an obligation under a lease agreement. The common shares were offered and sold pursuant to exemptions from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended.

ITEM 16- EXHIBITS

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

ITEM 17- UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on ●, 2021.

AUSTIN GOLD CORP.

By:	/s/ ●
Name: Katrina Anderson
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dennis L. Higgs as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign this registration statement and any and all further amendments thereto , and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ ●	Dated: ●, 2021

Name: Dennis L. Higgs
Title: President
(Principal Executive Officer)

/s/ ●	Dated: ●, 2021

Name: Katrina Anderson
Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ ●	Dated: ●, 2021

Name: Joseph J. Ovsenek
Title: Executive Chairman and Director

/s/ ●	Dated: ●, 2021

Name: Kenneth C. McNaughton
Title: Director

/s/ ●	Dated: ●, 2021

Name: Sandra R. MacKay
Title: Director

/s/ ●	Dated: ●, 2021

Name: Barbara A. Filas
Title: Director

/s/ ●	Dated: ●, 2021

Name: Benjamin Leboe
Title: Director

/s/ ●	Dated: ●, 2021

Name: Tom Yip
Title: Director

/s/ ●	Dated: ●, 2021

Name: Guillermo Lozano-Chàvez
Title: Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, on [ ], 2021.

By:	/s/ ●
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

3.1	Notice of Articles

3.2	Articles

4.1**	Specimen common share certificate

5.1**	Form of Opinion of DuMoulin Black, LLP, Canadian counsel to the Company, as to the validity of the common shares

10.1#	Austin Gold 2021 Amended and Restated Stock Option Plan

10.2**	Genesis Lease

10.3**	Genesis 1st Amendment Agreement

10.4**	Genesis 2nd Amendment Agreement

10.5**	Genesis 3rd Amendment Agreement

10.6**	HotPot Tomera Lease, September 16, 2004

10.7**	Tomera Lease 1st Amendment

10.8** 10.9** 10.10** 10.11** 10.12** 10.13** 10.14** 10.15** 10.16** 10.17** 10.18** 10.19** 21.1**

Tomera Lease 2nd Amendment

Tomera Lease 3rd Amendment

Tomera Lease 4th Amendment

Tomera Lease 5th Amendment

HP & FJ 1.25% NSR Royalty Agreement

Final KC Agreement

NGE Subscription Agreement – June 2020

Fourmile Basin Agreement

Lone Mountain Letter of Intent dated September 15, 2020

Miller Lease Agreement

Bull Mountain Agreement

Amendment to Kelly Creek JV Agreement

Subsidiaries of Austin Gold

23.1**	Consent of Manning Elliot LLP, an Independent Registered Public Accounting Firm

23.2**	Consent of DuMoulin Black LLP (included in Exhibit 5.1)

23.3** 23.4**	Consent of Barbara Carroll Consent of Robert Hatch

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)

** To be filed by amendment.

# Indicates management contract or compensatory plan.